Exhibit 2.1

EXECUTION VERSION

EQUITY PURCHASE AGREEMENT

between

BRUNSWICK CORPORATION

and

LUMOS INTERNATIONAL HOLDINGS B.V.

Dated as of May 5, 2019

Table of Contents

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- ii -

- iii -

- iv -

Exhibit

Exhibit A	List of Companies
Exhibit B	Form of Transition Services Agreement
Exhibit C	Form of Trademark License Agreement
Exhibit D	Reorganization Plan
Exhibit E	Reference Working Capital Statement

- v -

INDEX OF DEFINED TERMS

Defined Term	Location of Definition

Accounting Principles	Section 9.06(b)
Active Employee	Section 5.06(f)
Actual Fraud	Section 9.06(b)
Affiliate	Section 9.06(b)
Agreement	Preamble
Alternative Proposal	Section 9.06(b)
Announcements	Section 5.09
Applicable Products	Section 9.06(b)
Asset Allocation	Section 5.07(g)(i)
Assumed Benefit Plan	Section 9.06(b)
Assumed Credit Support Obligations	Section 5.22
Balance Sheet	Section 9.06(b)
Benefit Plan	Section 9.06(b)
Business	Recitals
Business Collective Bargaining Agreement	Section 9.06(b)
Business Confidential Information	Section 5.17
Business Continuing Credit Support Obligation	Section 5.22
Business Day	Section 9.06(b)
Business Multiemployer Plan	Section 5.06(l)
Cash	Section 9.06(b)
Change of Control Payments	Section 9.06(b)
Closing	Section 1.02
Closing Cash	Section 1.04(b)
Closing Change of Control Payments	Section 1.04(a)
Closing Date	Section 1.02
Closing Indebtedness	Section 1.04(a)
Closing Statement	Section 1.04(b)
Closing Transaction Expenses	Section 1.04(a)
Closing Working Capital	Section 1.04(b)
Code	Section 9.06(b)
Companies	Recitals
Company Stock Right	Section 3.02
Competitive Business	Section 5.13(c)
Confidentiality Agreement	Section 5.03
Consent	Section 2.03(b)
Continuing Employee	Section 5.06(a)
Contract	Section 2.03(a)
control	Section 9.06(b)
controlled	Section 9.06(b)
controlling	Section 9.06(b)
Covered Known Claim	Section 5.26(c)

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Cravath	Section 9.07(a)
Credit Support Obligations	Section 9.06(b)
Current Assets	Section 9.06(b)
Current Liabilities	Section 9.06(b)
Current Representation	Section 9.07(a)
D&O Indemnitee	Section 5.15(a)
D&O Indemnitees	Section 5.15(a)
Debt Commitment Letter	Section 4.06(a)
Debt Financing	Section 4.06(a)
Deloitte	Section 9.07(a)
Effective Time	Section 1.02
Embedded Purchaser Portion	Section 5.21(b)
Embedded Seller Portion	Section 5.21(c)
Employee of the Business	Section 9.06(b)
Environmental Laws	Section 9.06(b)
Environmental Permits	Section 3.17(b)
Equity Commitment Letter	Section 4.06(a)
Equity Financing	Section 4.06(a)
Equity Interest	Section 9.06(b)
ERISA	Section 9.06(b)
ERISA Affiliate	Section 9.06(b)
ERISA Affiliate Liability	Section 9.06(b)
Estimated Cash	Section 1.04(a)
Estimated Closing Statement	Section 1.04(a)
Estimated Closing Working Capital Excess	Section 1.04(a)
Estimated Closing Working Capital Shortfall	Section 1.04(a)
Estimated Working Capital	Section 1.04(a)
Exchange Act	Section 9.06(b)
Excluded Entity	Section 9.06(b)
Existing Seller Equity Award	Section 9.06(b)
Final Closing Date Amount	Section 9.06(b)
Financial Statements	Section 9.06(b)
Financing	Section 4.06(a)
Financing Letters	Section 4.06(a)
Form 10	Section 9.06(b)
GAAP	Section 9.06(b)
Government Contract	Section 9.06(b)
Governmental Entity	Section 2.03(b)
Group Companies	Section 9.06(b)
Group Company Contracts	Section 3.09(b)
Group Company Intellectual Property	Section 9.06(b)
Group Company Registered Intellectual Property	Section 3.08(a)
Group Company Unregistered Intellectual Property	Section 3.08(a)
Guarantee	Section 4.10
Guarantors	Recitals
Hazardous Substances	Section 9.06(b)

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HSR Act	Section 5.04(b)
Inactive Employee	Section 5.06(g)
Indebtedness	Section 9.06(b)
indemnified party	Section 8.06(a)
indemnifying party	Section 8.06(a)
Independent Expert	Section 9.06(b)
Information Privacy Laws	Section 3.08(h)
Initial Closing Date Amount	Section 9.06(b)
Initial Closing Date Payment	Section 1.01
Injunction	Section 5.04(c)
Intellectual Property	Section 9.06(b)
IT Systems	Section 9.06(b)
Judgment	Section 2.03(a)
Knowledge	Section 9.06(b)
Law	Section 2.03(a)
Lease	Section 3.07(b)
Leased Real Property	Section 3.07(b)
Lender Related Parties	Section 9.06(b)
Lenders	Section 4.06(a)
LF LLC	Section 5.07(g)(i)
Liens	Section 9.06(b)
Losses	Section 8.01(a)(i)
Material Adverse Effect	Section 9.06(b)
Material Customers	Section 3.19
Material Suppliers	Section 3.19
Multiemployer Plan	Section 9.06(b)
Names	Section 9.06(b)
Notice of Disagreement	Section 1.04(c)
Offer Employee	Section 5.06(f)
Outside Date	Section 7.01(a)(iv)(A)
Owned Real Property	Section 3.07(a)
Permit	Section 3.10
Permitted Liens	Section 9.06(b)
Person	Section 9.06(b)
Personal Information	Section 3.08(h)
Post-Closing Occurrences	Section 5.26(a)
Post-Closing Representation	Section 9.07(a)
Post-Closing Tax Period	Section 9.06(b)
Pre-Closing Reorganization	Section 5.20
Pre-Closing Separate Return	Section 9.06(b)
Pre-Closing Tax Period	Section 9.06(b)
Proceeding	Section 3.12
Projections	Section 4.07(b)
Proprietary Software	Section 3.08(e)
Purchase Price	Section 1.01
Purchase Price Allocation	Section 5.07(g)(i)

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Purchaser	Preamble
Purchaser Fundamental Representations	Section 9.06(b)
Purchaser Indemnitees	Section 8.01(a)(i)
Purchaser Material Adverse Effect	Section 4.01
Purchaser Parties	Section 9.07(a)
Purchaser Portion	Section 5.21(a)
Purchaser Related Parties	Section 7.03(c)
Purchaser Shared Customer Contract	Section 9.06(b)
Purchaser Tax Act	Section 9.06(b)
Purchaser’s 401(k) Plan	Section 5.06(e)
Purchaser’s Proposed Allocation	Section 5.07(g)(i)
Recovery Costs	Section 5.26(b)
Redacted Fee Letter	Section 9.06(b)
Reference Time	Section 9.06(b)
Releasees	Section 5.23
Releasors	Section 5.23
Remedy Actions	Section 5.04(c)
Reorganization Plan	Section 5.20
Representatives	Section 5.25(c)
Required Regulatory Approvals	Section 9.06(b)
Restraints	Section 6.01(a)
Restricted Person	Section 5.13(a)
Retained HR Liabilities	Section 5.06(d)
SEC	Section 9.06(b)
Securities Act	Section 9.06(b)
Seller	Preamble
Seller Business	Section 9.06(b)
Seller Claims-Made Policy	Section 5.26(c)
Seller Consolidated Group	Section 9.06(b)
Seller Continuing Credit Support Obligation	Section 5.22
Seller Disclosure Letter	Section 9.06(b)
Seller Fundamental Representations	Section 9.06(b)
Seller Indemnitees	Section 8.02(a)
Seller Insurance Policies	Section 5.26(a)
Seller Material Adverse Effect	Section 2.03(a)
Seller Portion	Section 5.21(a)
Seller Shared Customer Contract	Section 9.06(b)
Seller’s 401(k) Plan	Section 5.06(e)
Seller’s Proposed Allocation	Section 5.07(g)(iii)
Selling Affiliates	Recitals
Share Allocation	Section 5.07(g)(ii)
Shared Contract	Section 9.06(b)
Software	Section 9.06(b)
Solvent	Section 9.06(b)
Specified Losses	Section 9.06(b)
Split Dollar Policy	Section 9.06(b)

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Straddle Period	Section 9.06(b)
Straddle Period Tax Returns	Section 5.07(a)(iv)
Subsidiary	Section 9.06(b)
Subsidiary Stock Right	Section 3.03
Surety Period	Section 5.06(l)
Tail Coverage	Section 5.15
Target Working Capital	Section 9.06(b)
Tax Claim	Section 8.07(a)
Tax Return	Section 9.06(b)
Tax Sharing Agreements	Section 3.11(l)
Taxes	Section 9.06(b)
Taxing Authority	Section 9.06(b)
Termination Fee	Section 7.03(c)
Third Party Claim	Section 8.06(a)
Trade Secrets	Section 9.06(b)
Trademark License Agreement	Section 1.03(g)
Transaction Agreements	Section 9.06(b)
Transaction Deductions	Section 5.07(g)
Transaction Expenses	Section 9.06(b)
Transaction Materials	Section 4.07(b)
Transactions	Section 1.01
Transfer Taxes	Section 9.06(b)
Transfer Time	Section 5.06(f)
Transferred Equity Interests	Recitals
Transferred HR Liabilities	Section 5.06(d)
Transition Period	Section 5.10
Transition Services Agreement	Section 1.03(e)
USD	Section 9.06(b)
VAT	Section 3.11(n)
Voting Company Debt	Section 3.02
Voting Subsidiary Debt	Section 3.03
waiving party	Section 6.05
Workers’ Compensation Claim	Section 9.06(b)
Workers’ Compensation Event	Section 9.06(b)
Working Capital	Section 9.06(b)

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EQUITY PURCHASE AGREEMENT, dated as of May 5, 2019 (this “Agreement”), between Brunswick Corporation, a Delaware corporation (“Seller”), and Lumos International Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) having its seat in Amsterdam (“Purchaser”).

WHEREAS, Seller holds, directly or through certain of its wholly-owned subsidiaries (the “Selling Affiliates”), all of the issued and outstanding equity interests (the “Transferred Equity Interests”) of the companies set forth on Exhibit A (the “Companies”);

WHEREAS, the Group Companies are currently engaged in the business and operations of developing, designing, manufacturing, marketing, distributing, selling, and maintaining, worldwide,  (i) cardiovascular fitness and strength-training equipment and accessories, including under the brands of Life Fitness, Indoor Cycling, Cybex, Hammer Strength and SciFit, (ii) digital solutions, applications and other online or technology-related products and services related to cardiovascular fitness, nutrition, wellness and strength-training, including under the Halo brand and (iii) billiards tables, table tennis tables, shuffleboard tables, foosball tables, air hockey tables and putting greens as well as related accessories and furniture, including under the Brunswick brand (collectively, the “Business”);

WHEREAS, Purchaser desires to purchase the Transferred Equity Interests from Seller and the Selling Affiliates, and Seller desires to sell (or to cause the Selling Affiliates to sell) the Transferred Equity Interests to Purchaser, pursuant to the terms and conditions of this Agreement; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Seller’s willingness to enter into this Agreement, KPS Special Situations Fund IV, LP, an Alberta limited partnership, KPS Special Situations Fund IV (A), LP, an Alberta limited partnership, KPS Special Situations Fund IV (B), LP, an Alberta limited partnership, and KPS Special Situations Fund IV (A – Delaware), LP, a Delaware limited partnership (collectively, the “Guarantors”) is entering into the Guarantee with respect to certain obligations of Purchaser under this Agreement.

NOW THEREFORE, in view of the foregoing premises and in consideration of the mutual covenants, agreements, representations and warranties herein contained, the parties agree as follows:

ARTICLE I

Purchase and Sale of the Transferred Equity Interests; Closing

SECTION 1.01                                  Purchase and Sale of the Transferred Equity Interests.  On the terms and subject to the conditions of this Agreement, at the Closing, Seller shall (and shall cause the Selling Affiliates to) sell, transfer and deliver to Purchaser, and Purchaser shall purchase and accept from Seller and the Selling Affiliates, the Transferred Equity Interests for an aggregate purchase price of USD 490,000,000, as adjusted in accordance with the definition of the “Initial Closing Date Payment” and payable as set forth in Section 1.03, subject to further adjustment as provided in Section 1.04 (the amount payable by Buyer as finally adjusted pursuant to Section 1.04, the “Purchase Price”).  The purchase and sale of the Transferred Equity Interests, together with the consummation of the other transactions contemplated by this Agreement and the other Transaction Agreements, are referred to as the “Transactions”.

SECTION 1.02                                  Closing Date.  The closing of the Transactions (the “Closing”) shall take place at the offices of Cravath, Swaine & Moore LLP in New York, New York, at 10:00 a.m., New York City time, on the third Business Day following the satisfaction (or, to the extent permitted by applicable Law, the waiver by the parties entitled to the benefit thereof) of the conditions set forth in Article VI (other than those conditions which by their terms are to be satisfied at the Closing but subject to the satisfaction at the Closing or waiver of such conditions), or at such other place, time and date as shall be agreed between Seller and Purchaser.  The date on which the Closing occurs is referred to as the “Closing Date”.  The Closing shall be deemed to be effective as of 12:01 a.m., New York City time, on the Closing Date (the “Effective Time”).

SECTION 1.03                                  Transactions to be Effected at the Closing.  At the Closing:

(a)            Purchaser shall deliver to Seller, and Seller shall accept on behalf of itself and the Selling Affiliates, payment by wire transfer of immediately available funds to a bank account designated in writing by Seller at least two Business Days prior to the Closing Date, in an amount equal to the Initial Closing Date Amount, except as required by applicable Law, in which case Purchaser or an Affiliate of Purchaser shall pay the applicable Selling Affiliate the applicable portion of the Initial Closing Date Amount (as allocated pursuant to Section 5.07(g) or otherwise agreed by the parties) by wire transfer of immediately available funds in local currency, at the then prevailing spot currency exchange rate as published by the Wall Street Journal on the Business Day prior to the Closing Date;

(b)            Seller shall deliver (or cause the Selling Affiliates to deliver) to Purchaser any certificates representing any certificated Transferred Equity Interests and customary instruments of transfer and assignment of the Transferred Equity Interests, in form and substance reasonably satisfactory to Purchaser, duly executed by Seller or the applicable Selling Affiliate;

(c)            Seller shall deliver to Purchaser the certificate required to be delivered pursuant to Section 6.02(d);

(d)            Purchaser shall deliver to Seller the certificate required to be delivered pursuant to Section 6.03(c);

(e)            Seller shall deliver to Purchaser the Transition Services Agreement, substantially in the form attached hereto as Exhibit B (the “Transition Services Agreement”), duly executed by Seller;

(f)            Purchaser shall deliver to Seller the Transition Services Agreement, duly executed by Purchaser;

(g)            Seller shall deliver to Purchaser the Trademark License Agreement, substantially in the form attached hereto as Exhibit C (the “Trademark License Agreement”), duly executed by Seller;

(h)            Purchaser shall deliver to Seller the Trademark License Agreement, duly executed by Purchaser; and

(i)            Seller shall deliver to Purchaser the certificates required to be delivered pursuant to Section 5.07(g).

SECTION 1.04                                  Purchase Price Adjustment.  (a)  Not less than three Business Days prior to the anticipated Closing Date, Seller shall prepare in good faith and deliver to Purchaser a statement (the “Estimated Closing Statement”) setting forth (i) Seller’s good faith estimate of Closing Cash as of the Reference Time (“Estimated Cash”), (ii) Seller’s good faith estimate of Closing Working Capital Excess or Closing Working Capital Shortfall as of the Reference Time (“Estimated Closing Working Capital Excess” or “Estimated Closing Working Capital Shortfall”, as applicable), (iii) Indebtedness as of the Reference Time (but giving effect to any subsequent incurrence of Indebtedness prior to the Closing) (“Closing Indebtedness”), (iv) Transaction Expenses incurred but not paid prior to the Closing (“Closing Transaction Expenses”), (v) the Change of Control Payments to the extent not paid prior to the Closing (“Closing Change of Control Payments”) and (vi) the Initial Closing Date Amount.  The Estimated Closing Statement shall be prepared in accordance with the Accounting Principles and be accompanied with reasonable supporting information used by Seller in the preparation of the estimates of each component of the Initial Closing Date Amount and invoices or similar supporting documentation with respect to the estimated Closing Transaction Expenses set forth in the Estimated Closing Statement.  Prior to the Closing, Purchaser shall have an opportunity to review the Estimated Closing Statement and discuss such statement with the persons responsible for its preparation, and Seller shall, and shall cause the Group Companies to, reasonably cooperate with Purchaser in good faith to respond to any questions regarding the Estimated Closing Statement.  If Purchaser and Seller mutually agree to any modifications to any items set forth in the Estimated Closing Statement prior to the Closing, the Estimated Closing Statement shall be revised to reflect such modifications, and the document so modified shall constitute the Estimated Closing Statement.  Purchaser’s opportunity to review shall in no event delay the Closing or the Closing Date and if Purchaser and Seller disagree on any items set forth in the Estimated Closing Statement at the end of such review period, without any prejudice to Purchaser’s rights under other clauses of this Section 1.04, Seller’s positions shall be reflected in the Estimated Closing Statement.

(b)            Within 60 calendar days after the Closing Date, Purchaser shall prepare in good faith and deliver to Seller a statement (the “Closing Statement”) setting forth (i) Cash as of the Reference Time (“Closing Cash”), (ii) Closing Working Capital Excess or Closing Working Capital Shortfall, as applicable, as of the Reference Time and (iii) the Final Closing Date Amount.  The Closing Statement shall be prepared in accordance with the Accounting Principles.

(c)            During the 45 calendar day period following Purchaser’s delivery of the Closing Statement, Seller and any accountants, counsel or financial advisers retained by Seller in connection with any adjustment to the Purchase Price contemplated by this Section 1.04 shall be permitted, subject to the execution of customary release and hold harmless letters, to review the working papers of Purchaser and each Group Company relating to the Closing Statement.  The Closing Statement shall become final and binding upon the parties on the 45th calendar day following delivery thereof, unless Seller gives written notice of its disagreement with the Closing Statement (a “Notice of Disagreement”) to Purchaser on or prior to such date, which disagreement shall be limited to mathematical errors and calculations of amounts not being made in accordance with the Accounting Principles and this Agreement.  Any Notice of Disagreement shall specify in reasonable detail the nature of any disagreement so asserted and be accompanied with reasonable supporting documentation.  If a Notice of Disagreement is delivered to Purchaser within the 45 calendar day period referred to above, then the Closing Statement (as revised in accordance with this sentence) shall become final and binding upon the parties on the earlier of (i) the date on which Purchaser and Seller resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (ii) the date on which all such disputed matters are finally resolved in writing by the Independent Expert pursuant to the procedures set forth in this Section 1.04.  During the 45 calendar day period following the delivery of a Notice of Disagreement, Purchaser and Seller shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement.  At the end of such 45 calendar day period, Purchaser and Seller shall submit to the Independent Expert for review any and all matters that remain in dispute and were included in the Notice of Disagreement.  The parties shall instruct the Independent Expert to render its decision only as to the disputed matters and the effect of its decision on the Closing Statement as promptly as practicable but in no event later than 45 calendar days after its selection.  Each party shall furnish to the Independent Expert such working papers and other relevant documents and information relating to the disputed matters, and shall provide interviews and answer questions, as the Independent Expert may reasonably request in connection with its determination of such disputed matters; provided that no party shall be obligated to provide access or information if such party determines, in its reasonable judgment that doing so may violate any applicable Law, or jeopardize protection of attorney client privileges.  In the event any party (or any of its Affiliates or representatives) shall participate in teleconferences or meetings with, or make presentations to, or otherwise have correspondence with the Independent Expert, such party shall not (and shall cause its Affiliates and Representatives not to) have any ex parte meetings, teleconference, presentations or other correspondence with the Independent Expert but shall ensure that the other party participate in all such teleconferences, meetings, presentations and receive copies of all such correspondence.  The terms of the appointment and engagement of the Independent Expert shall be as agreed upon between the parties in writing.

(d)            In resolving any such disputed matter, the Independent Expert (i) shall act in the capacity of an expert and not as an arbitrator, (ii) shall limit its review to matters specifically set forth in the Notice of Disagreement as a disputed matter (other than matters thereafter resolved by mutual written agreement of the parties), (iii) shall not assign a value to any disputed matter greater than the greatest value for such matter claimed by either party or less than the smallest value for such matter claimed by either party in the Closing Statement or in the Notice of Disagreement and (iv) shall make its determinations in accordance with the Accounting Principles and this Agreement.

(e)            The final determination by the Independent Expert of the matters submitted to it pursuant to Section 1.04(c) shall (i) be in writing, (ii) include the Independent

Expert’s calculation of the Final Closing Date Amount, (iii) include the Independent Expert’s determination of each matter submitted to it pursuant to Section 1.04(c) and (iv) include a brief summary of the Independent Expert’s reasons for its determination of each matter.

(f)            The resolution of disputed matters by the Independent Expert shall be final and binding, and the determination of the Independent Expert shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction over the party against which such determination is to be enforced.  The fees and expenses of the Independent Expert incurred pursuant to this Section 1.04 shall be borne by the Seller and the Purchaser in the same proportion that the aggregate amount of disputed matters submitted to the Independent Expert are unsuccessfully disputed by each such party (as finally determined by the Independent Expert) bears to the total amount of the disputed matters so submitted, which proportion shall be determined by the Independent Expert.

(g)            Within five Business Days after the Closing Statement becomes final and binding upon the parties:

(i)            if the Final Closing Date Amount is less than the Initial Closing Date Amount, Seller shall pay to Purchaser the amount of such difference by wire transfer of immediately available funds to the bank account designated in writing by Purchaser; or

(ii)            if the Final Closing Date Amount is greater than the Initial Closing Date Amount, Purchaser shall pay to Seller the amount of such difference by wire transfer of immediately available funds to the bank account designated in writing by Seller.

(h)            During the period from the Closing until such time as the Closing Statement shall become final and binding upon the parties in accordance with this Section 1.04, Purchaser shall afford, and shall cause each Group Company to afford, to Seller and any accountants, counsel or financial advisers retained by Seller in connection with any adjustment to the Purchase Price contemplated by this Section 1.04 reasonable access during normal business hours to all the properties, books, Contracts, personnel and records of the Group Companies, and, subject to the execution of customary release and hold harmless letters, the work papers of Purchaser and the Group Companies, relevant to the adjustments contemplated by this Section 1.04, and shall provide, upon Seller’s reasonable request, copies of any such books, Contracts, records and work papers.

SECTION 1.05                                  Withholding.  Notwithstanding anything in this Agreement to the contrary, the parties shall be entitled to deduct and withhold from any amount otherwise payable to any Person pursuant to this Agreement such amounts as Purchaser or its Affiliates are required to deduct and withhold with respect to the making of such payment under the Code or any other provision of Tax Law; provided, that Purchaser shall provide Seller with a schedule of expected withholding amounts with respect to any amount payable to Seller, together with an explanation of the legal requirement for such withholding and including available documentation evidencing such withholding, no later than 10 Business Days prior to the expected Closing Date.  To the extent that such amounts are so deducted and withheld, and paid over to the appropriate

Taxing Authority, such withheld and deducted amounts will be treated for all purposes of this Agreement as having been paid to such Person.  Purchaser and Seller shall, and shall cause their respective Affiliates to, cooperate in order to reduce or eliminate any amounts required to be deducted and withheld pursuant to this Section 1.05.

SECTION 1.06                                  Designation of Affiliates.  Prior to, and in any event at least 15 calendar days in advance of, the Closing, Purchaser may designate, by written notice to Seller, one or more Affiliates to, at the Closing, acquire all or part of the Transferred Equity Interests or pay all or any portion of the Purchase Price, in which event references herein to Purchaser will be deemed to refer to such Affiliates, as appropriate; provided, however, that no such designation will in any event limit or affect the obligations of Purchaser under this Agreement to the extent not performed by such Affiliates.

ARTICLE II

Representations and Warranties Relating to Seller and the Transferred Equity Interests

Except as set forth in the Seller Disclosure Letter (it being understood that each item set forth in any section of the Seller Disclosure Letter shall be deemed to apply to the representation and warranty of Seller contained in this Agreement to which such section corresponds in number and to each other section of the Seller Disclosure Letter and each other representation and warranty of Seller contained in this Agreement to which its relevance is reasonably apparent from the face of such disclosure), Seller hereby represents and warrants to Purchaser as follows:

SECTION 2.01                                  Organization and Standing; Power.  Each of Seller and the Selling Affiliates is duly organized, validly existing and in good standing (to the extent the concept is recognized by the applicable jurisdiction) under the laws of the jurisdiction in which it is organized.  Seller has the requisite corporate or other organizational power and authority to enable it to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby.  Seller and the Selling Affiliates have the requisite corporate or other organizational power and authority to enable them to own the Transferred Equity Interests.  Each of Seller and the Selling Affiliates has, or will have at the Closing, the requisite corporate or other organizational power and authority to execute, deliver and perform each other Transaction Agreement to which it is or will be party and to consummate the Transactions.

SECTION 2.02                                  Authority; Execution and Delivery; Enforceability.  The execution and delivery and performance by Seller of this Agreement and the consummation by Seller of the transactions contemplated hereby have been duly authorized by all necessary corporate or other organizational action.  Seller has duly executed and delivered this Agreement, and this Agreement, assuming the due authorization, execution and delivery of such Agreement by Purchaser, constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at Law).  The execution and delivery and performance by each of Seller and the Selling Affiliates of each other Transaction Agreement to which it is or will be party and the consummation by each of Seller and the Selling Affiliates of the Transactions have been, or will be at the Closing, duly authorized by all necessary corporate or other organizational action.  Each of Seller and the Selling Affiliates has, or will have at the Closing, duly executed and delivered each other Transaction Agreement to which it is or will be party, and each such Transaction Agreement, assuming the due authorization, execution and delivery of each such Transaction Agreement by Purchaser or its Affiliate, constitutes or will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at Law).

SECTION 2.03                                  No Conflicts; Consents.  (a)  The execution, delivery and performance by each of Seller and the Selling Affiliates of each Transaction Agreement to which it is or will be party, the consummation of the Transactions and the compliance by each of Seller and the Selling Affiliates with the terms thereof will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien (other than any Permitted Liens) upon any of the properties or assets of Seller or the Selling Affiliates under, (i) the organizational documents of Seller or any Selling Affiliate or (ii) assuming that the Consents referred to in Section 2.03(b) and Section 3.04(b) are obtained prior to the Closing Date and the registrations, declarations and filings referred to in Section 2.03(b) and Section 3.04(b) are made prior to the Closing Date, (A) any contract, lease, sublease, license, indenture, agreement, commitment or other legally binding arrangement (a “Contract”) to which Seller or a Selling Affiliate is a party or by which any of Seller’s or any Selling Affiliate’s properties or assets is bound or (B) any judgment, ruling, order or decree (a “Judgment”) or any federal, state, local or foreign statute, law, common law, ordinance, rule or regulation enacted, adopted, issued or promulgated by any Governmental Entity (a “Law”) applicable to Seller or a Selling Affiliate or either of their properties or assets, other than, in the case of clause (ii) above, any such items that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the ability of Seller or any Selling Affiliate to consummate the Transactions (a “Seller Material Adverse Effect”).

(b)            No consent, approval, license, permit, order or authorization (a “Consent”) of, or registration, declaration or filing with, any federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”) is required to be obtained or made by or with respect to Seller or any Selling Affiliate in connection with the execution, delivery and performance of this Agreement or any of the other Transaction Agreements or the consummation of the Transactions, other than (i) the Required Regulatory Approvals, (ii) those that may be required solely by reason of Purchaser’s or any of its Affiliates’ (as opposed to any other third Person’s) identity and (iii) those the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to have a Seller Material Adverse Effect.

SECTION 2.04                                  The Transferred Equity Interests.  Seller or a Selling Affiliate is the sole record and beneficial owner of each of the Transferred Equity Interests and has good and valid title to the Transferred Equity Interests, free and clear of all Liens, except Liens on transfer imposed under applicable securities Laws.  Assuming Purchaser has the requisite corporate or other organizational power and authority to be the lawful owner of the Transferred Equity Interests, upon completion of the actions described in Section 1.03(b) and Seller’s receipt of the Initial Closing Date Amount, Purchaser shall be the record and beneficial owner of the Transferred Equity Interests, free and clear of all Liens, other than those arising from acts of Purchaser or its Affiliates.

SECTION 2.05                                  Brokers or Finders.  No agent, broker, investment banker or other firm or Person is or will be entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of Seller or any of its Subsidiaries, except Citigroup Global Markets Inc., whose fees and expenses will be paid by or on behalf of Seller.

SECTION 2.06                                  Proceedings.  Section 2.06 of the Seller Disclosure Letter sets forth a complete list, as of the date of this Agreement, of each pending or, to the Knowledge of Seller, threatened Proceeding against Seller, other than such Proceedings that, individually or in the aggregate, would not reasonably be expected to be material to the Business.  Seller is not a party to or subject to or in default under any Judgment, other than such Judgments that, individually or in the aggregate, would not reasonably be expected to have a Seller Material Adverse Effect.

ARTICLE III

Representations and Warranties Relating to the Group Companies

Except as set forth in (a) the Form 10 filed and publicly available prior to the date of this Agreement (excluding any disclosures therein under the captions “Risk Factors” or “Cautionary Statement Concerning Forward-Looking Statements” or that are predictive or forward-looking in nature) (it being understood that (x) this clause (a) shall not be applicable to the Seller Fundamental Representations and (y) each disclosure set forth in the Form 10 shall be deemed to apply to a representation and warranty of Seller contained in this Agreement only to the extent that its relevance is reasonably apparent from the face of such disclosure) or (b) the Seller Disclosure Letter (it being understood that each item set forth in any section of the Seller Disclosure Letter shall be deemed to apply to the representation and warranty of Seller contained in this Agreement to which such section corresponds in number and to each other section of the Seller Disclosure Letter (other than Section 3.15(a), as to which only Section 3.15(a) of the Seller Disclosure Letter shall be applicable) and each other representation and warranty of Seller contained in this Agreement to which its relevance is reasonably apparent from the face of such disclosure), Seller hereby represents and warrants to Purchaser as follows:

SECTION 3.01                                  Organization and Standing; Power.  (a)  Each of the Group Companies is duly organized, validly existing and in good standing (to the extent the concept is recognized by the applicable jurisdiction) under the laws of the jurisdiction in which it is organized.  Each Group Company has the requisite corporate or other organizational power and authority to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted.  Each Group Company is duly qualified to do business and in good standing (to the extent the concept is recognized by the applicable jurisdiction) in each jurisdiction in which the conduct or nature of its business or the ownership or lease of its properties or assets makes such qualification necessary, except such jurisdictions where the failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(b)            Seller has made available to Purchaser complete copies of the organizational documents of the Group Companies, as amended to the date of this Agreement.

SECTION 3.02                                  Capitalization.  Section 3.02 of the Seller Disclosure Letter sets forth the authorized capitalization of each of the Companies, the number of shares of capital stock of or other Equity Interests in each Company and the record and beneficial owners thereof. Except for the Transferred Equity Interests, there are no shares of capital stock of or other Equity Interests in the Companies issued, reserved for issuance or outstanding.  The Transferred Equity Interests are (to the extent applicable) duly authorized, validly issued, fully paid and nonassessable and were not issued in violation of any applicable Law or preemptive or other similar rights.  There are no bonds, debentures, notes or other indebtedness of any of the Companies having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matters on which holders of the Transferred Equity Interests may vote (“Voting Company Debt”).  As of the date of this Agreement, there are no options, warrants, calls, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which any Company is party or by which any Company is bound (A) obligating any Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of or other Equity Interests in any Company, or any security convertible into, or exercisable or exchangeable for, any capital stock of or other Equity Interest in any Company or any Voting Company Debt or (B) obligating any Company to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking (each, a “Company Stock Right”).  There are no other agreements to which any Company is a party, or among the holders of the Transferred Equity Interests, with respect to the voting of the Transferred Equity Interests.  None of the Companies have any obligation to contribute capital to, or loan any amounts to, or acquire equity securities of, any Person that is not one of the Companies.  All of the issued and outstanding shares or other Equity Interest in each Company are owned by Seller or another Selling Affiliate.

SECTION 3.03                                  Subsidiaries of the Companies.  Section 3.03 of the Seller Disclosure Letter sets forth the authorized capitalization of each Subsidiary of the Companies (other than the Excluded Entity), the number of shares of capital stock of or other Equity Interests in each such Subsidiary and the record and beneficial owners thereof, such Subsidiary’s jurisdiction of organization and the percentage of its Equity Interests directly or indirectly held by the Companies.  Other than with respect to the Excluded Entity, all of the outstanding shares of capital stock or other Equity Interests of each Subsidiary of the Companies directly or indirectly held by the Companies are duly authorized, validly issued, fully paid and nonassessable, were not issued in violation of any applicable Law or preemptive or other similar rights and are owned by the Companies or by another Subsidiary of the Companies (other than the Excluded Entity) free and clear of Liens, other than any Permitted Liens.  There are no bonds, debentures, notes or other indebtedness of any of the Subsidiaries of the Companies (other than the Excluded Entity) having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matters which holders of shares of capital stock or other Equity Interests of such Subsidiaries may vote (“Voting Subsidiary Debt”).  There are no options, warrants, calls, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which any Subsidiary of the Companies (other than the Excluded Entity) is party or by which any such Subsidiary is bound (A) obligating any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other Equity Interests in any such Subsidiary, or any security convertible into, or exercisable or exchangeable for, any capital stock of or other Equity Interest in any such Subsidiary or any Voting Subsidiary Debt or (B) obligating any such Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking (each, a “Subsidiary Stock Right”).  There are no other agreements to which any Subsidiary of the Companies (other than the Excluded Entity) is a party, or among the holders of shares of capital stock of or other Equity Interests in such Subsidiaries, with respect to the voting of such capital stock or Equity Interests.  Except for their interests in the Subsidiaries of the Companies, the Companies do not own, directly or indirectly, any capital stock of or other Equity Interests in any Person.

SECTION 3.04                                  No Conflicts; Consents.  (a)  Neither the execution, delivery and performance of the Transaction Agreements nor the consummation of the Transactions will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien (other than any Permitted Liens) upon any of the properties or assets of any Group Company under, (i) the organizational documents of any Group Company or (ii) assuming that the Consents referred to in Section 2.03(b) and Section 3.04(b) are obtained prior to the Closing Date and the registrations, declarations and filings referred to in Section 2.03(b) and Section 3.04(b) are made prior to the Closing Date, (A) any Contract to which any Group Company is a party or by which any of their respective properties or assets is bound or (B) any Judgment or Law applicable to any Group Company or their respective properties or assets, other than, in the case of clause (ii) above, any such items that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(b)            No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to any Group Company in connection with the execution, delivery and performance of this Agreement or any of the other Transaction Agreements or the consummation of the Transactions, other than (i) the Required Regulatory Approvals, (ii) those that may be required solely by reason of Purchaser’s or any of its Affiliates’ (as opposed to any other third Person’s) identity and (iii) those the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

SECTION 3.05                                  Financial Statements; No Undisclosed Liabilities; Internal Controls over Financial Reporting.  (a)  Section 3.05(a) of the Seller Disclosure Letter sets forth true and correct copies of the Financial Statements.  The Financial Statements have been prepared from the books and records of Seller and the Group Companies in accordance with GAAP and fairly present in all material respects the financial position, results of operations and cash flows of the Business as of the dates and for the periods indicated therein, except as may be indicated in the notes thereto.

(b)            As of the date of this Agreement, no Group Company is subject to any liabilities or obligations of any nature, whether accrued, absolute, determined, determinable, fixed or contingent, that would be required to be reflected on a balance sheet prepared in accordance with the Accounting Principles as of the date hereof, except for those liabilities and obligations (i) reserved against or provided for in the Financial Statements, (ii) incurred in the ordinary course of business consistent with past practice (none of which results from any breach of Contract or violation of any Law) since the date of the Balance Sheet, (iii) as contemplated by this Agreement or otherwise incurred in connection with the Transactions or (iv) that, individually or in the aggregate, would not reasonably be expected to be material to the Business.  None of the Group Companies maintain any “off-balance-sheet arrangements” within the meaning of Item 303 of Regulation S-K of the SEC.

(c)            The system of internal controls over financial reporting of the Group Companies, taken as a whole, is designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP.

SECTION 3.06                                  Personal Property.  The Group Companies have good and valid title to, or a valid leasehold interest in, all of the material assets reflected on the Balance Sheet or thereafter acquired, other than those assets disposed of since the date of the Balance Sheet, in each case free and clear of any Liens (other than any Permitted Liens).  All such assets are free of material defects and in good operating condition in all material respects and in a state of good maintenance and repair in all material respects, subject to normal wear and tear.

SECTION 3.07                                  Real Property.  (a)  Section 3.07(a) of the Seller Disclosure Letter sets forth a true, accurate and complete list, as of the date of this Agreement, of the addresses of all real property owned by any Group Company (the “Owned Real Property”).  A Group Company has or will have, as of the Closing Date, free and clear of all Liens other than Permitted Liens, good and defensible fee simple title to each Owned Real Property.  Except as set forth in Section 3.07(a) of the Seller Disclosure Letter and except as is not and would not, individually or in the aggregate, reasonably be expected to be material to the Business, with respect to each Owned Real Property: (i) there are no outstanding options, rights of first offer or rights of first refusal for the benefit of a third party to purchase any such Owned Real Property or any portion thereof or interest therein, (ii) there is no condemnation or other proceeding in eminent domain, pending or, to the Knowledge of Seller, threatened, affecting such Owned Real Property or any portion thereof or interest therein and (iii) the applicable Group Company has not leased or granted to any third party a right to use or occupy all or any portion of such Owned Real Property.

(b)            Section 3.07(b) of the Seller Disclosure Letter sets forth a true, accurate and complete list, as of the date of this Agreement, of the addresses of all real property leased, subleased or licensed by any Group Company (as lessee, sublessee or licensee) (the “Leased Real Property”). A Group Company has or will have, as of the Closing Date, free and clear of all Liens other than Permitted Liens, a good and valid leasehold, subleasehold or license interest in each Leased Real Property.  Except as set forth in Section 3.07(b) of the Seller Disclosure Letter and except as is not and would not, individually or in the aggregate, reasonably be expected to be material to the Business, with respect to each underlying lease, sublease, license or occupancy agreement for each Leased Real Property (each, a “Lease”):  (i) such Lease is legal, valid, in full force and effect, binding and enforceable against the applicable Group Company, and, to the Knowledge of Seller, against the other party thereto, (ii) neither the applicable Group Company nor, to the Knowledge of Seller, the other party to such Lease is in material breach or default thereunder, and, to the Knowledge of Seller, no event has occurred or circumstance exists which, with the delivery of notice, passage of time or both, would constitute such a material breach or default or permit the termination, modification or acceleration of rent under such Lease, (iii) Seller has provided Purchaser with a true, complete and accurate copy of each such Lease, together with all amendments and modifications thereto and (iv) the applicable Group Company has not subleased or granted to any third party a right to use or occupy all or any portion of such Leased Real Property.

(c)            The Owned Real Property and the Leased Real Property constitute all real property necessary for the operation of the Business as currently conducted.

SECTION 3.08                                  Intellectual Property; IT Systems.  (a)  Section 3.08(a) of the Seller Disclosure Letter sets forth a list, after giving effect to the consummation of the Pre-Closing Reorganization, of all registered (and applications for registration of) Group Company Intellectual Property (the “Group Company Registered Intellectual Property”).  A Group Company is the sole and exclusive owner of the Group Company Registered Intellectual Property and all material unregistered Group Company Intellectual Property (the “Group Company Unregistered Intellectual Property”), free and clear of all Liens other than Permitted Liens.  All of the Group Company Registered Intellectual Property is subsisting and has not expired or been cancelled, abandoned or otherwise terminated, and payment of all renewal and maintenance fees and expenses in respect thereof, and all required filings related thereto, have been duly made.  To the Knowledge of Seller, all of the Group Company Registered Intellectual Property is valid and enforceable.

(b)            Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, there are no Judgments or Proceedings pending or threatened in writing contesting the validity, ownership or enforceability of any of the Group Company Registered Intellectual Property.

(c)            Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, (i) the conduct of the business of the Group Companies does not infringe, misappropriate or violate any Intellectual Property or other proprietary rights of any other Person and (ii) there are no Proceedings pending or threatened in writing against any Group Company by any Person alleging that the operation or conduct of the Business as conducted as of the date of this Agreement constitutes an infringement or misappropriation of the Intellectual Property rights of such Person.

(d)            Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, there are no Proceedings pending or threatened by any Group Company, nor has Seller or any of its Affiliates, since January 1, 2017, sent any written notice to any Person, alleging the infringement, misappropriation or other unauthorized use of any Group Company Intellectual Property.

(e)            Section 3.08(e) of the Seller Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all proprietary Software applications used in the Business (“Proprietary Software”).  To the Knowledge of Seller, none of the Proprietary Software contains or requires use of any software that meets the Open Source Definition promulgated by the Open Source Initiative (www.opensource.org).

(f)            The Group Companies have taken commercially reasonable steps to protect the confidentiality of the Trade Secrets and other confidential Group Company Intellectual Property that is material to the Business.

(g)            The Group Companies are, and since January 1, 2017 have been, in compliance in all material respects with all applicable Laws and the Group Companies’ written policies relating to privacy, data protection, data or privacy breach notification and personally identifiable information (“Information Privacy Laws”) and have taken commercially reasonable measures to protect and maintain the privacy and security of any personal data or other information that may be subject to Information Privacy Laws (“Personal Information”). Since January 1, 2017, none of the Group Companies have received written notice of any Proceedings with respect to Information Privacy Laws. Since January 1, 2017, none of the Group Companies have been legally required to provide any notices to Governmental Entities, data owners or individuals in connection with a loss or disclosure of, or unauthorized access to, Personal Information.  The execution, delivery and performance of this Agreement and the transactions contemplated in this Agreement do not violate the privacy policy of any Group Company as it currently exists or as it existed at any time during which any Personal Information was collected or obtained by any Group Company and, upon Closing, Purchaser will own all such Personal Information on substantially identical terms and conditions as the Group Companies enjoyed immediately prior to Closing.

(h)            The Group Companies have used commercially reasonable efforts to implement reasonable procedures to protect, preserve and maintain in all material respects the performance and security of their IT Systems.  Since January 1, 2017, no IT Systems have failed to any material extent or have been subject to any material breach or unauthorized access by any third party and the data that they process has not been corrupted or compromised to any material extent during the same period.  Since January 1, 2017, the Group Companies have not received any written notice or complaint from any third party (including any of its employees or agents) or any Governmental Entity relating to incidents of breaches or unauthorized access of their IT Systems.

SECTION 3.09                                  Contracts.  (a)  Except as set forth in Section 3.09(a) of the Seller Disclosure Letter, as of the date of this Agreement, no Group Company is a party to or bound by any:

(i)            Contract (other than this Agreement or the other Transaction Agreements) with (A) Seller or any Affiliate of Seller (other than any Group

Company) or (B) any officer or director of Seller or any Affiliate of Seller (other than any Group Company);

(ii)            Contract relating to the acquisition or disposition of any business or material assets (whether by merger, sale of stock or other equity, sale of assets or otherwise) not yet consummated or pursuant to which any Group Company has material continuing obligations following the date of this Agreement;

(iii)          Contract under which any Group Company has borrowed any money from, or issued any note, bond, debenture or other evidence of Indebtedness to, any Person (other than any Group Company), in any such case which, individually, is in excess of USD $1,000,000;

(iv)           Contract under which (A) any Person, other than any Group Company, has directly or indirectly guaranteed Indebtedness of any Group Company or (B) any Group Company has directly or indirectly guaranteed Indebtedness of any Person, other than any Group Company, in any such case where such Indebtedness is in excess of USD $1,000,000;

(v)              Contract under which any Group Company, directly or indirectly, has made or is required to make any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than extensions of trade credit given in the ordinary course of business), in any such case which, individually, is in excess of USD $1,000,000;

(vi)            Shared Contract;

(vii)           joint venture, partnership or other similar Contract involving any Group Company;

(viii)        Contract containing covenants expressly limiting the freedom of any Group Company to compete with any Person in a line of business or conduct business in any geographic area;

(ix)            Contract containing exclusivity or similar provisions binding on any Group Company;

(x)              Contract containing “most favored nation” provisions or other preferential pricing terms;

(xi)           Contract granting a right of first refusal, right of first negotiation, right of first offer or similar option in favor of any other Person;

(xii)        Contract granting any third party the right to use any Group Company Intellectual Property, or granting any Group Company the right to use any Intellectual Property owned by a third party, other than (A) non-disclosure and confidentiality agreements, (B) Contracts for any off-the-shelf, commercially available Software (including shrink wrap or click wrap agreements) and (C)

Contracts granting non-exclusive licenses of any such Group Company Intellectual Property or any such Intellectual Property in the ordinary course of business;

(xiii)        Contract entered into since January 1, 2017 involving any resolution or settlement of any actual or threatened Proceeding which imposes monetary obligations in excess of USD $1,000,000 or which imposes non-monetary obligations (other than customary confidentiality obligations) on any Group Company;

(xiv)        Contract requiring capital expenditures of more than USD $500,000 individually or USD $1,000,000 in the aggregate;

(xv)          Government Contract resulting in sales of more than USD $1,000,000 for the 12 months ended December 31, 2018;

(xvi)        Contract for the employment of any Business Employee that is an officer or director of the Group Companies on a full-time, part-time or other basis, providing annual base compensation in excess of $150,000 (other than any Contract that can be terminated on thirty (30) days’ prior notice or less without liability, or with respect to Employees of the Business located outside the United States, any Contract that can be terminated without liability other than severance or termination payments and/or benefits required by applicable Law);

(xvii)      Contract under which any Acquired Group Company has continuing material indemnification obligations to any Person, other than those entered into in the ordinary course of business consistent with past practice;

(xviii)    Contract with a Material Customer or a Material Supplier;

(xix)        “Take-or-pay” Contract;

(xx)          Contract for or related to any Credit Support Obligation; or

(xxi)        Contract not otherwise listed above that would reasonably be expected to require payments to or from any Group Company in excess of USD $1,000,000 per annum and that is not terminable by either the counterparty or any Group Company on less than 60 calendar days prior notice for a reasonably estimated cost of less than USD $1,000,000.

(b)            All Contracts listed in Section 3.09(a) of the Seller Disclosure Letter (the “Group Company Contracts”) are valid, binding and in full force and effect and are enforceable by the Group Company party thereto in accordance with their terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at Law) and except for such failures to be valid, binding, in full force and effect or enforceable that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.  Each Group Company party thereto has performed all obligations required to be performed by it under each Group Company Contract, and it is not (with or without the lapse of time or the giving of notice, or both) in breach or default in any respect thereunder and, to the Knowledge of Seller, no other party to any Group Company Contract is (with or without the lapse of time or the giving of notice, or both) in breach or default in any respect thereunder, except in any of the foregoing cases, for such noncompliance, breaches and defaults that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.  Prior to the date hereof, Seller has made available to Purchaser a true and complete (i) copy of each written Group Company Contract and (ii) summary of all of the material terms and conditions of each oral Group Company Contract.

SECTION 3.10                                  Permits.  Each Group Company possesses all certificates, licenses, permits, authorizations, filings, privileges and approvals of all Governmental Entities necessary to conduct its business as conducted as of the date of this Agreement (each, a “Permit”), other than such Permits the absence of which, individually or in the aggregate, would not reasonably be expected to be material to the Business.  All such Permits are validly held by, binding on, and in full force and effect with respect to the applicable Group Company, and such Group Company has complied in all respects with all terms and conditions thereof, in each case, except for any such invalidity or non-compliance that, individually or in the aggregate, would not reasonably be expected to be material to the Business.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, none of the Group Companies are in default or violation of any of the Permits and no Proceeding is pending or, to the Knowledge of Seller, threatened in writing during the one (1) year prior to the date of this Agreement to revoke any Permit.  None of such Permits will be subject to suspension, modification, revocation or nonrenewal as a result of the execution and delivery of this Agreement or the consummation of the Transactions, except for any such suspensions, modifications, revocations or nonrenewals that, individually or in the aggregate, would not reasonably be expected be material to the Business.

SECTION 3.11                                  Taxes.

(a)            All income and all other material Tax Returns required to be filed with any Taxing Authority by or on behalf of any Group Company have been timely filed and are complete and accurate in all material respects.

(b)            Each Group Company has paid all material Taxes (whether or not shown on any Tax Return) required to have been paid by it (other than Taxes that are being contested in good faith by appropriate Proceedings).

(c)            All material Taxes required to be withheld or collected by each Group Company have been withheld and collected and, to the extent required by applicable Law, timely paid to the appropriate Taxing Authority.

(d)            There are no material Liens (other than Permitted Liens) for Taxes on the assets of any Group Company.

(e)            There are no ongoing audits, examinations, contests or other Proceedings with respect to material amounts of Taxes of any Group Company.

(f)            The U.S. federal income tax classification for each of the Group Companies is listed on Section 3.11(f) of the Seller Disclosure Letter.

(g)            No Group Company has engaged in any “reportable transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b).

(h)            No Group Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Post-Closing Tax Period as a result of any (i) installment sale made prior to the Closing,  (ii) change of accounting method for a Pre-Closing Tax Period or (iii) Contract entered into during a Pre-Closing Tax Period that is reported under the completed contract method of accounting or the long-term contract method of accounting (or any comparable provision of state, local or non-U.S. Tax law).

(i)            No Group Company has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(j)            Since January 1, 2017, no written claim has been made by any Taxing Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to Taxes in such jurisdiction.

(k)            No Group Company is a party to any Contract relating to the sharing, allocation or indemnification of Taxes (other than (i) any Contract the primary purpose of which is not the allocation or indemnification of Taxes or (ii) Contracts solely between Seller and its Affiliates).

(l)            No Group Company has any liability for Taxes of any Person (other than members of a Seller Consolidated Group) under (i) Treasury Regulation Section 1.1502‑6 or any similar provision of state, local or non-U.S. Tax law or (ii) as a transferee or successor.

(m)        Since January 1, 2017, no Group Company has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code.

(n)          The Group Companies required to be registered for value added or similar Tax (“VAT”) in any jurisdiction is so registered in such jurisdiction. Each Group Company has materially complied with all statutory provisions, rules, regulations, orders and directions and has not been subject to any material interest, forfeiture, surcharge or penalty, in each case in respect of VAT.

SECTION 3.12                                  Proceedings.  Section 3.12 of the Seller Disclosure Letter sets forth a complete list of each pending or, to the Knowledge of Seller, threatened claim, suit, action, proceeding, litigation, administrative charge, investigation or arbitration (a “Proceeding”) by, against affecting or involving any Group Company or any of its assets, operations, employees (solely in such individual’s capacity as an employee of such Group Company) or the

Business, other than such Proceedings that, individually or in the aggregate, would not reasonably be expected to be material to the Business.  No Group Company is a party to or subject to or in default under any Judgment, other than such Judgments that, individually or in the aggregate, would not reasonably be expected to be material to the Business.

SECTION 3.13                                  Benefit Plans.  (a)  Section 3.13(a) of the Seller Disclosure Letter sets forth a complete list, as of the date of this Agreement, of each material Benefit Plan that is applicable to Employees of the Business and separately identifies each such Benefit Plan that is an Assumed Benefit Plan.  With respect to each such material Benefit Plan or Assumed Benefit Plan, Seller has made available to Purchaser complete copies of such Benefit Plan (or, in the case of any unwritten Benefit Plans, written descriptions thereof), including any amendments thereto; provided that, in the case of any such Benefit Plan that is an agreement to which an Employee of the Business is a party, Seller may instead make available a form or sample of such agreement.  With respect to each Assumed Benefit Plan listed in Section 3.13(a) of the Seller Disclosure Letter that relates to Employees of the Business who are primarily based in the U.S., Seller has made available to Purchaser copies of the following (as applicable): (A) any trust, insurance, annuity or other funding Contract related thereto, (B) the most recent financial statement and actuarial or other valuation report prepared with respect thereto (if any) and (C) the most recent annual report required to be filed with the applicable Governmental Entity with respect thereto (if any), in each case, except to the extent prohibited under applicable data privacy Laws or any other obligations to maintain the confidentiality of such information under applicable Law.

(b)            Each Assumed Benefit Plan that is intended to be qualified within the meaning of Section 401 of the Code has received a favorable determination letter as to its qualification (or has filed for such a letter before the expiration of the applicable remedial amendment period), and each trust established in connection with any Assumed Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt and, to the Knowledge of Seller, nothing has occurred that could reasonably be expected to adversely affect such qualification or exemption.

(c)            Each Assumed Benefit Plan has been operated in compliance with the terms of the applicable Assumed Benefit Plan, and with all applicable Laws, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Each Assumed Benefit Plan required to have been approved by a Governmental Entity has been so approved, and no such approval has been revoked nor, to the Knowledge of Seller, has revocation been threatened, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all contributions and benefit payments in relation to any Assumed Benefit Plan that are required to be made by any Group Company have been timely made or have been properly accrued as a financial indebtedness of the Group Companies on the Financial Statements.

(d)            No Group Company has received any written notice of any, and to the Knowledge of Seller, there are no, threatened investigations by any Governmental Entity with respect to, or other Proceedings (except routine claims for benefits payable in the ordinary course) against or involving, any Assumed Benefit Plan, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(e)            (i) No Assumed Benefit Plan is a Multiemployer Plan, and none of the Seller and its ERISA Affiliates has at any time maintained or contributed to, or had any Liability in respect of, any Multiemployer Plan, (ii) none of the Seller or any of its ERISA Affiliates sponsors, maintains, contributes to or has any Liability in respect of, or has in the past six (6) years sponsored, maintained, contributed to or had any Liability in respect of, any defined benefit pension plan (as defined in Section 3(35) of ERISA or plan subject to Section 412 of the Code or Section 302 of ERISA, (iii) there is no ERISA Affiliate Liability that could reasonably be expected to be a material liability to the Seller or the Business, and (iv) no event has occurred and no condition exists that could reasonably be expected to result in any ERISA Affiliate Liability.

None of the execution and delivery of this Agreement or the consummation of the Transactions will (either alone or in combination with another event), except as expressly contemplated by this Agreement or as required by applicable Laws, (i)(A) entitle any current or former Employee of the Business to retention, change in control or similar compensation or benefits under any Benefit Plan or cause any current or former Employee of the Business to become eligible for any increase in severance benefits under any Benefit Plan, (B) accelerate the payment or vesting, or trigger any funding of, compensation or benefits, or increase the amount payable or trigger any other obligation due to, or in respect of, any current or former Employee of the Business, except, in the case of the foregoing clauses (A) and (B), for arrangements that will not result in any liability under this Agreement or otherwise to Purchaser or its Affiliates or (ii) result in any payment or benefit received by any current or former Employee or other service provider of the Business to not be deductible by reason of Section 280G of the Code or subject to an excise tax under Section 4999 of the Code.

SECTION 3.14                                  Labor Matters.  (a)  Section 3.14(a) of the Seller Disclosure Letter sets forth a true and complete list, as of the date hereof, of all Business Collective Bargaining Agreements in effect or being negotiated.  Neither Seller nor any of its Affiliates has breached or otherwise failed to comply with any provision of any Business Collective Bargaining Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  With respect to any Business Collective Bargaining Agreement, no consent or consultation of, requirement to provide information to, or the rendering of, or receipt of an opinion or formal advice by, any labor or trade union, works council or other employee representative body or any Governmental Entity with jurisdiction over labor matters is required for Seller to enter into this Agreement and the other Transaction Agreements or to consummate the Transactions.

(b)            As of the date of this Agreement, (i) there is no labor strike, slowdown, work stoppage, lockout, unfair labor practice charge, grievance or complaint or other labor dispute pending, or, to the Knowledge of Seller, threatened, against or affecting the Employees of the Business, (ii) to the Knowledge of Seller, there are no activities or proceedings by any labor union or other employee representative organization to organize any Employees of the Business and no demand for recognition as the exclusive bargaining representative of any employees has been made by or on behalf of any labor or similar organization and (iii) each Group Company is in compliance in all respects with all applicable Laws relating to labor and employment matters, including occupational safety and health standards, terms and conditions of employment, payment of wages, minimum wages, overtime, classification of employees, employment equality, age discrimination, immigration, WARN, termination payments, visa, work status, human rights, pay equity and workers’ compensation, except, in the case of each of clauses (i), (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.15                                  Absence of Changes or Events.  (a)  Since the date of the Balance Sheet, there has been no event, change or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(b)            Since the date of the Balance Sheet through the date of this Agreement, no Group Company has taken any action that, if taken after the date of this Agreement without Purchaser’s consent, would constitute a breach of Section 5.01.

SECTION 3.16                                  Compliance with Applicable Laws.  Each Group Company is, and has been since January 1, 2017, in compliance with all applicable Laws, except for instances of noncompliance that, individually or in the aggregate, would not reasonably be expected to be material to the Business.

SECTION 3.17                                  Environmental Matters.  Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect:

(a)            each Group Company is, and has been since January 1, 2017, in compliance with all applicable Environmental Laws;

(b)            each Group Company holds, and is in compliance with, all Permits required under applicable Environmental Laws for it to conduct its business as conducted as of the date of this Agreement (“Environmental Permits”), and there are no past or current violations or incidents that would reasonably be expected to lead to the revocation, suspension or modification of any such Environmental Permit and no Group Company has received written notice of any currently pending or threatened Proceeding by any Governmental Entity seeking the revocation, suspension or modification of any such Environmental Permits;

(c)            there are no Proceedings pending or, to the Knowledge of Seller, threatened against any Group Company alleging a violation of or liability under applicable Environmental Laws or Environmental Permits;

(d)            no Group Company is a party or subject to, or in default under, any Judgment pursuant to Environmental Law; and

(e)            as of the date of this Agreement, no Group Company is conducting or funding pursuant to Environmental Law any investigation or remediation (including monitoring of groundwater) with respect to Hazardous Substances at any Owned Real Property or Leased Real Property and no Hazardous Substance has been released or disposed at any Owned Real Property, at any Leased Real Property during the period of lease by any Group Company or by any Group Company at any other location, in each case that would reasonably be expected to require any investigation or remediation by any Group Company pursuant to Environmental Laws.

SECTION 3.18                                  Sufficiency of the Assets.  At the Closing, taking into account all services and rights to be delivered or given pursuant to the Transaction Agreements and giving effect to the Pre-Closing Reorganization, the Group Companies will own or have the right to use all of the tangible and intangible assets and properties and services necessary to conduct the Business immediately following the Closing in materially the same manner as the Business is conducted on the date hereof.  The Excluded Entity does not own or have any right to use any assets or properties (tangible or intangible) or services used in the conduct of, or is otherwise engaged in, the Business.

SECTION 3.19                                  Material Customers and Material Suppliers.  Section 3.19 of the Seller Disclosure Letter sets forth (i) the twenty largest customers of the Business, determined based on the dollar value of sales to such customers for the 12 months ended December 31, 2018 (the “Material Customers”), and (ii) the ten largest suppliers of the Business, determined based on the dollar value of goods or services purchased from such suppliers for the 12 months ended December 31, 2018 (the “Material Suppliers”).  As of the date of this Agreement, no Material Customer or Material Supplier has ceased doing business with the Group Companies and none of the Group Companies has received, from any Material Customer or Material Supplier, written notice (x) terminating, or stating the intent to terminate, such Material Customer’s or Material Supplier’s relationship with any of the Group Companies, (y) indicating that such Material Customer intends to materially reduce its purchase of services from the Group Companies or that such Material Supplier intends to materially reduce its sale of goods or provision of services to the Group Companies, in each case from the levels achieved during the twelve-month period ending on December 31, 2018 or (z) indicating that it will materially alter the terms upon which it is willing to do business with the Group Companies.

SECTION 3.20                                  Information in Form 10.  None of the information supplied or to be supplied by or on behalf of the Group Companies for inclusion or incorporation by reference in the Form 10 is, at the time the Form 10 is filed with the SEC, or will at any time it is amended or supplemented or at the time of its effectiveness under the Exchange Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Form 10 complies, and will comply, as to form in all material respects with the requirements of the Exchange Act.

SECTION 3.21                                  Government Contracting.

(a)            With respect to each Government Contract: (i) the applicable Group Company has complied in all material respects with the terms and conditions of such Government Contract; (ii) the applicable Group Company has complied with all requirements of all applicable Laws or agreements pertaining to such Government Contract; (iii) all representations and certifications set forth in or pertaining to such Government Contract were current, complete and correct as of their effective date, and the applicable Group Company has complied with all such representations and certifications, except where such failure to be current would not be, or would not reasonably be expected to be, material to the Business; (iv) neither a Governmental Entity, nor any prime contractor, subcontractor, vendor or other entity, has notified any Group Company in writing that any Group Company has breached or violated any applicable Law relating to such Government Contract; (v) no termination for convenience, termination for default, cure notice or show cause notice is currently in effect relating to such Government Contract and no event, condition or omission has occurred or exists that would constitute grounds for any such action; (vi) no cost incurred by any Group Company relating to such Government Contract is the subject of any investigation or has been disallowed by the relevant Governmental Entity; and (vii) no money due to any Group Company pursuant to such Government Contract has been withheld or set off.

(b)            To the Knowledge of Seller, there is no pending, and since January 1, 2017 there has been no, audit or investigation by a Governmental Entity with respect to any alleged improper activity, misstatement or omission relating to any Government Contract. Since January 1, 2017, no Group Company has made a voluntary disclosure with respect to any alleged improper activity, misstatement or omission relating to a Government Contract.

(c)            To the Knowledge of Seller, none of the employees of any Group Company is, or since January 1, 2017 has been, under administrative, civil or criminal investigation, indictment or information by any Governmental Entity (except as to routine security investigations). None of the Group Companies or any of their respective employees, distributors, consultants or agents is, or since January 1, 2017 has been, suspended or debarred from doing business with a Governmental Entity or is, or since January 1, 2017 has been, the subject of a finding of non-responsibility or ineligibility for contracting with a Governmental Entity.

SECTION 3.22                                  Inventory.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, the inventories of each Group Company are in good and marketable condition, and are usable and of a quantity and quality saleable in the ordinary course of business.

SECTION 3.23                                  Transactions with Affiliates.  Except for services that will be provided to Purchaser following the Closing pursuant to the Transition Services Agreement, there are no material Contracts, transactions and other arrangements between any Group Company, on the one hand, and Seller or any of its Subsidiaries (other than any Group Company), or any officer, director, employee or immediate family member of the foregoing, on the other hand.

SECTION 3.24                                  Insurance.  All material insurance policies covering any Group Company and their respective businesses, operations and assets are in full force and effect.  The coverage available to the Group Companies thereunder is no less than as required by applicable Law and any material Contract.  None of the Group Companies has received any notice of cancellation or material premium increase or any other definitive indication that any such policy of insurance is no longer in full force or effect or that the issuer of any such policy of insurance is not willing or able to perform its obligations thereunder.  All premiums due on all such policies have been paid and none of the Group Companies are in default in any material respect with their obligations under such policies.  There is no material Proceeding pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.  Complete and accurate copies of the loss-runs for the Group Companies for the past two (2) years have been made available to the Purchaser.

SECTION 3.25                                  Recalls; Product Liability.

(a)            There have been no product recalls (either compulsory pursuant to any order of any Governmental Entity, or made voluntarily in lieu of compulsion) involving any products of the Group Companies in the past two (2) years that, individually or in the aggregate, have been, or would reasonably be expected to be, material to the Business.  Except as set forth in Section 3.25(a) of the Seller Disclosure Letter, no product manufactured, sold, assembled, leased, licensed or delivered by any of the Group Companies is, to the Knowledge of Seller, currently subject to a recall required by any Governmental Entity and none of the Group Companies has plans to initiate a voluntary product recall.

(b)            There are, and for the past two (2) years have been, no existing or, to the Knowledge of Seller, threatened, product liability, warranty or other similar claims against any of the Group Companies, or otherwise alleging that any product manufactured, shipped, sold, assembled or delivered by any of the Group Companies is defective (in design, manufacture, materials or workmanship) or fails to meet any product or service warranties or guaranties, that, in any case, individually or in the aggregate, have been, or would reasonably be expected to be, material to the Business.

SECTION 3.26                                  Anticorruption.

(a)            Each Group Company and, to the extent applicable to its ownership of the assets of the Business or the operations or conduct of the Business, Seller and each of its other Affiliates in the past five (5) years preceding the date hereof has operated the Business in compliance with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act of 2010, and any other applicable anti-corruption Laws.  No Group Company, nor, to the extent applicable to its ownership of the assets of the Business or the operations or conduct of the Business, Seller or any of its other Affiliates, nor  any officer, director or, to the Knowledge of Seller, any other Person acting on behalf of any of the foregoing (to the extent applicable to the operations or conduct of the Business) within the past five (5) years has, directly or indirectly: (a) paid, offered, authorized or received any unlawful bribe, kickback or other similar payment; (b) paid, offered or authorized the payment of money or anything of value to any representative of an Governmental Entity (including any enterprise owned or controlled by a Governmental Entity) for the purpose of influencing any official act or decision or securing any improper advantage; or (c) engaged in, offered or authorized any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity.

(b)            Within the past five (5) years, no Group Company and, to the extent applicable to its ownership of the assets of the Business or the operations or conduct of the Business, neither Seller nor any of its other Affiliates has conducted any internal investigation, made any voluntary, directed, or involuntary disclosure to any Governmental Entity, or received any audit report, written communication from a Governmental Entity, or whistleblower or other written complaint alleging violations of applicable anti-corruption Laws.

ARTICLE IV

Representations and Warranties of Purchaser

Purchaser hereby represents and warrants to Seller as follows:

SECTION 4.01                                  Organization and Standing; Power.  Purchaser is duly organized, validly existing and in good standing (to the extent the concept is recognized by the applicable jurisdiction) under the laws of the jurisdiction in which it is organized.  Purchaser has the requisite corporate or other organizational power and authority to enable it to own the Transferred Equity Interests, to execute this Agreement and to consummate the transactions contemplated hereby.  Purchaser has, or will have at the Closing, the requisite corporate or other organizational power and authority to execute each other Transaction Agreement to which it is or will be party and to consummate the Transactions.  Purchaser possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the ability of Purchaser to consummate the Transactions (a “Purchaser Material Adverse Effect”).

SECTION 4.02                                  Authority; Execution and Delivery; Enforceability.  The execution and delivery by Purchaser of this Agreement and the consummation by Purchaser of the transactions contemplated hereby have been duly authorized by all necessary corporate or other organizational action.  Purchaser has duly executed and delivered this Agreement, and this Agreement, assuming the due authorization, execution and delivery of such agreement by Seller, constitute its legal, valid and binding obligations, enforceable against it in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at Law).  The execution and delivery by Purchaser or an Affiliate of Purchaser of each other Transaction Agreement to which it is or will be party and the consummation by Purchaser or an Affiliate of Purchaser of the Transactions have been, or will be at the Closing, duly authorized by all necessary corporate or other organizational action.  Purchaser or an Affiliate of Purchaser has, or will have at the Closing, duly executed and delivered each other Transaction Agreement to which it is or will be party, and such Transaction Agreement, assuming the due authorization, execution and delivery of such Transaction Agreement by Seller or a Selling Affiliate, constitutes or will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at Law).

SECTION 4.03                                  No Conflicts; Consents.  (a)  The execution and delivery by Purchaser or an Affiliate of Purchaser of each Transaction Agreement to which it is or will be a party, the consummation of the Transactions and the compliance by Purchaser or an Affiliate of Purchaser with the terms thereof will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Purchaser or any of its Affiliates under, (i) the organizational documents of Purchaser or any of its Affiliates or (ii) assuming that the Consents referred to in Section 4.03(b) are obtained prior to the Closing Date and the registrations, declarations and filings referred to in Section 4.03(b) are made prior to the Closing Date, (A) any Contract to which Purchaser or any of its Affiliates is a party or by which any of their respective properties or assets is bound or (B) any Judgment or applicable Law applicable to Purchaser or any of its Affiliates or their respective properties or assets, other than, in the case of clause (ii) above, any such items that, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect.

(b)            No Consent of or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Purchaser or any of its Affiliates in connection with the execution, delivery and performance of this Agreement or any of the other Transaction Agreements or the consummation of the Transactions, other than (i) the Required Regulatory Approvals, (ii) those that may be required solely by reason of the identity of Seller and the Companies or any of their respective Affiliates (as opposed to any other third Person) and (iii) those the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect.

SECTION 4.04                                  Proceedings.  There are not any (a) outstanding Judgments against Purchaser or any of its Affiliates, (b) Proceedings pending or, to the knowledge of Purchaser, threatened against Purchaser or any of its Affiliates, or (c) investigations by any Governmental Entity that are, to the knowledge of Purchaser, pending or threatened against Purchaser or any of its Affiliates that, in any such case, individually or in the aggregate, would reasonably be expected to have a Purchaser Material Adverse Effect.

SECTION 4.05                                  Securities Act.  Purchaser is acquiring the Transferred Equity Interests for investment only and not with a view to any public distribution thereof.  Purchaser acknowledges that the Transferred Equity Interests have not been registered under the Securities Act or any other federal, state, foreign or local securities Law, and agrees that the Transferred Equity Interests may not be sold, transferred, offered for sale, pledged, distributed, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and in compliance with any other federal, state, foreign or local securities Law, in each case, to the extent applicable.

SECTION 4.06                                  Financing.  (a)  Purchaser has delivered to Seller true, correct and complete copies of (i) a fully executed commitment letter dated on or about the date of this Agreement (together with all exhibits, annexes, schedules and term sheets attached thereto and as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in compliance with Section 5.25, the “Equity Commitment Letter”) from Guarantor, providing, subject only to the terms and conditions therein, for an equity investment in Purchaser in cash in the aggregate amount set forth therein (the “Equity Financing”); and (ii) a fully executed commitment letter and Redacted Fee Letter dated on or about the date of this Agreement from the financial institutions identified therein (as such parties may be supplemented or amended from time to time, the “Lenders”) (such letters, together with all exhibits, annexes, schedules and term sheets attached thereto and as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in compliance with Section 5.25, collectively, the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Financing Letters”), providing, subject only to the terms and conditions set forth therein, for debt financing in cash in the amounts set forth therein (collectively, the “Debt Financing” and, together with the Equity Financing, the “Financing”).  As of the date of this Agreement, neither of the Financing Letters in the form delivered to Seller has been amended or modified, no such amendment or modification is contemplated and none of the obligations or commitments contained therein have been withdrawn, terminated, repudiated or rescinded in any respect and, to the knowledge of Purchaser, no such withdrawal, termination, repudiation or rescission is contemplated.  Purchaser has fully paid any and all commitment fees and other fees pursuant to the Financing Letters or otherwise in connection with the Financing that are payable on or prior to the date of this Agreement.  Assuming the Financing is funded in accordance with the Financing Letters, the net proceeds thereof contemplated by the Financing Letters (after netting out applicable fees, expenses, original issue discount and similar premiums and charges and after giving effect to the maximum amount of market flex (including original issue discount flex) provided under the Debt Commitment Letter) will in the aggregate be sufficient to enable Purchaser to consummate the Transactions on the Closing Date (including the payment of related fees, costs and expenses) and otherwise perform its obligations hereunder.  As of the date hereof, each Financing Letter in the form delivered to Seller (x) constitutes the legal, valid and binding obligation of Purchaser and, to the knowledge of Purchaser, each of the other parties thereto, (y) is enforceable in accordance with its terms against Purchaser and, to the knowledge of Purchaser, each of the other parties thereto, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at Law) and (z) is in full force and effect.  As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Purchaser or, to the Purchaser’s knowledge, any other party thereto under any Financing Letter or otherwise cause any portion of the Financing to be unavailable or delayed.  As of the date of this Agreement, Purchaser does not have any reason to believe that it or any other party to any Financing Letter will be unable to satisfy any term or condition of any Financing Letter required to be satisfied by it, that the conditions thereof will not otherwise be satisfied, or that the full amount of the Financing will not be available, in each case on the Closing Date assuming compliance by Seller with this Agreement and the satisfaction (or to the extent permitted, waiver) of the conditions set forth in Article VI.  The only conditions precedent or other contingencies (including the market flex provisions) related to the obligations of Guarantor to fund the full amount of the Equity Financing and the Lenders to fund the full amount of the Debt Financing are those expressly set forth in the Equity Commitment Letter and the Debt Commitment Letter, respectively.  As of the date of this Agreement, there are no side letters or any other Contracts, arrangements or understandings to which Purchaser or any Affiliate thereof is a party related to the Financing other than as expressly contained in the Financing Letters and delivered to Seller prior to the date of this Agreement.

(b)            Assuming (i) satisfaction of the conditions to Purchaser’s obligation to consummate the Transactions and after giving immediate effect to the Transactions and the payment of the Purchase Price and (ii) the accuracy of the representations and warranties of Seller set forth in Article II and Article III hereof in all material respects, and after giving effect to the Transactions (including the Financing) and the payment of the Initial Closing Date Payment, Purchaser will be Solvent immediately after the Closing.

SECTION 4.07                                  No Additional Representations; No Reliance.  (a)  Purchaser acknowledges and agrees that except for the representations and warranties expressly set forth in Article II and Article III and the certificate delivered pursuant to Section 6.02(c), neither Seller nor any Group Company nor any other Person on their behalf has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to Seller, the Transferred Equity Interests or the Group Companies, or any matter relating to any of them, including their respective businesses, results of operations, financial condition, cash flows and prospects, or with respect to the accuracy or completeness of any other information provided or made available to Purchaser, its Affiliates or any of their respective representatives by or on behalf of Seller or any Group Company, and that any such representations or warranties are expressly disclaimed.

(b)            Without limiting the generality of the foregoing, Purchaser acknowledges and agrees that neither Seller nor any Group Company nor any other Person on their behalf has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to (i) any projections, forecasts, estimates or budgets made available to Purchaser, its Affiliates or any of their respective representatives (“Projections”), including with respect to future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Seller, the Group Companies or the business of the Group Companies (including the reasonableness of the assumptions underlying any of the foregoing), or (ii) except as expressly set forth in Article II or Article III or the certificate delivered pursuant to Section 6.02(c), any other information relating to Seller, the Transferred Equity Interests or the Group Companies, or any matter relating to any of them, including any information, documents or materials made available to Purchaser, its Affiliates or any of their respective representatives, whether orally or in writing, in any “data room”, offering memoranda, confidential information teaser, confidential information memoranda, management presentations (formal or informal), functional “break-out” discussions, responses to questions submitted on behalf of Purchaser or its Affiliates or in any other form in connection with the Transactions (such information, together with the Projections, “Transaction Materials”), and that any such representations or warranties are expressly disclaimed.

(c)            Purchaser hereby acknowledges and agrees that none of Seller, the Group Companies, their respective Affiliates or any of their respective representatives will have or be subject to any liability to Purchaser, its Affiliates or any of their respective representatives or equityholders or any other Person resulting from Seller, any Group Company or any Person on their behalf making available to Purchaser, its Affiliates or their respective representatives, or Purchaser’s, its Affiliates’ or their respective representatives’ or any other Person’s use of, any Transaction Materials.  In particular, Purchaser acknowledges and agrees that (i) there are uncertainties inherent in preparing and making the Projections, (ii) Purchaser is familiar with such uncertainties and (iii) Purchaser is not relying on the Projections and is taking full responsibility for making its own evaluation of the adequacy and accuracy of the Projections.

(d)            Purchaser further acknowledges and agrees that no representative of Seller, the Group Companies or their respective Affiliates has any authority, express or implied,

to make any representations, warranties, covenants or agreements not specifically set forth in this Agreement or the certificate delivered pursuant to Section 6.02(c).  Except as expressly set forth in Article II or Article III and the certificate delivered pursuant to Section 6.02(c), no representation or warranty (express or implied) is made with respect to the value, condition, non-infringement, merchantability, suitability or fitness for a particular purpose as to the Transferred Equity Interests or any of the properties or assets of the Group Companies.

(e)            Nothing in this Section 4.07 shall limit claims by Purchaser for Actual Fraud.

SECTION 4.08                                  Independent Investigation.  Purchaser acknowledges and agrees that (a) it is sophisticated and knowledgeable about the industry in which the Group Companies operate, (b) it has conducted its own independent investigation, review and analysis of the Business, results of operations, financial condition, cash flows and prospects of the Group Companies, which investigation, review and analysis was conducted solely by Purchaser and its representatives, (c) it and its representatives have had the opportunity to request access to the books and records, facilities, equipment, Tax Returns, Contracts and other properties and assets of the Group Companies that it and its representatives have requested to see or review, and it and its representatives have had the opportunity to meet with the officers and employees of the Group Companies to discuss the Business of the Group Companies, and (d) it is purchasing the Transferred Equity Interests based solely upon the results of the aforementioned investigation, review and analysis and the representations and warranties made to it in Article II or Article III and the certificate delivered pursuant to Section 6.02(c), and not in reliance on any representation or warranty of Seller, the Group Companies, their respective Affiliates or any of their respective representatives not expressly set forth therein.

SECTION 4.09                                  Brokers or Finders.  No agent, broker, investment banker or other firm or Person is or will be entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of Purchaser or any of its Affiliates, except for any such Person, whose fees and expenses will be paid by Purchaser.

SECTION 4.10                                  Limited Guarantee.  Concurrently with the execution of this Agreement, Purchaser has delivered to Seller the duly executed limited guarantee of Guarantor, dated as of the date of this Agreement, in favor of Seller in respect of certain of Purchaser’s obligations arising under this Agreement (the “Guarantee”).  The Guarantee (a) constitutes a legal, valid and binding obligation of the Guarantor, (b) is enforceable against the Guarantor in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at Law) and (c) is in full force and effect.  As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Guarantor under the Guarantee.

ARTICLE V

Covenants

SECTION 5.01                                  Covenants Relating to Conduct of Business.  Except as (a) set forth in Section 5.01 of the Seller Disclosure Letter, (b) required by applicable Law, Judgment or any Governmental Entity, (c) consented to in writing by Purchaser (such consent not to be unreasonably withheld, conditioned or delayed) or (d) otherwise expressly contemplated or required by the terms of this Agreement, from the date of this Agreement to the Closing, Seller shall cause the Group Companies to (i) conduct the Business in the ordinary course in substantially the same manner as previously conducted and (ii) use reasonable best efforts to preserve substantially intact the business organizations, operations and goodwill of the Business and maintain in all material respects the present commercial relationships with key Persons with whom the Group Companies do business.  In addition, except as (x) set forth in Section 5.01 of the Seller Disclosure Letter, (y) required by applicable Law, Judgment or any Governmental Entity or (z) otherwise expressly contemplated or required by the terms of this Agreement, from the date of this Agreement to the Closing, Seller shall not permit any Group Company to do any of the following without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed):

(i)            amend its organizational documents;

(ii)            (A) adjust, split, combine or reclassify any shares of its capital stock or other Equity Interests, (B) directly or indirectly redeem, repurchase, retire or otherwise acquire any capital stock or other Equity Interests or (C) effect any recapitalization, reclassification, stock dividend, stock split or like change in the capitalization in any Group Company;

(iii)            issue, deliver, sell or transfer any shares of its capital stock or other Equity Interests, any Company Stock Rights, any capital stock of or Equity Interests in any of the Subsidiaries of the Companies or any Subsidiary Stock Rights, other than issuances, deliveries, sales or transfers of capital stock or other Equity Interests of (A) any Subsidiary of the Companies to another Group Company or (B) the Excluded Entity;

(iv)            declare or pay any dividend or make any other distribution to its equityholders; provided, however, that prior to the Reference Time, (A) dividends and distributions may be made by any Group Company to another Group Company, (B) dividends and distributions of cash may be made by the Companies to Seller or a Selling Affiliate, (C) distributions may be made by the Companies to Seller or a Selling Affiliate to pay off intercompany indebtedness and (D) distributions may be made in accordance with the Pre-Closing Reorganization pursuant to Section 5.20;

(v)            except (A) in the ordinary course of business in connection with a promotion of any Employee of the Business below the level of Vice President based on job performance, (B) as may be required under applicable Law or any

Benefit Plan or Business Collective Bargaining Agreement, as in effect as of the date of this Agreement or entered into after the date of this Agreement in compliance with this Agreement, (C) any increases for which Seller or its Affiliates (other than the Group Companies) shall be solely obligated or (D) in the case of any action that is generally applicable to employees of Seller and its Affiliates in a particular jurisdiction or geographic area, with respect to any Employee of the Business, (1) adopt or amend any Benefit Plan, if such adoption or amendment would result in a material increase in costs to Purchaser on or after the Closing Date, (2) grant any material increase in base salary, wages, bonuses or incentive compensation or accelerate the vesting or payment of any benefit, (3) enter into any employment, change of control, severance or retention agreement, (4) hire any employee who will become an Employee of the Business, other than the hiring of employees who will become Employees of the Business below the level of Vice President, (5) terminate the employment or engagement of any Employee of the Business (other than terminations for cause) at the level of Vice President or above, (6) effectuate any plant closing, relocation of work, or mass layoff that would incur any liability or obligation under the WARN Act, (7) grant or forgive any loans to an Employee of the Business (other than the grant of loans for travel and business expenses, in each case, in the ordinary course of business consistent with past practice, and which will not exceed $5,000 for any individual), (8) transfer any Employee of the Business to any Affiliate of Seller (other than a Group Company) or transfer any employee of any Affiliate of Seller (other than a Group Company) to any Group Company or (9) adopt, enter into, amend, modify or terminate any Business Collective Bargaining Agreement;

(vi)            create, incur, assume or guarantee any indebtedness for borrowed money in an aggregate amount in excess of USD $1,000,000, other than such indebtedness (A) as will be repaid and extinguished at or prior to the Closing or (B) in the ordinary course of business that is owed by any Group Company to any other Group Company, as applicable;

(vii)            voluntarily subject any of its properties or assets to any Lien (other than any Permitted Lien) that would have been required to be set forth in Section 3.06 or Section 3.07(a) or (b) of the Seller Disclosure Letter if existing on the date of this Agreement;

(viii)            (A) loan or advance any amount to any third party (other than loans or advances to employees for travel and business expenses in the ordinary course of business consistent with past practice), or (B) loan or advance any amount to, or enter into any agreement or arrangement with, Seller or any of its Affiliates, except for (x) transactions between or among the Group Companies or (y) intercompany transactions in the ordinary course of business and consistent with past practice;

(ix)            make any change in any method of financial accounting or financial accounting practice or policy other than those required or permitted by

GAAP or other applicable accounting standards (or any interpretation thereof) or required by applicable Law;

(x)            acquire, by merging or consolidating with, or by purchasing a substantial portion of the properties or assets of, or by any other manner, any business or any Person or division thereof, or otherwise acquire or lease any properties or assets that are material to the Business other than (A) properties or assets in the ordinary course of business and consistent with past practice or (B) renewals of existing Leases in the ordinary course of business and consistent with past practice;

(xi)            sell, lease (as lessor), sublease (as sublessor), license (as licensor) or otherwise dispose of any real property or tangible asset that is material, individually or in the aggregate with other like real property or tangible assets then being sold, leased, subleased, licensed or disposed, to the Business, except for (A) disposals of real properties or assets in the ordinary course of business and consistent with past practice and (B) subleases of Leased Real Property in the ordinary course of business and consistent with past practice;

(xii)          abandon, allow to lapse or fail to maintain any material Group Company Registered Intellectual Property (other than abandonments, expirations, cancellations and the like occurring in the ordinary course of business that are not material, individually or in the aggregate, to the Business);

(xiii)        transfer, assign or grant any license or sublicense to any Person of or with respect to any material Group Company Registered Intellectual Property or Group Company Unregistered Intellectual Property, other than (A) the grant of non-exclusive licenses pursuant to written license agreements in the ordinary course of business consistent with past practice and (B) any such transfer, assignment or grant that may be required pursuant to a Group Company Contract;

(xiv)        adopt or enter into any plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xv)          enter into any Contract that would have been required to be set forth in Section 3.09 of the Seller Disclosure Letter if it were in effect on the date hereof, or modify, amend, terminate, cancel, extend or grant any Consent or waiver under any Group Company Contract in each case other than in the ordinary course of business and consistent with past practice;

(xvi)        compromise, settle or agree to settle any material Proceeding involving a Group Company (other than any compromise, settlement or agreement (A) entered into in the ordinary course of business and consistent with past practice or (B) that imposes an aggregate monetary obligation of less than USD $1,000,000 individually or in the aggregate; provided that (1) no non-monetary obligations (other than customary confidentiality obligations) are imposed on any Group Company and (2) no Group Company admits to any wrongdoing);

(xvii)      acquire, agree to acquire, sell, transfer, lease , sublease, mortgage, encumber or otherwise dispose of any asset of any Group Company  in excess of $500,000, in each case other than sales of inventory in the ordinary course of business consistent with past practice;

(xviii)    except in the ordinary course of business consistent with past practice, cancel, surrender, allow to expire or fail to renew, any Permits;

(xix)        use or spend Cash at any time after the Reference Time, other than in the ordinary course of business consistent with past practice; provided that the repayment of Indebtedness or the payment of dividends or distributions shall not be deemed to be in the ordinary course of business consistent with past practice,

(xx)          (A) fail to timely pay any material Tax that is due and payable by such Group Company, (B) settle or compromise any material Tax Proceeding, (C) make, revoke or change any material Tax election, (D) file any material amended Tax Return, (E) surrender any claim for a refund of a material amount of Taxes, (F) consent to any extension or waiver of any limitation period with respect to any material claim or assessment for Taxes, (G) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. law) with respect to a material amount of Taxes, or (H) adopt or change any material Tax accounting method, in each case (x) except with respect to any Taxes or Tax Returns of a Seller Consolidated Group and (y) to the extent such action could reasonably be expected to increase the Tax liability of the Group Companies for a Post-Closing Tax Period; or

(xxi)        agree or commit, whether in writing or otherwise, to do any of the foregoing.

SECTION 5.02                                  Access to Information.  From the date of this Agreement to the Closing, Seller shall cause each Group Company to afford to Purchaser and its accountants, counsel and other representatives and Lenders reasonable access, upon reasonable notice during normal business hours, to all the personnel, properties, books, Contracts, Tax Returns and records of each Group Company and, during such period, shall furnish to Purchaser any information concerning any Group Company as Purchaser may reasonably request (other than any of the foregoing that relate to the negotiation and execution of this Agreement or any proposals from other parties relating to any competing or alternative transactions); provided, however, that Purchaser and its accountants, counsel and other representatives and Lenders shall conduct any such permitted activities in such a manner as not to interfere unreasonably with the business or operations of any Group Company; provided further, however, that (i) no Group Company shall be required to provide such access if Seller determines, in its reasonable judgment, that doing so could (A) violate applicable Law or an applicable Judgment or (B) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege (it being understood that Seller and the Group Companies shall use commercially reasonable efforts to provide such access in a manner that does not violate any such Law or Judgment or jeopardize any such privilege or protection) and (ii) such access shall not include any Phase II environmental investigations or any other invasive environmental testing or sampling of, at or under any Owned Real Property or Leased Real Property by or on behalf of Purchaser, its accountants, counsel or its other representatives or Lenders.  All requests for information made pursuant to this Section 5.02 shall be directed to the executive officer or other Person designated by Seller.

SECTION 5.03                                  Confidentiality.  Purchaser agrees that the information being provided to it in connection with the Transactions (including the terms of the Transaction Agreements and the contents of the Seller Disclosure Letter) will remain subject to the terms of the confidentiality agreement, dated as of February 4, 2019, between Purchaser and Seller (the “Confidentiality Agreement”).  Effective upon the Closing, the Confidentiality Agreement shall terminate with respect to information relating to the Group Companies or the Business; provided, however, that Purchaser agrees that any and all other Confidential Information (as defined in the Confidentiality Agreement) provided to it or any of its Affiliates, or any of their respective representatives, by Seller or any of its Affiliates, or any of their respective representatives, shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing, and Purchaser shall otherwise comply with the Confidentiality Agreement in accordance with its terms (including with respect to the non-solicitation of employees of Seller that are not Continuing Employees).  Effective upon the Closing, Seller shall cause any confidentiality agreements entered into between Seller or the Group Companies or any of their respective Affiliates, on the one hand, and any potential purchaser in a proposed transaction similar to the Transactions, on the other hand, to be assigned to the Group Companies, such that the Group Companies and their Affiliates receive the benefit of, and full right to enforce, such confidentiality agreements from and after the Closing.

SECTION 5.04                                  Efforts to Consummate the Transactions.  (a)  On the terms and subject to the conditions of this Agreement, Seller and Purchaser shall each use its reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to cause the Closing to occur as promptly as practicable, including taking all reasonable actions necessary to comply promptly with all legal requirements that may be imposed on it or any of its Affiliates with respect to the Closing.  Seller and Purchaser shall not, and shall not permit any of their respective Affiliates to, take any action (including acquiring or making any investment in any Person or any division or assets thereof) that would, or would reasonably be expected to, result in a material delay in the satisfaction of any of the conditions set forth in Article VI or any of such conditions not being satisfied.

(b)            Each of Seller and Purchaser shall (and shall cause their respective Affiliates to) as promptly as practicable file with the appropriate Governmental Entities any notices and applications necessary to obtain clearance under any applicable Laws for the consummation of the Transactions, including the Required Regulatory Approvals; provided that, without limiting the generality of the foregoing, each of Seller and Purchaser agrees to make (or cause its applicable Affiliates to make) an appropriate filing of a Notification and Report Form pursuant to the Hart-Scott-Rodino-Antitrust Improvements Act of 1976, as amended (the “HSR Act”), with respect to the Transactions within 10 Business Days following the date hereof.  Any such filings shall be in compliance with the requirements of such Laws.  Seller and Purchaser shall (and shall cause their respective Affiliates to) furnish each other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under such Laws.  Seller and Purchaser shall (and shall cause their respective Affiliates to) keep each other apprised of the status of any communications with, and any inquiries or requests for additional or supplemental information from, any such Governmental Entities and shall (and shall cause their respective Affiliates to) comply promptly with any such inquiry or request and shall (and shall cause their respective Affiliates to) promptly provide any additional or supplemental information requested in connection with any filings made hereunder pursuant to such Laws.  Any such additional or supplemental information shall be in compliance with the requirements of such Laws.  Each of Seller and Purchaser shall (and shall cause its respective Affiliates to) use its reasonable best efforts to obtain any clearance required under such Laws for the consummation of the Transactions (including the expiration or early termination of any applicable waiting period) as promptly as practicable.  Neither Seller nor Purchaser shall (nor shall permit any of their Affiliates to) consent to any voluntary delay of the Closing or extension of any applicable waiting period at the behest of any Governmental Entity without the consent of the other.

(c)            For purposes of this Section 5.04, the “reasonable best efforts” of Purchaser shall include (A) contesting and resisting any Proceeding instituted (or threatened to be instituted) challenging the Transactions as violative of any Law, (B) attempting to have repealed, rescinded or made inapplicable any applicable Law, and to have vacated, lifted, reversed or overturned any Judgment or temporary, preliminary or permanent injunction or other restraint or prohibition (an “Injunction”), that is enacted, entered, promulgated or enforced by a Governmental Entity that would make the Transactions illegal or would otherwise prohibit or impair or delay the consummation of the Transactions, (C) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of businesses, product lines, assets or operations of Purchaser or of the Group Companies, (D) conducting its business or the Group Companies’ businesses in a specified manner, or proposing and agreeing or permitting to conduct any of such businesses in a specified manner, including by agreeing to undertakings required by a Governmental Entity that it or any Group Company will take, or refrain from taking, any action and (E) otherwise taking or committing to take actions that after the Closing Date would limit Purchaser’s ability to retain one or more of the businesses, product lines, assets or operations of Purchaser or any Group Company, in each case, to the extent necessary to obtain any clearance required under applicable Laws for the consummation of the Transactions, resolve any such objections or avoid or eliminate any such impediments (the actions described in clauses (A), (B), (C), (D) and (E), the “Remedy Actions”); provided, however, that the effectiveness of any such Remedy Action shall be conditioned upon the Closing.  For the avoidance of doubt and notwithstanding anything to the contrary in this Section 5.04 or any other provision of this Agreement, neither Seller nor any of its Affiliates (other than any Group Company effective upon the Closing) shall be required to sell, divest, dispose of or enter into any other arrangements or take any other Remedy Action with respect to, their businesses, product lines, assets or operations pursuant to this Section 5.04 or any other provision of this Agreement, and the “reasonable best efforts” of Seller shall not include taking any of the Remedy Actions.

(d)            Without limiting the generality of anything contained in this Section 5.04, Seller and Purchaser shall (and shall cause their respective Affiliates to), to the extent permitted by applicable Law, (i) give each other prompt notice of the making or commencement of any request, inquiry or Proceeding by or before any Governmental Entity with respect to the Transactions, (ii) keep each other reasonably informed as to the status of any such request, inquiry or Proceeding, (iii) promptly inform each other of any communication (and provide each other with copies of all written communications) to or from any Governmental Entity regarding the Transactions, (iv) consult and cooperate with each other in good faith in connection with any meetings or oral communications, formal or informal, with any Governmental Entity in connection with the Transactions and provide each other with advance notice and an opportunity to attend and participate in all such meetings and oral communications and (v) consult and cooperate with each other in good faith in connection with, and provide each other with reasonable advance opportunity to review and comment upon (and each will consider in good faith the views of the other in connection with), any filing, registration, declaration, notice, analysis, appearance, presentation, memorandum, brief, argument, opinion, proposal or other communication, oral or written, made or submitted to any Governmental Entity regarding the Transactions.

(e)            Nothing in this Agreement shall (i) apply to or restrict communications or other actions by any Group Company with or with respect to Governmental Entities in connection with its business in the ordinary course of business or (ii) give Purchaser, directly or indirectly, the right to control or direct the operations of any Group Company prior to the Closing.

(f)            Prior to the Closing, each party shall, and shall cause its Affiliates to, use its reasonable best efforts (at its own expense) to obtain, and to cooperate in obtaining, all Consents from Persons (other than any Governmental Entity) necessary or appropriate to permit the consummation of the Transactions; provided, however, that the parties (and their Affiliates) shall not be required to pay or commit to pay any amount to (or incur any obligation or grant any concession in favor of) any such Person (other than the reimbursement of such Person’s reasonable expenses in connection with obtaining such Consent).

(g)            Subject to the preceding provisions of this Section 5.04, from time to time, as and when requested by any party hereto, each other party hereto shall (and shall cause its Affiliates to) execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further actions, as such other party may reasonably deem necessary or desirable to consummate the Transactions, including, in the case of Seller, executing and delivering to Purchaser such assignments, deeds, bills of sale and other instruments as Purchaser or its counsel may reasonably request as necessary or desirable for such purpose.

SECTION 5.05                                  Expenses.  Whether or not the Closing takes place, except as expressly set forth in any other provision of this Agreement or the other Transaction Agreements, all costs and expenses incurred in connection with this Agreement, the other Transaction Agreements and the Transactions shall be paid by the party incurring such costs and expenses.

SECTION 5.06                                  Employee Matters.  (a)  For a period of twelve months following the Closing Date (or for such longer period as required by applicable Law), Purchaser shall, or shall cause its Affiliates to, provide to each Employee of the Business who is employed by any Group Company as of the Closing Date (each such Employee of the Business, a “Continuing Employee”), (i)(A) a base salary or wages, variable pay and short and long-term incentive compensation opportunities (including equity-based compensation opportunities), in each case, no less favorable than, and (B) other employee benefits that are no less favorable in the aggregate than, in the case of each of clauses (A) and (B), those provided to such Continuing Employee immediately prior to the Closing Date and (ii) any other terms and conditions of employment required by applicable Law.  Notwithstanding the foregoing, Purchaser shall not be required to grant annual equity-based compensation or to provide any particular benefit; provided, that Purchaser provide cash compensation (or other benefits) (x) in lieu of equity-based compensation or (y) in order to provide comparable value in lieu of particular benefits.  For twelve months following the Closing Date, Purchaser shall provide each Continuing Employee with (A) a position that is comparable to the type of position held by the applicable Continuing Employee immediately prior to the Closing Date, at a geographic location that is within 20 miles of such Continuing Employee’s place of work immediately prior to the Closing Date; provided that, notwithstanding the foregoing, a Continuing Employee’s position and/or geographic location may be modified by the Purchaser or its Affiliates in connection with the execution of the manufacturing initiative as outlined in Section 5.06(a) of the Seller Disclosure Letter, and (B) employment terms that are (I) comparable in the aggregate to the terms of the applicable Continuing Employee’s employment with Seller immediately prior to the Closing Date, (II) sufficient to avoid statutory, common law or other severance obligations and to avoid severance and similar obligations under any applicable severance benefit plan, program, policy, agreement or arrangement and (III) otherwise comply with applicable Law and Purchaser’s covenants set forth in this Section 5.06.  In addition, Purchaser shall, or shall cause its Affiliates to, provide to each Continuing Employee, whose employment is terminated by Purchaser or any of its Affiliates prior to the first anniversary of the Closing Date, severance and termination benefits that are not less favorable than would have been applicable to such Continuing Employee under the relevant severance and termination benefit plans, programs, policies, agreements or arrangements of any Group Company as in effect as of immediately prior to the Closing, taking into account such Continuing Employee’s service with Seller and its Affiliates (including any Group Company) and any of their respective predecessors prior to the Closing Date, as well as service with Purchaser and its Affiliates following the Closing Date.  In addition, in the case of any former Employee of the Business who is receiving severance pay or benefits as of the Closing, except in the case of severance to a Continuing Employee triggered automatically upon the Closing or as a result of the Pre-Closing Reorganization, the Group Companies shall remain responsible for such pay and benefits from and after the Closing, and Purchaser shall, or shall cause its Affiliates to, continue to provide such pay and benefits for the applicable remaining severance period.  Except as provided in the Transition Services Agreement, effective as of the Closing, each Continuing Employee shall cease to participate in any Benefit Plan (other than any Assumed Benefit Plan) as an active employee.

(b)            From and after the Closing Date, Purchaser shall, or shall cause each Group Company or Purchaser’s other Affiliates to, (i) honor all obligations under the Assumed Benefit Plans in accordance with their terms as in effect immediately prior to the Closing, (ii) recognize all of each Continuing Employee’s accrued and unused vacation and other paid time-off benefits consistent with the terms of the vacation or similar policies of the Group Companies applicable to such Continuing Employee as in effect immediately prior to the

Closing, (iii) no later than March 15, 2020, pay all annual bonuses that are payable to Continuing Employees with respect to the 2019 fiscal year under the annual bonus plans of the Group Companies, and (iv) pay all annual bonuses that are payable to Continuing Employees with respect to the fiscal year in which the Closing occurs under the annual bonus plans of the Group Companies, in the case of clauses (iii) and (iv), in accordance with the terms of the applicable annual bonus plan.

(c)            From and after the Closing Date, Purchaser shall, or shall cause each Group Company or Purchaser’s other Affiliates to, recognize, for all purposes under all plans, programs and arrangements established or maintained by Purchaser or any of its Affiliates (including, after the Closing, any Group Company) each Continuing Employee’s service with Seller and its Affiliates (including any Group Company) and any of their respective predecessors prior to the Closing Date as if such service were with Purchaser or its Affiliates and to the same extent such service was recognized by Seller or its Affiliates prior to the Closing Date, including for purposes of eligibility, vesting and benefit levels and benefit accruals (other than accruals under any defined benefit pension plan, any retiree medical or other post-retirement welfare benefits); provided that no such recognition of service shall be required to the extent that it would result in a duplication of benefits or such service was not recognized under the corresponding Benefit Plan in which such Continuing Employee participated immediately prior to the Closing.

(d)            (i)  From and after the Closing Date, Purchaser shall or shall cause the applicable Group Company or one of Purchaser’s other Affiliates to, assume, and indemnify and hold harmless Seller and its Affiliates from, all employment, labor, compensation, pension, employee welfare and employee benefits related liabilities, obligations, commitments, claims and losses relating to each (A) current and former Employee of the Business (or any dependent or beneficiary thereof) whether arising, before, on or after the Closing, and (B) Assumed Benefit Plan (such liabilities, obligations, commitments, claims and losses, the “Transferred HR Liabilities”); provided, that Transferred HR Liabilities shall not include (x) any and all liabilities relating to Benefit Plans that are not Assumed Benefit Plans and (y) any and all liabilities relating to severance or termination payments of a Continuing Employee triggered automatically upon the Closing or as a result of the Pre-Closing Reorganization (clauses (x) and (y), the “Retained HR Liabilities”).  In no event shall any Retained HR Liabilities be considered Change of Control Payments or included in the calculation of Indebtedness, Working Capital or Transaction Expenses.

(ii)            Except as specifically provided in this Agreement (including with respect to the Transferred HR Liabilities) or in the Transition Services Agreement, neither Purchaser nor any of its Affiliates shall assume or be obligated to pay, perform or otherwise discharge, and Seller and its Affiliates, as the case may be, will remain liable to pay, perform and discharge when due all employment, labor, compensation, pension, employee welfare and employee benefits related liabilities, obligations, commitments, claims and losses, including any Retained HR Liability, relating to each employee of Seller and its Affiliates (or any dependent or beneficiary of any such employee) other than the current and former Employees of the Business (and their dependents and beneficiaries), that arise out of an event or events that occur at any time.  Except as specifically provided in the Transition Services Agreement, from and after the Closing Date, none of Seller or any of its Affiliates shall have any liability under or in respect of (and Seller and its Affiliates shall be indemnified and held harmless with respect to) (x) the Assumed Benefit Plans, (y) the service of any current or former Employee of the Business or other service provider (or any dependent or beneficiary of any such employee or service provider) to any Group Company, Purchaser or its Affiliates (other than pursuant to any Benefit Plan that is not an Assumed Benefit Plan) and (z) the actual or constructive termination of a current or former Employee of the Business’s employment, in each case whether arising before, on or after the Closing (in the case of this clause (z), except in the case of any liability that constitutes a Retained HR Liability).

(e)            Except as specifically provided in the Transition Services Agreement, no later than the Closing Date, Purchaser shall, or shall cause the applicable Group Company or Purchaser’s other Affiliates to, have in effect one or more defined contribution plans that each include a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (collectively, “Purchaser’s 401(k) Plan”) that will provide benefits to Continuing Employees participating in the Seller Rewards Plan as of the Closing Date (“Seller’s 401(k) Plan”).  Except as specifically provided in the Transition Services Agreement, each Continuing Employee who participates in Seller’s 401(k) Plan as of the Closing Date shall become a participant in Purchaser’s 401(k) Plan as of the Closing Date.  Purchaser agrees to cause Purchaser’s 401(k) Plan to allow each such Continuing Employee to make a “direct rollover” to Purchaser’s 401(k) Plan of the account balances of such Continuing Employee (including a direct in-kind rollover of promissory notes evidencing any outstanding loans) under Seller’s 401(k) Plan if such direct rollover is elected in accordance with applicable Law by such Continuing Employee.  Following a “direct rollover” of such Continuing Employee’s account balances, Seller shall have no liability for any costs, expenses or damages that may result from any claim for any benefit alleged to be payable under Seller’s 401(k) Plan with respect to such Continuing Employee and such Continuing Employee’s beneficiaries, other than any costs, expenses or damages that may result from any claim for any benefit alleged to be payable under Seller’s 401(k) Plan arising out of the failure by Seller to administer Seller’s 401(k) Plan in compliance with applicable Law.  Effective as of the date that the Group Companies that are participating employers in Seller’s 401(k) Plan cease to be participating employers thereunder, Seller shall take all necessary actions to cause the Continuing Employees who are employed by the Group Companies as of such date to become fully vested in all of their account balances thereunder.

(f)            In the event the employment of an Employee of the Business does not automatically transfer to Purchaser upon the occurrence of the Closing by operation of applicable Law or pursuant to the transfer of the Transferred Equity Interests to Purchaser, no later than 10 calendar days prior to the Closing Date, Purchaser shall offer employment, effective as of 12:01 a.m., local time, on the Closing Date (the “Transfer Time”), to all such Employees of the Business (each such Employee of the Business, an “Offer Employee”) who on the Closing Date are actively at work (each, an “Active Employee”).  For purposes of this Agreement, any such Offer Employee who is not actively at work on the Closing Date due to a short-term absence (including due to vacation, holiday, illness or injury of shorter duration than a long-term disability, jury duty or bereavement leave) in accordance with applicable policies of Seller shall be deemed an Active Employee.  With respect to each Offer Employee who is not an Active Employee (an “Inactive Employee”), Purchaser shall make offers of employment to each such Inactive Employee effective as of the date on which such Inactive Employee presents himself or herself to Purchaser for active employment following the Closing Date to the same extent, if any, as Seller would be required to reemploy such Inactive Employee in accordance with its policies as in effect on the Closing Date or applicable Law.  Purchaser shall provide each Offer Employee with an offer of employment and employment terms in accordance with Purchaser’s covenants in Section 5.06(a).  In any jurisdiction where the employment of an Offer Employee can transfer automatically to Purchaser upon the occurrence of the Closing by operation of applicable Law or pursuant to the transfer of the Transferred Equity Interests to Purchaser, Purchaser and Seller agree to take, or cause their respective affiliates to take, all actions required under applicable Law and all other actions as are necessary or appropriate such that the employment of such Offer Employee transfers to Purchaser as of the Transfer Time.  Each Offer Employee who becomes an employee of Purchaser whether by operation of applicable Law (including pursuant to the transfer of the Transferred Equity Interests to Purchaser) or by acceptance of Purchaser’s offer of employment shall be treated as a Continuing Employee.  In the case of any Inactive Employee who becomes a Continuing Employee following the Closing Date, all references in this Agreement to the Transfer Time or to the Closing or the Closing Date shall be deemed to be references to 12:01 a.m. on the date that such individual becomes a Continuing Employee.  Nothing herein shall be construed as a representation, warranty, covenant or guarantee by Seller that some or all of the Employees of the Business will accept the offer of employment from Purchaser.  If the Offer Employee wishes to accept the offer of employment from the Purchaser, then the Seller shall waive any requirement on the Offer Employee concerned to give any period of notice of termination of his or her employment under the terms of his or her employment so as to allow the Offer Employee to commence employment with the Purchaser with effect from the Transfer Time.

(g)

(i)            Except as specifically provided in the Transition Services Agreement, Purchaser shall cause each Group Company or Purchaser’s other Affiliates to, (A) waive any pre-existing condition, exclusion, limitation, actively-at-work requirement or waiting period under all employee health and other welfare benefit plans established or maintained by Purchaser or any of its Affiliates (including, after the Closing, any Group Company) for the benefit of Continuing Employees (including their respective dependents and beneficiaries, if any), except to the extent such pre-existing condition, exclusion, limitation, requirement or waiting period would have been applicable to Continuing Employees (including their respective dependents and beneficiaries, if any) under a similar Benefit Plan or any plan, program, agreement, arrangement or understanding that is required by applicable Laws immediately prior to the Closing and (B) provide full credit for any co-payments, deductibles or similar out-of-pocket payments made or incurred by Continuing Employees (including their respective dependents and beneficiaries, if any) prior to the Closing Date for the plan year in which the Closing occurs.

(ii)            Seller shall be, or shall cause its Affiliates to be, responsible for the following under any Benefit Plan that is not an Assumed Benefit Plan: (A) all medical, vision, dental and prescription drug claims for expenses incurred by any Continuing Employee or his or her dependents, (B) all claims for short-term and long-term disability income benefits incurred by any Continuing Employee and (C) all claims for group life, travel and accident, and accidental death and dismemberment insurance benefits incurred by any Continuing Employee, in each case, prior to the Closing.  Purchaser shall be, or shall cause its Affiliates to be, responsible for all (x) medical, vision, dental and prescription drug claims for expenses incurred by any Continuing Employee or his or her dependents or beneficiaries, if any, (y) claims for short-term and long-term disability income benefits incurred by any Continuing Employee and (z) claims for group life, travel and accident, and accidental death and dismemberment insurance benefits incurred by any Continuing Employee, in each case, at any time under any Assumed Benefit Plan and, other than under an Assumed Benefit Plan, on or after the Closing, provided that, to the extent set forth in the Transition Services Agreement, from and after the Closing, Employees of the Business shall continue to participate in the Benefit Plans and Purchaser and its Affiliates shall reimburse Seller for such participation in accordance with the Transition Services Agreement.  Except in the event of any claim for workers compensation benefits, for purposes of this Agreement, the following claims and liabilities shall be deemed to be incurred as follows: (1) medical, vision, dental and/or prescription drug benefits (including hospital expenses), upon provision of the services, materials or supplies comprising any such benefits and (2) short and long-term disability, life, accidental death and dismemberment and business travel accident insurance benefits, upon the death, illness, injury or accident giving rise to such benefits.

(h)            With respect to Continuing Employees who are primarily located in the U.S., a Workers’ Compensation Claim shall be covered (A) under a workers’ compensation program of Seller or its Affiliates if the applicable Workers’ Compensation Event occurred prior to the Closing and (B) under a workers’ compensation program of Purchaser or its Affiliates if the applicable Workers’ Compensation Event occurs on or after the Closing; provided, that a Workers’ Compensation Event that arises from a repetitive activity that occurs over a period both preceding and following the Closing shall be deemed to occur on the date that the applicable Continuing Employee first seeks medical treatment with respect to such Workers’ Compensation Event.

(i)            The Split Dollar Policy will continue in effect following the Closing in accordance with its terms, and Seller shall retain all liabilities with respect to the Split Dollar Policy at all times on and after the Closing and shall be entitled to all rights and benefits with respect to the Split Dollar Policy (including the right to recover premiums previously paid with respect to the Split Dollar Policy prior to or following the Closing by either the Group Company or Seller).  Neither Seller nor any Group Company shall have any responsibility to renew the Split Dollar Policy.

(j)            Seller shall retain all liabilities with respect to the U.S. deferred compensation plans, the Brunswick Corporation Supplemental Pension Plan and the Brunswick International Stock Unit Plan and shall make payments with respect to such plans when any amounts become due and payable.

(k)            Seller shall retain liability for each Existing Seller Equity Award.  The Existing Seller Equity Awards shall be treated in accordance with Section 5.06(k) of the Seller Disclosure Letter.

(l)            Seller and Purchaser shall, and shall cause their respective Affiliates to, take all steps necessary under Section 4204 of ERISA such that the Transactions will not constitute a partial or complete withdrawal from the Multiemployer Plan applicable to any Employees of the Business (the “Business Multiemployer Plan”).  Seller and Purchaser acknowledge and agree that the sale of the Business constitutes a bona fide, arm’s length sale of assets between unrelated parties, and the parties intend that this Agreement be covered by and satisfy all of the requirements of Section 4204 of ERISA.  To that end, Purchaser agrees and covenants: (i) to contribute for any portion of the plan year of the sale on and after the Closing Date and the Surety Period (as hereinafter defined), to the Business Multiemployer Plan for substantially the same number of contribution base units, as defined in Section 4001(a)(11) of ERISA, for which Seller was obligated to contribute prior to the Closing Date, and (ii) unless a waiver is in effect pursuant to Section 4204(c) of ERISA, to provide to and for the benefit of the Business Multiemployer Plan, for the five plan years commencing with the first plan year to begin after the Closing Date (the “Surety Period”), either a bond issued by a corporate surety company that is an acceptable surety for purposes of Section 412 of ERISA, a letter of credit or an amount held in escrow by a bank or similar financial institution, in either case in an amount equal to the greater of (A) the average annual contribution that Seller was required to make with respect to the covered operations for the three plan years preceding the plan year in which the Closing Date occurs, or (B) the annual contribution that Seller was required to make with respect to the covered operation for the plan year preceding the plan year in which the Closing Date occurs, which bond, letter of credit or such amount held in escrow shall be paid to the Business Multiemployer Plan, if at any time during the Surety Period, Purchaser, or any successor in interest thereto, withdraws from the Business Multiemployer Plan or fails to make any contribution to the Business Multiemployer Plan when due.  If a waiver is not in effect pursuant to Section 4204(c) of ERISA, Purchaser shall deliver to the Business Multiemployer Plan by the first day of the plan year following the Closing Date, with copies to Seller, either the bond or evidence of the establishment of an escrow described in the preceding sentence.  If Purchaser or any successor in interest thereto shall withdraw from the Business Multiemployer Plan in either a complete or partial withdrawal, as such terms are used in Sections 4203 and 4205 of ERISA, and withdrawal liability is imposed under Section 4201 of ERISA, Seller acknowledges that Seller shall be secondarily liable to the Business Multiemployer Plan for any withdrawal liability that it would have had to the Business Multiemployer Plan in the absence of Section 4204 of ERISA.  From and after the Closing Date, each Purchaser shall or shall cause the applicable Group Company or one of such Purchaser’s other Affiliates to, indemnify and hold harmless Seller and its Affiliates from, liabilities relating to a breach of this Section 5.06(l), including in respect of any secondary liability pursuant to the immediately preceding sentence.

(m)            To the extent not yet paid prior to the Closing Date, Purchaser shall or shall cause its Affiliates to make the retention payments to the Employees of the Business pursuant to the Assumed Benefit Plans set forth in Section 5.06(m) of the Seller Disclosure Letter in accordance with the terms of such Assumed Benefit Plans as in effect on the Closing Date.  Promptly following the date on which no further retention payments are due under any such Assumed Benefit Plan, Purchaser shall submit an invoice to Seller that sets forth, in respect of each Employee of the Business who received one or more retention payments thereunder, (i) the name of such Employee of the Business, (ii) the amount(s) of the retention payment(s) paid to such Employee of the Business thereunder and the employer’s portion of all withholding, employment, payroll or similar Taxes with respect thereto, and (iii) the date(s) of payment.  Seller shall reimburse Purchaser within thirty (30) days of receipt of such invoice for all retention payments (and Taxes) so paid, provided that any amounts that are paid prior to the Closing or that constitute Change of Control Payments shall not be included on such invoice or reimbursed hereunder and, provided further, that no amounts eligible for reimbursement pursuant to this Section 5.06(m) shall be reflected as a liability of any Group Company in calculating Working Capital hereunder.

(n)            Nothing contemplated by this Section 5.06 shall be construed as (i) conferring upon any Person (including any Continuing Employee), other than the parties hereto, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, (ii) establishing, or constituting an amendment, modification or termination of, or an undertaking to amend, establish, modify or terminate, any compensation or benefit plan, program, agreement or arrangement, (iii) requiring Purchaser or any of its Affiliates to be obligated to continue the employment of any Continuing Employee for any period of time after the Closing Date, or (iv) altering or limiting the rights of any Group Company to terminate the employment of any Continuing Employee or to amend, modify or terminate any compensation or employee benefit plan, program, agreement or arrangement.

SECTION 5.07                                  Tax Matters.  (a)  Tax Returns; Payment of Taxes.  Purchaser and Seller agree that:

(i)            In the case of any Pre-Closing Separate Return that is required by applicable Law to be filed on or before the Closing Date, Seller shall (x) prepare or cause to be prepared such Pre-Closing Separate Return in a manner consistent with past practice (except as otherwise required by applicable Law), (y) timely file, or cause to be filed, such Pre-Closing Separate Return with the relevant Taxing Authority and (z) timely pay, or cause to be paid, to the relevant Taxing Authority the amount shown as due on such Pre-Closing Separate Return.

(ii)            In the case of any Pre-Closing Separate Return that is required by applicable Law to be filed after the Closing Date, Seller shall prepare, or cause to be prepared, in a manner consistent with past practice such Pre-Closing Separate Return (except as otherwise required by applicable Law) and deliver any such Pre-Closing Separate Return related to Income Taxes and any other material Pre-Closing Separate Return (or substantially completed drafts of such Pre-Closing Separate Returns) to Purchaser for review and comment either (i) at least 30 Business Days before it is due in the case of a Pre-Closing Separate Return for

Income Taxes or (ii) within a reasonable period of time (and in any event no later than 3 Business Days) before it is due in the case of a material Pre-Closing Separate Return for Taxes other than Income Taxes. Seller shall consider in good faith Purchaser’s reasonable comments received by Seller within either (y) 10 Business Days of Purchaser’s receipt of such Pre-Closing Separate Return in the case of a Pre-Closing Separate Return for Income Taxes or (z) a reasonable period of time before it is due in the case of a material Pre-Closing Separate Return for Taxes other than Income Taxes and, to the extent necessary, deliver an amended Pre-Closing Separate Return to Purchaser. Purchaser shall file, or cause to be filed, such amended Pre-Closing Separate Return with the relevant Taxing Authority.

(iii)          Purchaser shall prepare, or cause to be prepared, in a manner consistent with past practice (except as otherwise required by applicable Law) all Tax Returns required to be filed by or with respect to each Group Company for any Straddle Period, other than a Tax Return with respect to a Seller Consolidated Group (the “Straddle Period Tax Returns”). Purchaser shall deliver any such Straddle Period Tax Return related to Income Taxes and any other such material Straddle Period Tax Return (or substantially completed drafts of such Straddle Period Tax Returns) to Seller for review and comment (i) at least 30 Business Days before it is due in the case of a Straddle Period Tax Return for Income Taxes or (ii) within a reasonable period of time (and in any event no later than 3 Business Days) before it is due in the case of a material Straddle Period Tax Return (for Taxes other than Income Taxes). Purchaser shall consider in good faith Seller’s reasonable comments relating to the Pre-Closing Tax Period received by Purchaser within either (y) 10 Business Days after Seller received such Straddle Period Tax Return from Purchaser in the case of a Straddle Period Tax Return for Income Taxes or (z) a reasonable period of time before it is due in the case of a material Straddle Period Tax Return for Taxes other than Income Taxes, and, to the extent necessary, deliver an amended Straddle Period Tax Return to Seller. Purchaser shall file, or cause to be filed, such amended Straddle Period Tax Return with the relevant Taxing Authority; provided, that if Seller and Purchaser are unable to resolve any dispute relating to the content of a Straddle Period Tax Return after Purchaser has considered Seller’s comments in good faith, the item or items in dispute shall be resolved by the Independent Expert and the dispute resolution procedure of Section 1.04(c) shall govern. The fees and expenses of the Independent Expert shall be borne equally by Purchaser and Seller. If any dispute pursuant to this Section 5.07(a)(iv) is not resolved by the time the relevant Straddle Period Tax Return is due, Purchaser shall timely file such Straddle Period Tax Return in its discretion, but any payments required pursuant to this Agreement with respect to such Straddle Period Tax Return shall be based on the final resolution of the dispute; provided, that Purchaser shall provide Seller with a copy of any Straddle Period Tax Return not submitted to Seller for review pursuant to this Section 5.07(a)(iii) no later than ten (10) Business Days after filing such Straddle Period Tax Return.

(iv)          At least two Business Days before the due date of any Pre-Closing Separate Return filed after the Closing Date or any Straddle Period Tax Return, Seller shall pay to Purchaser the amount for which Seller has an indemnification obligation pursuant to Section 8.03.

(v)          Notwithstanding anything herein to the contrary, (A) in no event shall Seller be required to provide any Person with any Tax Return or copy of any Tax Return of (I) Seller or any of its Affiliates (other than a Group Company and any portions of a Tax Return filed with respect to a Group Company) or (II) a Seller Consolidated Group (other than a portion of a Tax Return of a Seller Consolidated Group that relates solely to a Group Company) and (B) neither Purchaser nor any of its Affiliates shall have any rights (pursuant to this Section 5.07 or otherwise) with respect to any Proceeding relating to Taxes or any Tax Return of (I) Seller or any of its Affiliates (other than the Group Companies) or (II) a Seller Consolidated Group.

(vi)            Seller and Purchaser shall fully and timely cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and representatives to fully and timely cooperate, in preparing and filing Tax Returns of any Group Company and conducting any Proceeding relating to Taxes of a Group Company, including by maintaining and making available to each other any records necessary in connection with any Tax Return of a Group Company or any Tax dispute or audit relating to Taxes of a Group Company.  Each of Seller and Purchaser shall, and Purchaser shall cause the Group Companies to, (i) retain until 60 calendar days after the expiration of the applicable statute of limitations (or such later date as required by applicable Law) all accounting and Tax records and information that may be relevant to any Tax Return of a Group Company for a Pre-Closing Tax Period and (ii) allow the other party their Affiliates, agents and representatives, at such first party’s own expense and at times and dates mutually acceptable to the parties, to inspect, review and make copies of such records and information as such first party may reasonably deem necessary or appropriate from time to time.

(b)            Reserved.

(c)            Reduction, Refunds and Credits.  Subject to Section 5.07(j), Seller shall be entitled to retain, or receive prompt payment from Purchaser with respect to, any reduction, refund or credit of Taxes of the Group Companies for any Pre-Closing Tax Period (including the Hungarian VAT Receivables) (except to the extent such reduction, refund or credit is specifically reflected in the calculation of Closing Working Capital). Purchaser shall, if Seller so requests, file for and obtain or cause any Group Company to file for and obtain, any reduction, refund or credit to which Seller is entitled under this Section 5.07(c), and shall remit such reduction, refund or credit to Seller. Any Payments made to Seller pursuant to this Section 5.07(c) shall be net of any (i) reasonable unreimbursed third-party costs incurred by Purchaser or its Affiliates and (ii) Taxes incurred by Purchaser or its Affiliates resulting from the receipt of such reduction, refund or credit.

(d)            Tax Sharing Agreements.  Seller shall cause all Tax sharing or indemnification agreements (other than agreements entered into in the ordinary course of business the primary purpose of which is not the allocation or sharing of Taxes) between or among Seller or any of its Subsidiaries (other than any Group Company), on the one hand, and any Group Company, on the other hand, to terminate on or before the Closing Date.

(e)            Section 338(g) Election.  Purchaser shall not make, nor permit its Affiliates to make, any election under Section 338(g) of the Code (or any analogous provision of state, local or foreign Law) with respect to the sale of any Group Company.

(f)            Tax Certificates. Seller shall deliver to Purchaser at Closing certificates in a form reasonably acceptable to Purchaser duly executed and acknowledged, certifying that any payments made pursuant to this Agreement are exempt from withholding pursuant to Section 1445 of the Code.

(g)            Purchase Price Allocation.

(i)                No later than ten (10) Business Days prior to the Closing Date, Seller will allocate the Initial Closing Date Amount (along with any other amounts treated as consideration for the Transferred Equity Interests for U.S. Federal income Tax purposes) among the shares of each Company in accordance with applicable Tax Law (the “Preliminary Allocation”). The Preliminary Allocation will be final and binding upon the parties solely for purposes of any payments contemplated by Section 1.03(a).

(ii)             Seller and Purchaser will use commercially reasonable efforts to allocate the Purchase Price (along with any other amounts treated as consideration for the Transferred Equity Interests for U.S. Federal income Tax purposes) (x) among the shares of each Company (the “Share Allocation”) and (y) with respect to the amount allocated to the shares of Life Fitness, LLC (“LF LLC”) (together with the amount of any liabilities of LF LLC that Purchaser is treated as having assumed for U.S. federal income tax purposes), among the assets of LF LLC (the “Asset Allocation” and, together with the Share Allocation, the “Purchase Price Allocation”), pursuant to the procedures of this Section 5.07(g) and in accordance with applicable Tax Law.

(iii)            Within ninety (90) days after the final determination of the Purchase under Section 1.04, Seller shall deliver to Purchaser a draft of the Purchase Price Allocation (“Seller’s Proposed Allocation”). Purchaser shall have the right to review and raise any objections in writing to Seller’s Proposed Allocation within twenty (20) Business Days after receipt thereof.

(iv)            If Purchaser objects in writing to Seller’s Proposed Allocation, the parties shall negotiate in good faith to resolve the dispute for thirty (30) Business Days after Seller provides notice of its objection (or such longer period as Seller and Purchaser may mutually agree in writing).

(v)             Seller’s Proposed Allocation, (A) if Purchaser does not timely object to Seller’s Proposed Allocation or (B) as adjusted to reflect any agreement between Seller and Purchaser during the thirty (30) Business Day period following delivery of Purchaser’s notice of objection, shall become final and binding upon the parties as the Purchase Price Allocation. There shall be no Purchase Price Allocation if Purchaser and Seller fail to resolve any dispute concerning Seller’s Proposed Allocation pursuant to Section 5.07(g)(iv).

(vi)            Purchaser, on the one hand, and Seller, on the other hand, shall (and shall cause their Affiliates to) (A) prepare and file all necessary Tax Returns (including IRS Form 8594) in a manner consistent with the Purchase Price Allocation, if any, and (B) not take any position inconsistent with the Purchase Price Allocation, if any, in connection with any Tax Return, Proceeding relating to Taxes or otherwise in respect of Taxes, in each case, except as required pursuant to applicable Law.

(vii)         The parties shall cooperate in good faith to adjust the Purchase Price Allocation, if any, to reflect any adjustment to the Purchase Price pursuant to Section 5.07(h).

(h)            Tax Treatment of Payments.  Any payment made under this Section 5.07, Section 1.04 or Article VIII shall be treated as an adjustment to the Purchase Price for Tax purposes.

(i)            Treasury Regulation Section 1.1502-36 Election.  In the event that Seller or a Selling Affiliate recognizes a loss on a sale of any Transferred Equity Interests in the Transactions that, absent an election to the contrary, would result in a reduction in the “Category D attributes” (as defined in Treasury Regulations Section 1.1502-36) of any Group Company pursuant to Treasury Regulations Section 1.1502-36(d)(4)(ii), Seller shall, or shall cause the relevant Selling Affiliate or the applicable common parent of their consolidated group to, make an effective election pursuant to Treasury Regulations Section 1.1502-36(d)(6) so that no such reduction in “Category D attributes” shall occur.  Purchasers and Seller shall, and shall cause their respective Affiliates to, cooperate in good faith in connection with determining whether an election is required pursuant to this Section 5.07(i).  Seller shall timely provide Purchasers with a copy of the “Section 1.1502-36 Statement”, if any, filed in connection with any election made under this Section 5.07(i).

(j)            Hungarian Tax Assets. Without limiting the generality of Section 5.07(b) and Section 5.07(c), notwithstanding anything herein to the contrary, Seller shall have the right to control all Proceedings in respect of the Hungarian VAT Receivables and Hungarian VAT Payables, and Purchaser shall, and shall cause its Affiliates, officers, employees, agents, auditors and representatives to, fully and timely cooperate in connection with preparing and reviewing Tax Returns in respect of the Hungarian VAT Receivables and Hungarian VAT Payables and conducting any Proceeding in respect of the Hungarian VAT Receivables and Hungarian VAT Payables, including by filing for and obtaining such Hungarian VAT Receivables and taking the other actions listed on Section 5.07(j) of the Seller Disclosure Letter; provided, that Seller may not enter into any final settlement or compromise with respect to the Hungarian VAT

Receivables or Hungarian VAT Payables without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed) if such settlement or compromise could reasonably be expected to increase the liability of Purchaser or its Affiliates for Hungarian Tax in a Post-Closing Tax Period.  Seller shall bear all reasonable out-of-pocket third-party expenses of Purchaser in connection with Purchaser’s obligations under this Section 5.07(j) and, Purchaser shall be entitled to retain 5% of the amount recovered in respect of such Hungarian VAT Receivables within twelve (12) months following the Closing Date.

SECTION 5.08                                  Transfer Taxes.  All Transfer Taxes imposed or levied by reason of, in connection with or attributable to this Agreement and the Transaction Agreements or the transactions contemplated hereby and thereby shall be borne one-half by Purchaser and one-half by Seller, other than any Transfer Taxes resulting from the Pre-Closing Reorganization, which shall be borne solely by Seller.  Purchaser and Seller shall reasonably cooperate to prepare and timely file any Tax Returns relating to such Transfer Taxes and timely pay all such Transfer Taxes.

SECTION 5.09                                  Publicity.  No press release or other public announcement concerning the Transactions shall be issued by a party or such party’s Affiliates without the prior consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as such press release or public announcement may be required by applicable Law, Judgment or any Governmental Entity, in which case the party required to make the press release or public announcement shall allow the other party reasonable time to comment thereon in advance of such issuance.  The parties agree that any press releases to be issued with respect to the execution and delivery of this Agreement shall be in the form, of substance and with timing agreed upon by Seller and Purchaser (the “Announcements”).  Notwithstanding the foregoing, (a) this Section 5.09 shall not apply to any press release or other public announcement made by any of the parties hereto which (i) is consistent with the Announcements and the terms of this Agreement and does not contain any information relating to Seller, Purchaser or the Group Companies that has not been previously announced or made public in accordance with the terms of this Agreement or (ii) is made in the ordinary course of business and does not relate specifically to this Agreement or the Transactions and (b) each of Seller and Purchaser may make internal announcements to their respective employees that are consistent with the parties’ prior public disclosures regarding the Transactions.  The provisions of this Section 5.09 shall not apply to communications by any party to its counsel, accountants, prospective Debt Financing sources (including communications with respect to communications made in connection with Purchaser’s financing efforts), Guarantors, other professional advisors, its limited partners and investors or its prospective limited partners and investors, in each case who are subject to customary confidentiality obligations.

SECTION 5.10                                  Names Following Closing.  From and after the Closing, except as expressly provided in this Section 5.10 or in the Trademark License Agreement, any and all rights of the Group Companies to use the Names shall terminate as of the Closing and shall immediately revert to Seller and its Affiliates (other than the Group Companies), along with any and all goodwill associated therewith.  As promptly as practicable following the Closing, but in no event later than 30 Business Days after the Closing, Purchaser shall cause each Group Company to, as applicable, (i) change its legal name to remove any reference to the Names, (ii) file in each jurisdiction in which each Group Company is qualified to do business all documents necessary to reflect such change of name or to terminate its qualification in such jurisdiction under such name, and (iii) promptly thereafter, provide documentation reasonably acceptable to Seller evidencing such name changes and filings.  Purchaser acknowledges that it has no rights or interests, and is not acquiring any rights or interests, directly or indirectly, through the Group Companies or otherwise, to use the Names, except as expressly provided herein.  The Group Companies shall, for a period of 90 calendar days after the Closing (the “Transition Period”), be entitled to use the existing letterheads, policies and procedures and other internal documents and materials in existence and used in the operation of the business of the Group Companies as of the Closing, in each case, containing the Names; provided that all such uses of the Names shall be in the same form and manner as used in the business of the Group Companies as of the Closing.  No later than the end of the Transition Period, Purchaser shall, and shall cause its Affiliates (including the Group Companies) to revise all letterheads, policies and procedures and other internal documents and materials to delete all references to the Names.  Except as expressly provided in this Section 5.10 or in the Trademark License Agreement, no other right to use the Names is granted by Seller or any of its Affiliates to Purchaser, its Affiliates or, after the Closing, the Group Companies, whether by implication or otherwise, and nothing hereunder permits Purchaser, its Affiliates or, after the Closing, the Group Companies, to use the Names in any manner, or to register or seek to register, or to permit, cause or assist any third party to register or to seek to register, any of the Names in any jurisdiction.  After the Transition Period, Purchaser shall, and shall cause its Affiliates (including the Group Companies) to, cease to, and not at any time thereafter, hold themselves out as having any affiliation or association with Seller or any of its Affiliates.

SECTION 5.11                                  Records.  (a)  Purchaser recognizes that certain records of the Group Companies may contain information relating to Subsidiaries, divisions and businesses of Seller and its Affiliates other than the Group Companies, and that Seller and its Affiliates may retain copies thereof.

(b)            From and after the Closing, Purchaser shall, and shall cause the Group Companies to, retain, for at least five years after the Closing Date, all books, records and other documents pertaining to the Group Companies’ businesses that relate to the period prior to the Closing Date, except for Tax Returns and related documentation which shall be governed by Section 5.07(a)(vi), and to make the same available after the Closing Date for inspection and copying by Seller, during regular business hours and upon reasonable request.  At and after the expiration of such period, if Seller or any of its Affiliates has previously requested that such books and records be preserved, Purchaser shall, and shall cause the Group Companies to, either preserve such books and records for such reasonable period as may be requested or transfer such books and records to Seller or its designated Affiliates at Seller’s expense.

SECTION 5.12                                  Non-Solicitation. (a)  Prior to the Closing, Seller shall not, and shall cause its Affiliates and representatives not to, directly or indirectly, (a) solicit, initiate, or knowingly encourage, or take any other action to knowingly facilitate, any Alternative Proposal or any inquiry or proposal that would reasonably be expected to lead to an Alternative Proposal, (b) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person (other than Purchaser) any information with respect to, or otherwise cooperate in any way with, any Alternative Proposal or any inquiry or proposal that would reasonably be expected to lead to an Alternative Proposal or (c) approve, endorse, recommend, execute or enter into any letter of intent, memorandum of understanding, agreement in principle, joint venture agreement, partnership agreement or merger, acquisition or similar agreement constituting or contemplating any Alternative Proposal.

(b)            No later than five Business Days after the date of this Agreement, Seller shall, or shall cause its representatives to, (i) terminate any access (other than access for Purchaser and its Affiliates and representatives) to any data room (real or virtual) established by Seller or its representatives in connection with the Transactions or any other proposed strategic transaction to the extent involving the Business; (ii) send out notices to any third party (other than Purchaser’s Affiliates or its representatives) that has executed a confidentiality or non-disclosure agreement in connection with any proposed strategic transaction to the extent involving the Business and received Business Confidential Information to return or destroy such Business Confidential Information in accordance with the terms of such confidentiality or non-disclosure agreement and use its commercially reasonable efforts to enforce the confidentiality obligations and other rights thereunder.

SECTION 5.13                                  Restrictive Covenants.  (a)  For a period of 18 months from the Closing Date, Seller shall not, and shall cause its Affiliates not to, directly or indirectly, solicit for employment or hire any of the individuals named in Section 5.13 of the Seller Disclosure Letter (each, a “Restricted Person”); provided, however, that (i) the foregoing restriction shall not preclude general solicitations (but shall restrict hire) by Seller or its Affiliates or by a bona fide search firm that are not targeted at any such Restricted Persons and (b) the foregoing restriction on solicitation or hire shall not preclude the hiring of any Restricted Person who has ceased to be employed by any Group Company at least nine (9) months prior to commencement of employment discussions between Seller or its Affiliates and such Restricted Person.

(b)            For a period of 18 months from the Closing Date, Purchaser shall not, and shall cause its Affiliates (including the Group Companies) not to, directly or indirectly, solicit for employment or hire any employee of Seller or any of its Affiliates that provides services to Purchaser or its Affiliates pursuant to the Transition Services Agreement; provided, however, that (i) the foregoing restrictions on solicitation and hiring shall expire with respect to the employees named in Section 9.06(b)(ii) of the Seller Disclosure Letter upon the expiration or termination of the Transition Services Agreement; (ii) the foregoing shall not preclude (A) general solicitations by Purchaser or its Affiliates or by a bona fide search firm that are not targeted at any such employee or (B) the hiring of any such employee who (x) has ceased to be employed by Seller or any of its Affiliates at least nine (9) months prior to commencement of employment discussions between Purchaser or its Affiliates and such employee or (y) responds to any general solicitation placed by Purchaser or its Affiliates (or by a bona fide search firm) that is not targeted at such employee.

(c)            In order for Purchaser to have and enjoy the full benefit of the Business and as a material inducement to Purchaser to enter into this Agreement (without which Purchaser would not have entered into this Agreement), for a period of two (2) years from the Closing Date, Seller shall, and shall cause its respective Affiliates not to, engage (whether as a provider of products or services or as an owner, investor, operator, manager, employee, officer, director, consultant, advisor, representative or otherwise), directly or indirectly, anywhere in the world, in any business that develops, manufactures, sells or markets any products or services provided by the Business as of the Closing Date (any such business, a “Competitive Business”).  Notwithstanding the foregoing, the parties agree that nothing herein shall prohibit Seller and its Affiliates from: (i) acquiring and thereafter owning (including by way of merger, consolidation or otherwise), or investing in, any Person or business if less than twenty percent (20%) of the gross revenues of such Person or business (calculated at the time of acquisition or investment) are derived from a Competitive Business, (ii) acquiring or investing in securities representing not more than 10% of the outstanding voting power or equity securities of any Person, (iii) acquiring or investing in any equity interest in any Person by any bona fide employee benefit plan of Seller or its Affiliates or (iv) performing any of its obligations under any of the Transaction Agreements.

(d)            Each of Seller and Purchaser acknowledges, stipulates and agrees, on behalf of itself and its respective Affiliates, that irreparable injury may result to the other party in the event of a breach of any of the covenants or agreements contained in this Section 5.13, and each of Seller and Purchaser agrees, on behalf of itself and its respective Affiliates, that in the event of any such breach or threatened breach of any of the provisions set forth in this Section 5.13, the non-breaching party shall be entitled, in addition to any other remedies available to it, to seek a preliminary injunction, permanent injunction or other injunctive relief, without posting any bond or other security, compelling the breaching party to comply with any and all such provisions.  Nothing herein contained shall be construed as an election of remedies or as a waiver of any right available to the non-breaching party under this Agreement or the Law, including the right to seek damages from such breaching party for a breach of any provision of this Agreement, nor shall this clause be construed to limit the rights or remedies available under applicable Law for any violation of any provision of this Agreement.

(e)            The parties acknowledge and agree that the provisions of this Section 5.13 are necessary for the protection and preservation of the value and the goodwill of the Business and are reasonable and valid in geographical and temporal scope and in all other respects.  Accordingly, it is the desire and intent of the parties hereto that the provisions of this Section 5.13 be enforced to the fullest extent permissible under the Laws and public policies applied in each jurisdiction in which enforcement is sought and if any provision of this Section 5.13 shall be adjudicated finally to be invalid or unenforceable, such provision shall be deemed amended to the extent necessary in order that such provision be valid and enforceable, the remainder of Section 5.13 shall not thereby be affected and shall be given full effect without regard to invalid portions and such amendment shall apply only with respect to the operation of the applicable provision of this Section 5.13 in the particular jurisdiction in which such adjudication is made.

SECTION 5.14                                  Data Protection Agreements.  Upon receipt of a written request from Seller prior to the Closing, Purchaser shall enter into appropriate data transfer arrangements (including, where requested, the EU approved model clause contracts) with Seller or any of its Affiliates as required in order for Seller or any of its Affiliates to comply with any applicable data protection Laws or cross-border transfer obligations relating to the transfer of personal information.

SECTION 5.15                                  Indemnification of Directors and Officers.  (a)  Purchaser agrees (i) that all rights to indemnification and/or advancement of expenses now existing in favor of the directors, officers, employees and agents of any Group Company (each, a “D&O

Indemnitee” and collectively, the “D&O Indemnitees”), as provided in the organizational documents of such Group Company in effect as of the date hereof or pursuant to any Contracts made available to Purchaser prior to the date hereof, in each case with respect to any matters occurring prior to the Closing, shall survive the Closing and shall continue in full force and effect and (ii) that Purchaser shall cause the Group Companies to perform and discharge their respective obligations to provide such indemnification and/or advancement of expenses following the Closing.  Any indemnification and liability limitation or exculpation provisions contained in the organizational documents of the Group Companies shall not be amended, repealed or otherwise modified after the Closing in any manner that would adversely affect the rights thereunder of individuals who, as of the Closing or at any time prior to the Closing, were D&O Indemnitees, unless such amendment, repeal or modification is required by applicable Law.

(b)            The provisions of this Section 5.15 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnitee, their heirs and their personal representatives and shall be binding on all successors and assigns of Purchaser and the Group Companies, and may not be terminated or modified in any manner adverse to such Persons without their prior written consent, unless such termination or modification is required by applicable Law.

SECTION 5.16                                  Settlement of Intercompany Indebtedness; Settlement of Hedges.  Prior to the Closing, Seller shall cause (i) all intercompany indebtedness for borrowed money between and among any Group Companies, on the one hand, and Seller and its Affiliates (other than the Group Companies), on the other hand, to be eliminated (which may include the netting of receivables and payables, contributions to equity and dividends), and (ii) all interest rate protection agreements, foreign currency exchange agreements or other interest, exchange rate or other hedging agreements and arrangements to which any Group Company is a party or by which any Group Company or any assets or business of any Group Company are bound, to be terminated, in each case with no further liability to any Group Company and Seller shall provide evidence thereof to Purchaser in form and substance reasonably satisfactory to Purchaser.

SECTION 5.17                                  Confidentiality.  From and after the Closing, Seller shall, and shall cause its Affiliates and its and their respective officers, directors, employees, agents and representatives to, keep confidential and not disclose to any other Person, or use for their own benefit or the benefit of any other Person, any confidential and non-public information regarding the Business or the Group Companies (the “Business Confidential Information”).  The obligations of Seller under this Section 5.17 shall not apply to information which is or becomes generally available to the public after the Closing without breach of Seller’s obligations under this Section 5.17.  Notwithstanding the foregoing, Seller may disclose, or may permit disclosure of, Business Confidential Information if Seller, its Affiliates or their respective officers, directors, employees, agents or representatives are requested or compelled to disclose any such Business Confidential Information by judicial or administrative process or by other requirements of applicable Law; provided that Seller shall (x) to the extent legally permissible and reasonably practicable, promptly notify Purchaser of the existence of such request or requirement and the disclosure that is expected to be made in respect thereto in each case with sufficient specificity so that Purchaser may, at its expense, seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Section 5.17 and (y) if requested by Purchaser (at

Purchaser’s sole cost and expense), assist Seller in seeking a protective order or other appropriate remedy with respect to such request or requirement.  If such a protective order or other remedy or the receipt of a waiver by Purchaser is not obtained and Seller or any of its Affiliates or their respective officers, directors, employees, agents or representatives is nonetheless required by such judicial or administrative process or applicable Law to disclose any Business Confidential Information, Seller (or such Affiliate or officer, director, employee, agent or representative) may, after compliance with the immediately preceding sentence of this Section 5.17, disclose only that portion of the Business Confidential Information which is required to be disclosed; provided, however, that Seller and, if appropriate, such Affiliate or such officer, director, employee, agent or representative, exercise its commercially reasonable efforts to preserve the confidentiality of such Business Confidential Information, including by obtaining reasonable assurances that confidential treatment shall be accorded any Business Confidential Information so disclosed.  Notwithstanding any disclosure of Business Confidential Information pursuant to the immediately preceding sentence, Seller and its Affiliates and their respective officers, directors, employees, agents and representatives will continue to be bound by their obligations of confidentiality (including with respect to any Business Confidential Information so disclosed pursuant to the immediately preceding sentence), non-disclosure, restriction on use and other obligations under this Section 5.17.

SECTION 5.18                                  Resignations.  Seller shall cause to be delivered to Purchaser on the Closing Date resignation letters of such members of the board of directors (or comparable governing body) of each Group Company and officers of each Group Company which have been requested in writing by Purchaser at least 10 Business Days prior to the Closing Date, such resignation letters to be effective concurrently with the Closing.

SECTION 5.19                                  Intentionally Omitted.

SECTION 5.20                                  Pre-Closing Reorganization.  At or prior to the Closing, Seller shall cause (and Purchaser shall reasonably cooperate with Seller in causing), in each case at the sole cost and expense of Seller, the actions and the transactions set forth under the heading “Pre-Closing Reorganization” in the reorganization plan attached hereto as Exhibit D (the “Reorganization Plan” and such actions and transactions set forth under such heading, the “Pre-Closing Reorganization”) to occur and shall provide Purchaser evidence thereof reasonably satisfactory to Purchaser.  The agreements and instruments to effectuate the Pre-Closing Reorganization shall be in form and substance reasonably acceptable to Purchaser.  Seller and Purchaser further agree to comply and will cause their respective Affiliates to comply with the provisions set forth under the heading “Post-Closing Action” in the Reorganization Plan.

SECTION 5.21                                  Shared Contracts.  (a)  From the date hereof until the date that is three (3) months following the Closing Date, Seller and Purchaser shall, and shall cause their respective Affiliates to, use their reasonable best efforts to work together (and, if necessary and desirable, to work with the third party to any Shared Contract) to divide, partially assign, modify or replicate (in whole or in part) the respective rights and obligations under and in respect of any Shared Contract, such that, following the Closing, (i) Purchaser, an Affiliate of Purchaser or a Group Company is the beneficiary of the rights and is responsible for the obligations related to the portion of such Shared Contract related to the Business (the “Purchaser Portion”), which rights shall be an asset of and which obligations shall be a liability of Purchaser, an Affiliate of

Purchaser or a Group Company, and (ii) Seller or an Affiliate of Seller (other than a Group Company) is the beneficiary of the rights and is responsible for the obligations related to such Shared Contract relating to the Seller Business (the “Seller Portion”), which rights shall be an asset of and which obligations shall be a liability of Seller or an Affiliate of Seller (other than a Group Company).  Nothing in this Agreement shall require the division, partial assignment, modification or replication of a Shared Contract unless and until any necessary Consents are obtained or made, as applicable.  If Seller and Purchaser or their respective Affiliates, as applicable, are not able to enter into an arrangement to divide, partially assign, modify or replicate (in whole or in part) the rights and obligations under and in respect of any such Shared Contract prior to the Closing, the Closing shall, subject to the satisfaction (or, to the extent permitted by applicable Law, the waiver by the parties entitled to the benefit thereof) of the conditions set forth in Article VI (other than those conditions which by their terms are to be satisfied at the Closing but subject to the satisfaction at the Closing or waiver of such conditions), nonetheless take place on the terms set forth herein and, thereafter and until the earlier of (x) the date that is three (3) months following the Closing and (y) the date on which the division, partial assignment, modification or replication of such Shared Contract is effected, Seller and Purchaser shall, and shall cause their respective Affiliates to, cooperate in any commercially reasonable arrangement to provide that (1) Purchaser, an Affiliate of Purchaser or a Group Company shall receive the interest in the benefits and obligations of the Purchaser Portion under and in respect of such Shared Contract and (2) Seller or an Affiliate of Seller (other than a Group Company) shall receive the interest in the benefits and obligations of the Seller Portion under and in respect of such Shared Contract.  This Section 5.21(a) shall not apply to any Seller Shared Customer Contract or Purchaser Shared Customer Contract, which are governed by Sections 5.21(b) and 5.21(c), respectively, and Section 5.21(d).

(b)            From the date hereof until the Closing, Seller and Purchaser shall, and shall cause their respective Affiliates to, use their reasonable best efforts to work together (and, if necessary and desirable, to work with the third party to any Seller Shared Customer Contract) to divide, partially assign, modify or replicate (in whole or in part) the respective rights and obligations under and in respect of any Seller Shared Customer Contract, such that, following the Closing, (i) Purchaser, an Affiliate of Purchaser or a Group Company is the beneficiary of the rights and is responsible for the obligations related to the Purchaser Portion of such Seller Shared Customer Contract, which rights shall be an asset of and which obligations shall be a liability of Purchaser, an Affiliate of Purchaser or a Group Company, and (ii) Seller or an Affiliate of Seller (other than a Group Company) is the beneficiary of the rights and is responsible for the obligations related to the Seller Portion of such Seller Shared Customer Contract, which rights shall be an asset of and which obligations shall be a liability of Seller or an Affiliate of Seller (other than a Group Company).  Nothing in this Agreement shall require the division, partial assignment, modification or replication of a Seller Shared Customer Contract unless and until any necessary Consents are obtained or made, as applicable.  If Seller and Purchaser or their respective Affiliates, as applicable, are not able to enter into an arrangement to divide, partially assign, modify or replicate the rights and obligations under and in respect of any such Seller Shared Customer Contract prior to the Closing, the Closing shall, subject to the satisfaction (or, to the extent permitted by applicable Law, the waiver by the parties entitled to the benefit thereof) of the conditions set forth in Article VI (other than those conditions which by their terms are to be satisfied at the Closing but subject to the satisfaction at the Closing or waiver of such conditions), nonetheless take place on the terms set forth herein and, unless Purchaser and Seller otherwise agree, thereafter and until the earlier of (x) the date that is three (3) months following the Closing and (y) the date on which the subcontracting of the Purchaser Portion of such Seller Shared Customer Contract (the “Embedded Purchaser Portion”) to Purchaser, an Affiliate of Purchaser or a Group Company is effected, Seller and Purchaser shall, and shall cause their respective Affiliates to, (1) use their reasonable best efforts to obtain the Consent of, or make the Consent to, the third party to such Seller Shared Customer Contract to the subcontracting of the Embedded Purchaser Portion to Purchaser, an Affiliate of Purchaser or a Group Company and (2) cooperate in any commercially reasonable arrangement to provide that Purchaser, an Affiliate of Purchaser or a Group Company shall receive the interest in the benefits and obligations of the Embedded Purchaser Portion under and in respect of such Seller Shared Customer Contract.  Notwithstanding the foregoing, if all required Consents to the subcontracting of the Embedded Purchaser Portion of any Seller Shared Customer Contract to Purchaser, an Affiliate of Purchaser or, after the Closing, a Group Company are obtained or made on or prior to the Closing Date, then Seller and Purchaser shall, and shall cause their respective applicable Affiliates to, enter into subcontracting arrangements on commercially reasonable terms mutually acceptable to Seller and Purchaser pursuant to which the Embedded Purchaser Portion of such Seller Shared Customer Contract shall be provided by Purchaser, an Affiliate of Purchaser or, after the Closing, a Group Company.  Nothing in this Agreement shall require entering into a subcontracting arrangement with respect to the Embedded Purchaser Portion of a Seller Shared Customer Contract unless and until any necessary Consents are obtained or made, as applicable.

(c)            From the date hereof until the Closing, Seller and Purchaser shall, and shall cause their respective Affiliates to, use their reasonable best efforts to work together (and, if necessary and desirable, to work with the third party to any Purchaser Shared Customer Contract) to divide, partially assign, modify or replicate (in whole or in part) the respective rights and obligations under and in respect of any Purchaser Shared Customer Contract, such that, following the Closing, (i) Seller or an Affiliate of Seller (other than a Group Company) is the beneficiary of the rights and is responsible for the obligations related to the Seller Portion of such Purchaser Shared Customer Contract, which rights shall be an asset of and which obligations shall be a liability of Seller or an Affiliate of Seller (other than a Group Company), and (ii) Purchaser, an Affiliate of Purchaser or a Group Company is the beneficiary of the rights and is responsible for the obligations related to the Purchaser Portion of such Purchaser Shared Customer Contract, which rights shall be an asset of and which obligations shall be a liability of Purchaser, an Affiliate of Purchaser or a Group Company.  Nothing in this Agreement shall require the division, partial assignment, modification or replication of a Purchaser Shared Customer Contract unless and until any necessary Consents are obtained or made, as applicable.  If Seller and Purchaser or their respective Affiliates, as applicable, are not able to enter into an arrangement to divide, partially assign, modify or replicate the rights and obligations under and in respect of any such Purchaser Shared Customer Contract prior to the Closing, the Closing shall, subject to the satisfaction (or, to the extent permitted by applicable Law, the waiver by the parties entitled to the benefit thereof) of the conditions set forth in Article VI (other than those conditions which by their terms are to be satisfied at the Closing but subject to the satisfaction at the Closing or waiver of such conditions), nonetheless take place on the terms set forth herein and, unless Purchaser and Seller otherwise agree, thereafter and until the earlier of (x) the date that is three (3) months following the Closing and (y) the date on which the subcontracting of the Purchaser Portion of such Purchaser Shared Customer Contract (the “Embedded Seller Portion”) to Seller or an Affiliate of Seller (other than a Group Company) is effected, Seller and Purchaser shall, and shall cause their respective Affiliates to, (1) use their reasonable best efforts to obtain the Consent of, or make the Consent to, the third party to such Purchaser Shared Customer Contract to the subcontracting of the Embedded Seller Portion to Seller or an Affiliate of Seller (other than a Group Company) and (2) cooperate in any commercially reasonable arrangement to provide that Seller or an Affiliate of Seller (other than a Group Company) shall receive the interest in the benefits and obligations of the Embedded Seller Portion under and in respect of such Purchaser Shared Customer Contract.  Notwithstanding the foregoing, if all required Consents to the subcontracting of the Embedded Seller Portion of any Purchaser Shared Customer Contract to Seller or an Affiliate of Seller (other than a Group Company) are obtained or made on or prior to the Closing Date, then Seller and Purchaser shall, and shall cause their respective applicable Affiliates to, enter into subcontracting arrangements on commercially reasonable terms mutually acceptable to Seller and Purchaser pursuant to which the Embedded Seller Portion of such Purchaser Shared Customer Contract shall be provided by Seller or an Affiliate of Seller (other than a Group Company).  Nothing in this Agreement shall require entering into a subcontracting arrangement with respect to the Embedded Seller Portion of a Purchaser Shared Customer Contract unless and until any necessary Consents are obtained or made, as applicable.

(d)            Nothing in this Section 5.21 shall require either Seller or Purchaser nor any their respective Affiliates to contribute capital, pay or grant any consideration or concession in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person (other than reasonable and documented out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be reimbursed as promptly as reasonably practicable by the party on whose behalf such expenses and fees are incurred).  For avoidance of doubt, reasonable and documented out-of-pocket expenses, attorneys’ fees and recording or similar fees shall not include any purchase price, license fee or other payment or consideration for the procurement of any asset secured to replace an asset in the course of Seller’s or Purchaser’s obligations under Section 5.21(a), Section 5.21(b) or Section 5.21(c).

SECTION 5.22                                  Replacement of Credit Support Obligations.  With respect to any Credit Support Obligations pursuant to which Seller, its Affiliates (other than the Group Companies) or third parties provide credit support to the Business or the Group Companies set forth in Section 5.22(a) of the Seller Disclosure Letter, Purchaser agrees to use commercially reasonable efforts to provide replacement guarantees, letters of credit, surety bonds or other assurances of payment, and Purchaser and Seller shall cooperate to obtain any necessary release effective as of the Closing in form and substance reasonably satisfactory to Purchaser and Seller with respect to all such Credit Support Obligations.  If Purchaser has not obtained the complete and unconditional release of Seller and its Affiliates and any third party guarantor from any Credit Support Obligation set forth in Section 5.22 of the Seller Disclosure Letter (each such Credit Support Obligation, until such time as such Credit Support Obligation is so released, a “Seller Continuing Credit Support Obligation”), then (i) until such release is obtained, (A) Purchaser shall continue to use its commercially reasonable efforts to obtain promptly the complete and unconditional release of Seller, its Affiliates and any third party guarantor from each Seller Continuing Credit Support Obligation and (B) Purchaser and its Affiliates (including the Group Companies) shall agree not to renew, extend the term of, increase the obligations under or transfer to a third party any Contract pursuant to which the Business or the Group Companies may be liable under any Selling Continuing Credit Support Obligation and (ii) any

demand or draw upon, or withdrawal from, any Seller Continuing Credit Support Obligation or any cash or other collateral required to be posted in connection with or in the place of any Seller Continuing Credit Support Obligation and the carrying costs of any cash or other collateral, the fronting fee costs and any other out-of-pocket third party costs and expenses resulting from a Seller Continuing Credit Support Obligation (“Assumed Credit Support Obligations”) shall be deemed liabilities of Purchaser.

SECTION 5.23                                  Release.  Effective as of Closing, Seller, on behalf of itself and its Affiliates and each of their respective successors, assigns, and past and present directors, managers, officers and employees, and their respective heirs, successors and assigns (collectively with Seller, the “Releasors”), hereby unconditionally and irrevocably waives, releases, discharges, remises and acquits Purchaser, its Affiliates (including the Group Companies) and each of their respective Affiliates and each of their respective successors, assigns and past, present and future directors, managers, officers and employees, and each of their respective heirs, successors and assigns, in each case in their capacity as such (collectively, the “Releasees”), jointly and individually, of and from any and all Proceedings and claims, demands, obligations, causes of action or liabilities arising on or prior to Closing, out of or in any matter related to (i) the direct or indirect ownership of the Transferred Equity Interests or any other interest in any Group Company, (ii) the termination of Seller’s and any Selling Affiliates’ status as an equityholder of the Group Companies as a result of the consummation of the Transactions, (iii) actions taken by Group Companies’ officers, directors, employees, agents, attorneys, accountants and representatives in connection with the negotiation, authorization, approval and recommendation of the terms of the Transactions, (iv) any rights to revenue, stock, options, or warrants of, or dividends or other distributions in respect of any Transferred Equity Interests or any other interest in any Group Companies and (v) any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether know or unknown and which occurred, existed or was taken or permitted at or prior to the Closing.  Seller, for itself and the other Releasors, hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, distributing or causing to be commenced, any Proceeding of any kind against any Releasees, based on any of the foregoing.  Seller, on behalf of itself and the other Releasors, expressly waives, to the full extent that it may lawfully waive, all rights pertaining to a general release of claims (including Section 1542 of the California Civil Code or any provision of other state or federal Law), and affirms that it is releasing all known or unknown claims that it has or may have against any of the Releasees.  Notwithstanding the foregoing, nothing in this Section 5.23 shall release, waive, discharge, relinquish or otherwise affect the rights or obligations of any party to the extent arising out of this Agreement, any of the other Transaction Agreements or any other agreement entered into by a Releasee in connection with the transactions contemplated by this Agreement.

SECTION 5.24                                  Termination of Intercompany Agreements.  On or prior to the Closing Date, Seller shall, or shall cause its Affiliates to, terminate each Contract, transaction or arrangement between a Group Company, on one hand, and Seller or any Affiliate of Seller (other than a Group Company), on the other hand, except for any Contract set forth on Section 5.24 of the Seller Disclosure Letter, with no further obligation or liability to any Group Company, and shall provide Purchaser with evidence of such termination in form and substance reasonably satisfactory to Purchaser.  No such terminated Contract (including any provision thereof that purports to survive termination) shall be of any further force or effect after the Closing Date.

SECTION 5.25                                  Financing.  (a)  Purchaser shall use, and shall cause its Affiliates to use, reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and subject only to the conditions (including the market flex provisions) set forth in the Financing Letters, including using reasonable best efforts to (i) maintain in effect and comply with the Financing Letters, (ii) promptly negotiate and enter into definitive agreements providing for the Financing on the terms and subject only to the conditions (including the market flex provisions) set forth in the Financing Letters (or on terms and conditions not materially less favorable (as to the matters that would be prohibited (in an amendment of the Financing Letter) by clause (A), (B) or (C) of the next sentence) to Purchaser than the terms and conditions (including market flex provisions) set forth in the Financing Letters), (iii) satisfy (and cause its Affiliates to satisfy) on a timely basis all conditions applicable to Purchaser and its Affiliates in the Financing Letters and the definitive agreements providing for the Financing, (iv) consummate the Financing at or prior to the Closing, including using its (and causing its Affiliates to use) reasonable best efforts (which shall include taking all actions reasonably within its control) to cause the Lenders and the other Persons committed to fund the Financing to fund the Financing at the Closing if the conditions to funding set forth in the Financing Letters are satisfied, (v) enforce its rights and remedies (including through taking all actions reasonably within its control) under the Financing Letters and the definitive agreements providing for the Financing and (vi) comply with its covenants and other obligations under the Financing Letters and the definitive agreements providing for the Financing; provided, however, neither this Section 5.25(a) nor any other provision of this Agreement shall be construed to require the Purchaser or any of its Affiliates to commence or prosecute any action, litigation, claim, arbitration or other proceeding, at law or in equity, against any Lender or any other parties to the Debt Commitment Letter in order to consummate the Debt Financing.  Purchaser shall not, without the prior written consent of Seller, agree to or permit any termination of or amendment or modification to be made to, or grant any waiver of any provision under, the Financing Letters or the definitive agreements providing for the Financing if such termination, amendment, modification or waiver would (A)(1) reduce (or could have the effect of reducing) the aggregate amount of the Financing (including by increasing the amount of fees to be paid or the amount of original issue discount) or (2) reduce the amount of the Debt Financing, in either case unless the Equity Financing is increased by a corresponding amount no later than the date of such termination, amendment, modification or waiver such that the aggregate amount of the Financing is sufficient to consummate the Transactions on the Closing Date and, after giving effect thereto, the representations and warranties set forth in Section 4.06 shall be true and correct, (B) impose new or additional conditions precedent to the availability of the Financing or otherwise expand, amend or modify any of the conditions to the Financing, or otherwise expand, amend or modify any other provision of the Financing Letters in a manner that could reasonably be expected to delay or prevent or make less likely to occur the funding of the Financing (or the satisfaction of the conditions to the Financing) on the Closing Date or (C) adversely impact the ability of Purchaser to enforce its rights and remedies against any other party to any Financing Letter or the definitive agreements providing for the Financing.  Purchaser shall promptly deliver to Seller copies of any termination, amendment, modification or waiver to or under any Financing Letter or the definitive agreements providing for the Financing.  Purchaser will fully pay, or cause to be paid, all commitment and other fees under or arising pursuant to the Debt Commitment Letter as and when they become due.

(b)            Purchaser shall keep Seller informed on a current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing and provide to Seller copies (including drafts) of the material definitive agreements providing for the Debt Financing.  Purchaser shall give Seller prompt written notice of, and keep Seller informed on a current basis and in reasonable detail of, (i) any actual or potential breach, default, termination or repudiation by any party to any Financing Letter or definitive agreement providing for the Financing of which Purchaser becomes aware, (ii) the receipt of any written notice or other written communication from any Financing source with respect to any (A) actual or potential breach, default, termination or repudiation by any party to any Financing Letter or any definitive agreement providing for the Financing of any provisions of the Financing Letters or any definitive agreement providing for the Financing or (B) material dispute or disagreement between or among any parties to any Financing Letter or any definitive agreement providing for the Financing and (iii) the occurrence of an event or development of which the Purchaser becomes aware that could reasonably be expected to adversely impact the ability of Purchaser to obtain all or any portion of the Financing contemplated by the Financing Letters on the terms and conditions, in the manner or from the sources contemplated by any Financing Letter or the definitive agreements providing for the Financing (or if at any time for any other reason Purchaser believes that it will not be able to obtain all or any portion of the Financing contemplated by the Financing Letters on the terms and conditions, in the manner or from the sources contemplated by any Financing Letter or the definitive agreements providing the Financing).  As soon as reasonably practicable, but in any event within two Business Days of the date Seller delivers to Purchaser a written request, Purchaser shall provide any information reasonably requested by Seller relating to any circumstance referred to in the immediately preceding sentence.  If any portion of the Debt Financing becomes unavailable on the terms and conditions (including any applicable market flex provisions) contemplated by the Debt Commitment Letter, or if Purchaser becomes aware of any event or circumstance that could reasonably be expected to make any portion of the Debt Financing unavailable on the terms and conditions (including any applicable market flex provisions) contemplated by the Debt Commitment Letter, Purchaser shall (x) promptly notify Seller in writing and (y) use reasonable best efforts to arrange and obtain in replacement thereof, and negotiate and enter into definitive agreements providing for, alternative debt financing from alternative debt sources in an amount sufficient to consummate the Transactions on terms and conditions (including market flex provisions) not materially less favorable to Purchaser (or its Affiliates) than the terms and conditions set forth in the Debt Commitment Letter, as promptly as practicable following the occurrence of such event or circumstance (but no later than the date Purchaser is required to consummate the Closing in accordance with this Agreement); provided that the failure to obtain alternative debt financing shall not relieve Purchaser of any obligations hereunder.  Purchaser shall deliver to Seller complete copies of all Contracts or other arrangements or understandings (including any Redacted Fee Letters) pursuant to which any such alternative debt source shall have committed to provide any portion of the alternative debt financing.  For purposes of this Agreement, (1) references to the “Financing” shall include the financing contemplated by the Financing Letters as permitted to be amended, modified or replaced by this Section 5.25, (2) references to the “Debt Commitment Letter” shall include such documents as permitted to be amended, modified or replaced by this Section 5.25 and (3) references to the “Debt Financing” shall include the debt financing contemplated by the Debt Commitment Letter as permitted to be amended, modified or replaced by this Section 5.25.

(c)            Prior to the Closing Date, Seller shall use, and shall cause the Group Companies to use, reasonable best efforts to provide, and shall use reasonable best efforts to cause any attorney, accountant or other advisor, agent or other representative (collectively, “Representatives”) retained by Seller or any Group Company to provide, in each case at Purchaser’s sole cost and expense, such reasonable cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by Purchaser, including (i) (A) participation in a reasonable number of lender meetings and due diligence sessions in each case upon reasonable advance notice and at mutually agreeable dates, times and locations and (B) reasonably cooperating with due diligence and investigation of the Debt Financing, (ii) using reasonable best efforts to furnish Purchaser and its Debt Financing sources with the financial statements and other information required by paragraph 3 of Exhibit C of the Debt Commitment Letter and informing Purchaser if Seller becomes aware of any facts that would reasonably be expected to require the restatement of such financial statements in order for such financial statements to comply with GAAP, (iii) reasonably assisting Purchaser and its Debt Financing sources in the preparation of (A) customary offering memoranda or information memoranda for any portion of the Debt Financing (including a version thereof that consists exclusively of information that is either publically available or not material with respect to Seller, any Company, any of their respective subsidiaries or any of their respective securities for purposes of United States Federal and state securities laws) and (B) materials for rating agency presentations, in each case by providing such other pertinent information as may be reasonably requested by Purchaser in writing and to the extent such information is reasonably available to Seller, (iv) providing reasonable best efforts to provide customary cooperation in satisfying the conditions precedent in the Debt Commitment Letter to the extent that the satisfaction of such conditions requires the cooperation of, or is within the control of, the Company and any of its Subsidiaries, (v) reasonably cooperating with Purchaser in Purchaser’s efforts (or its legal counsel’s efforts) to conduct field exams and appraisals and obtain consents, legal opinions, Phase I or other non-invasive environmental assessments, surveys, title insurance and insurance affidavits as reasonably requested by the Purchaser in connection with the Debt Financing, (vi) requesting its independent accountants to provided reasonable assistance and cooperation to Purchaser, (vii) to the extent timely requested by the Purchaser and required under the Debt Commitment Letter, (A) obtaining documents reasonably requested by the Purchaser or its Financing Sources relating to the repayment of the existing indebtedness of the Group Companies, including customary payoff letters and the release of related liens and related guarantees, if any, and (B) providing all documentation and other information required by U.S. bank regulatory authorities under applicable “know-your-customer,” anti-money laundering rules and regulations, including without limitation the USA PATRIOT Act, relating to the Group Companies, in each case, at least ten (10) Business Days prior to the Closing Date to the extent reasonably requested by Purchaser at least five (5) Business Days prior to the Closing Date, (viii) reasonably cooperating with the marketing efforts of Purchaser and its Debt Financing sources for any portion of the Debt Financing and (ix) providing customary authorization letters to the Lender Related Parties authorizing the distribution of information to prospective lenders (subject to reasonable confidentiality provisions) and, with respect to any public-side version of such information, confirming that such version consists exclusively of information that is either publicly available or not material with respect to Seller, any Company, any of their respective subsidiaries or any of their respective securities for purposes of United States Federal and state securities laws. The Company, on behalf of itself and each Company Entity, hereby consents to the use of its logo in connection with the Debt Financing; provided, that such logos are used in a manner that is not intended to and would not reasonably be likely to harm or disparage any Group Company.  Notwithstanding anything to the contrary contained herein, nothing in this Section 5.25(c) shall require any such cooperation or assistance to the extent that it could result in Seller or any Group Company being required to (i)(A) in the case of Seller, pledge any assets as collateral securing the Debt Financing whether prior to, at or after the Closing and (B) in the case of any Group Company, pledge any assets as collateral securing the Debt Financing prior to the Closing, (ii) agree to pay any commitment or other similar fee, bear any cost or expense, incur any other liability or give any indemnities to any third party or otherwise commit to take any similar action in connection with the Debt Financing prior to the Closing, (iii) take any actions to the extent such actions would, in Seller’s reasonable judgment, (A) unreasonably interfere with the ongoing business or operations of Seller or the Group Companies or otherwise unreasonably interfere with the prompt and timely discharge by Seller’s or any Group Company’s employees of their normal duties, (B) subject any director, manager, officer or employee of Seller or any Group Company or their respective Affiliates to any personal liability, (C) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the organizational documents of Seller or any Group Company, any applicable Law or Judgment or any Contract to which Seller or any Group Company is a party or by which any of their respective properties or assets is bound, (D) require any such entity to change any fiscal period or (E) cause (x) any representation or warranty set forth in Article II of this Agreement to be inaccurate or breached, (y) any closing condition set forth in Article VI of this Agreement to fail to be satisfied or (z) any other breach of this Agreement, (iv) waive or amend any terms of this Agreement, (v) commit to take any action under any certificate, document or instrument that is not contingent upon the Closing, (vi) provide access to or disclose information that Seller reasonably determines would jeopardize any attorney-client privilege of, or conflict with any confidentiality requirements applicable to, Seller, the Group Companies or their respective Affiliates or (vii) cause any director, manager or equivalent of Seller or any Group Company to pass resolutions to approve the Debt Financing or authorize the creation of any agreements, documents or actions in connection therewith (other than any director, manager or equivalent of Seller or any Group Company who will continue in such a position following the Closing and the passing of such resolutions), in each case that are not contingent on the Closing or would be effective prior to the Closing.

(d)            Purchaser shall be responsible for all fees and expenses related to the Financing contemplated hereby.  Accordingly, notwithstanding anything to the contrary in Section 5.05, Purchaser shall promptly reimburse Seller and each Group Company for all out-of-pocket costs and expenses (including attorneys’ fees) incurred by Seller or such Group Company in connection with their cooperation pursuant to Section 5.25(c) or otherwise in connection with the Financing.  Purchaser shall indemnify and hold harmless Seller, each Group Company and their respective Affiliates and all of their respective directors, officers, managers, employees and Representatives from and against any and all Losses suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith.  Notwithstanding anything to the contrary in this Agreement, no Group Company shall have any liability or obligation under any loan agreement or any related document or any other agreement or document related to the Financing or any alternative financing.

(e)            Purchaser acknowledges and agrees that the Closing and the obligations of Purchaser to consummate the transactions contemplated by this Agreement are not in any way contingent upon or otherwise subject to Purchaser’s consummation of any financing arrangement (including the Financing or any alternative financing), Purchaser’s obtaining of any financing (including the Financing or any alternative financing) or the availability, grant, provision or extension of any financing to Purchaser (including the Financing or any alternative financing).

(f)            Notwithstanding anything to the contrary in this Agreement, the Seller and the Company expressly agree that a breach of Section 4.06 or Sections 5.25(a) or 5.25(b) by the Purchaser shall not result in a failure of a condition precedent set forth in Section 6.03(a) or 6.03(b), if, notwithstanding such breach, the Purchaser is willing and able to consummate the Transactions on the Closing Date (and, in fact, does consummate the Transactions on the Closing Date).

SECTION 5.26                                  Insurance.  (a) Seller shall, and shall cause its Subsidiaries to, (i) use reasonable best efforts to maintain the coverage provided to the Group Companies and the Business through Seller’s or its Subsidiaries’ third-party insurance policies (the “Seller Insurance Policies”), in full force and effect until the Closing, and (ii) prior to the Closing, report to the applicable third-party insurance provider under each such applicable Seller Insurance Policy events, acts, errors, accidents, omissions, incidents, injuries or other forms of occurrences to the extent relating to the Business, any Group Company or the properties, assets, operations, employees, officers or directors of the Business or any Group Company that, in each case, occur prior to the Closing and are potentially covered by an occurrence-based Seller Insurance Policy (collectively, the “Pre-Closing Occurrences”).

(a)            From and after the Closing Date, (i) Seller shall, and shall cause its Subsidiaries to, use reasonable best efforts to report in good faith to the applicable third-party insurance provider all Pre-Closing Occurrences reasonably requested by Purchaser or any Group Company and otherwise reasonably cooperate with Purchaser or any Group Company to reasonably ensure that applicable claim reporting and other applicable material Seller Insurance Policy requirements are met, in each case with respect to Pre-Closing Occurrences, (ii) Purchaser shall cause the Group Companies to comply with the terms of the applicable Seller Insurance Policy to the extent Seller has reasonably informed Purchaser of such terms reasonably in advance of the time necessary to comply with such terms, (iii) subject to Article VIII, Purchaser shall be fully liable for all uninsured or self-insured amounts in respect of any Pre-Closing Occurrence, (iv) Seller shall not, and shall cause its Subsidiaries not to, relinquish any of their respective rights, or take any actions (other than the making of claims under the Seller Insurance Policies) that could reasonably be expected to reduce or otherwise limit the available coverage for any Pre-Closing Occurrences under any of the Seller Insurance Policies, (v) Seller shall, and shall cause its applicable Subsidiaries to, use reasonable best efforts to obtain the benefit of the applicable insurance coverage under any applicable Seller Insurance Policy and pay such benefit to Purchaser, net of any co-payments or other reasonable out-of-pocket costs and expenses reasonably incurred by Seller and its Subsidiaries in seeking such insurance proceeds (collectively, “Recovery Costs”) and (vi) Purchaser shall, and shall cause the Group Companies to, provide Seller with quarterly updates on the status of reported Pre-Closing Occurrences and any other information relating to any Pre-Closing Occurrence reasonably requested by Seller.  After the Closing, Seller shall not, and shall cause its Subsidiaries to not, release, commute, buy-

back or otherwise eliminate (whether in whole or in part) insurance coverage under any of the applicable Seller Insurance Policies with respect to any such Pre-Closing Occurrences.

(b)            Notwithstanding Section 5.26(b) to the contrary, with respect to each known Pre-Closing Occurrence as of the Closing potentially covered by a third-party claims-made insurance policy of Seller or its Subsidiaries (excluding the Group Companies) (each such policy, a “Seller Claims-Made Policy” and each such claim, a “Covered Known Claim”), Seller shall use reasonable best efforts in good faith to obtain insurance coverage for such Covered Known Claim under the Seller Claims-Made Policies as though such Seller Claims-Made Policy were a Seller Insurance Policy and the provisions of Section 5.26(b) shall apply to such Seller Claims-Made Policy mutatis mutandis (including, for the avoidance of doubt, with respect to netting and reimbursement of Recovery Costs).

SECTION 5.27                                  Purchaser Expenditure; Distribution.  Except as would not reasonably be expected to have a Purchaser Material Adverse Effect, from the date of this Agreement until the Closing, Purchaser shall not expend funds other than in connection with the Transactions and the payment of related expenses and shall not declare or pay any dividend or make any other distribution to its equityholders.

SECTION 5.28                                  Other Investors.  Except as would not reasonably be expected to have a Purchaser Material Adverse Effect, prior to the Closing, without the prior written consent of Seller, Purchaser shall not permit or agree to permit any Person to obtain any shares of capital stock or other Equity Interests (or rights to obtain any capital stock or other Equity Interests) in Purchaser.

SECTION 5.29                                  Trade Compliance Filings and Payments.  From and after the Closing, Purchaser shall prepare all required filings with, and make any required payments to, any Governmental Entity relating to the Business’s compliance with applicable trade and import/export Law (including any duty drawback claims and protests in respect of the overpayment or refund of duties) that, after the Closing, are required to be made under Seller’s federal employer identification number.  Any such filing shall be in form and substance reasonably satisfactory to Seller, and Seller shall be responsible for the submission of any such filing to the applicable Governmental Entity.

SECTION 5.30                                  Settlement of 401(k) balances. On or prior to the Closing, Seller shall, and shall cause its applicable Affiliates to, settle and discharge any accrued 401(k) and profit sharing liabilities relating to the Business as of immediately prior to the Closing, with no further obligations or liabilities to the Buyer or any Group Companies after the Closing and Buyer and its Affiliates (including the Group Companies) shall be indemnified and held harmless by Seller with respect to any such obligations or liabilities.

SECTION 5.31                                  Certain Action.  From and after the Closing, Purchaser shall, and shall cause its Affiliates to, comply in all material respects and on a timely basis with the U.S. Consumer Product Safety Commission approved recall and corrective action program for the Applicable Products.  In addition, Purchaser shall keep Seller reasonably informed of the status of such program and provide Seller with any information reasonably requested with respect to such program.

ARTICLE VI

Conditions Precedent

SECTION 6.01                                  Conditions to Each Party’s Obligation.  The obligation of Purchaser to purchase and pay for the Transferred Equity Interests and the obligation of Seller to sell (and to cause the Selling Affiliates to sell) the Transferred Equity Interests to Purchaser is each subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by both Purchaser and Seller) on or prior to the Closing Date of the following conditions:

(a)            No Restraints.  No applicable Law, Judgment or Injunction enacted, entered, promulgated, enforced or issued by any Governmental Entity in any jurisdiction set forth in Section 6.01(a) of the Seller Disclosure Letter (collectively, “Restraints”) enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions shall be in effect.

(b)            Regulatory Approvals.  The Required Regulatory Approvals shall have been obtained.

(c)            Pre-Closing Reorganization.  The Pre-Closing Reorganization shall have been consummated (except for de minimis deviations substantially consistent with the Reorganization Plan).

SECTION 6.02                                  Conditions to Obligation of Purchaser.  The obligation of Purchaser to purchase and pay for the Transferred Equity Interests is subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Purchaser in its sole discretion) on or prior to the Closing Date of the following conditions:

(a)            Representations and Warranties.  The representations and warranties of Seller in this Agreement (other than the Seller Fundamental Representations and other than the representations and warranties in Section 3.15(a)), without giving effect to any materiality, Seller Material Adverse Effect or Material Adverse Effect qualifications set forth therein, shall be true and correct, as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), in each case except for breaches as to matters that, in the aggregate, would not reasonably be expected to have a Seller Material Adverse Effect or a Material Adverse Effect.  The Seller Fundamental Representations, without giving effect to any materiality, Seller Material Adverse Effect or Material Adverse Effect qualifications set forth therein, shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent such Seller Fundamental Representations expressly relate to an earlier date (in which case such Seller Fundamental Representations shall be true and correct in all material respects on and as of such earlier date). The representations and warranties of Seller in Section 3.15(a) shall be true and correct as of the Closing Date as though made on the Closing Date.

(b)            Performance of Obligations of Seller.  Seller shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Seller by the time of the Closing.

(c)            Seller Certificate.  Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Seller by an authorized representative of Seller, stating that the conditions set forth in Section 6.02(a) and Section 6.02(b) have been satisfied.

(d)            Closing Deliveries.  Seller shall have executed and delivered (or caused to be executed and delivered) to Purchaser all of the items required under Section 1.03.

SECTION 6.03                                Conditions to Obligation of Seller.  The obligation of Seller to sell (and to cause the Selling Affiliates to sell) the Transferred Equity Interests is subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Seller in its sole discretion) on or prior to the Closing Date of the following conditions:

(a)            Representations and Warranties.  The representations and warranties of Purchaser in this Agreement (other than the Purchaser Fundamental Representations), without giving effect to any materiality or Purchaser Material Adverse Effect qualifications set forth therein, shall be true and correct, as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), in each case except for breaches as to matters that, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect.  The Purchaser Fundamental Representations, without giving effect to any materiality or Purchaser Material Adverse Effect qualifications set forth therein, shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent such Purchaser Fundamental Representations expressly relate to an earlier date (in which case such Purchaser Fundamental Representations shall be true and correct in all material respects on and as of such earlier date).

(b)            Performance of Obligations of Purchaser.  Purchaser shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser by the time of the Closing.

(c)            Purchaser Certificate.  Seller shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an authorized representative of Purchaser, stating that the conditions set forth in Section 6.03(a) and Section 6.03(b) have been satisfied.

(d)            Closing Deliveries.  Purchaser shall have executed and delivered (or caused to be executed and delivered) to Seller all of the items required under Section 1.03.

SECTION 6.04                                  Frustration of Closing Conditions.  (a)  Purchaser may not rely on the failure of any condition set forth in Section 6.01 or Section 6.02 to be satisfied if its failure to perform in all material respects any of its obligations under this Agreement, to act in good faith or to use in accordance with the terms of this Agreement its required efforts to cause the Closing to occur, in each case shall have been a principal cause of, or shall have resulted in, the failure of any such condition.

(b)            Seller may not rely on the failure of any condition set forth in Section 6.01 or Section 6.03 to be satisfied if its failure to perform in all material respects any of its obligations under this Agreement, to act in good faith or to use in accordance with the terms of this Agreement its required efforts to cause the Closing to occur, in each case shall have been a principal cause of, or shall have resulted in, the failure of any such condition.

ARTICLE VII

Termination

SECTION 7.01                                  Termination.  (a)  Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Transactions abandoned at any time prior to the Closing:

(i)                by mutual written consent of Seller and Purchaser;

(ii)             by Seller, upon written notice to Purchaser, if there shall have been a breach by Purchaser of any of its representations, warranties, covenants or obligations contained herein, which breach (A) would result in the failure to satisfy any condition set forth in Section 6.03(a) or Section 6.03(b) and (B) shall be incapable of being cured by the Outside Date, or if capable of being cured by the Outside Date, Purchaser shall not have cured within the earlier of (x) the Outside Date and (y) 60 calendar days following receipt by Purchaser of written notice of such breach from Seller stating Seller’s intention to terminate this Agreement pursuant to this Section 7.01(a)(ii) and the basis for such termination; provided, however, that Seller shall not have the right to terminate this Agreement pursuant to this Section 7.01(a)(ii) if Seller is in material breach of any of its representations, warranties, covenants or agreements set forth herein, which breach would reasonably be expected to result in the failure to satisfy any conditions set forth in Section 6.02(a) or Section 6.02(b);

(iii)            by Purchaser, upon written notice to Seller, if there shall have been a breach by Seller of any of its representations, warranties, covenants or obligations contained herein, which breach (A) would result in the failure to satisfy any condition set forth in Section 6.02(a) or Section 6.02(b) and (B) shall be incapable of being cured by the Outside Date, or if capable of being cured by the Outside Date, Seller shall not have cured such breach within the earlier of (x) the Outside Date and (y) 60 calendar days following receipt by Seller of written notice of such breach from Purchaser stating Purchaser’s intention to terminate this Agreement pursuant to this Section 7.01(a)(iii) and the basis for such termination; provided, however, that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 7.01(a)(iii) if Purchaser is in material breach of any of its representations, warranties, covenants or agreements set forth herein, which breach would reasonably be expected to result in the failure to satisfy any conditions set forth in Section 6.03(a) or Section 6.03(b); or

(iv)            by Seller or Purchaser, by written notice to the other, if:

(A)            the Closing shall not have occurred on or prior to September 5, 2019 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.01(a)(iv)(A) shall (1) not be available to any party whose breach of any material representation, covenant or obligation under this Agreement has been the principal cause of or has resulted in the failure of the Closing to occur on or prior to the Outside Date and (2) be subject to the proviso set forth in Section 7.01(a)(v); or

(B)            any Restraint having the effect set forth in Section 6.01(a) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.01(a)(iv)(B) shall not be available to any party who has failed (or whose Affiliate has failed) to have used the required efforts to prevent the entry of and remove such Restraint in accordance with its obligations hereunder.

(v)            by Seller, if (A) the conditions set forth in Section 6.01 and Section 6.02 have been satisfied or waived (other than those conditions which by their terms are to be satisfied at the Closing, each of which is capable of being satisfied in full on such date), (B) Seller has irrevocably confirmed by notice to Purchaser that all conditions set forth in Section 6.03 have been satisfied (other than those conditions which by their terms are to be satisfied at the Closing, each of which is capable of being satisfied in full on such date) or that it is willing to waive any unsatisfied conditions in Section 6.03 and (C) the Closing shall not have been consummated on the third Business Day following the delivery of such notice; provided that, notwithstanding anything in Section 7.01(a)(iv)(A) to the contrary, no party shall be permitted to terminate this Agreement pursuant to Section 7.01(a)(iv)(A) during the three Business Day period following delivery of the notice referred to in clause (B) above.

(b)            In the event of termination by Seller or Purchaser pursuant to this Section 7.01, written notice thereof shall promptly be given to the other party and this Agreement shall be terminated and the Transactions shall be abandoned, without further action by any party.  If this Agreement and the Transactions are terminated and abandoned as provided herein:

(i)            Purchaser shall return to Seller all documents and other materials received by it or any of its Affiliates or any of their respective officers, directors, employees, equityholders, agents or representatives from Seller or any of its

Affiliates or any of their respective officers, directors, employees, equityholders, agents or representatives relating to the Transactions, whether obtained before or after the execution of this Agreement; and

(ii)            all confidential information received by Purchaser or any of its Affiliates or any of their respective officers, directors, employees, equityholders, agents or representatives with respect to the business of the Group Companies shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

SECTION 7.02                                  Effect of Termination.  (a)  If this Agreement is terminated and the Transactions are abandoned pursuant to Section 7.01, this Agreement shall become null and void and of no further force and effect, except for the following provisions which shall survive such termination:

(i)                Section 5.03 (relating to the obligation of Purchaser to keep confidential certain information obtained by it);

(ii)             Section 5.05 (relating to certain expenses);

(iii)            Section 5.09 (relating to publicity);

(iv)            Section 5.25(d) (relating to expense reimbursement and indemnification);

(v)              Article VII (relating to termination); and

(vi)            Article IX (relating to general matters).

(b)            Nothing in this Section 7.02 shall be deemed to release any party from any liability for any willful and material breach by such party of the terms and provisions of this Agreement (except as otherwise provided in Section 7.03) or to impair the right of any party to compel specific performance by any other party of its obligations in accordance with, and subject to the limitations provided in, Section 9.05) under this Agreement; provided that Seller’s sole right to receive money damages in the event of a termination of this Agreement shall be the payment of the Termination Fee when the same is due and payable under Section 7.03.

SECTION 7.03                                  Termination Fee.  (a)  In the event that Seller shall terminate this Agreement pursuant to Section 7.01(a)(ii) or Section 7.01(a)(v), or Purchaser shall terminate this Agreement pursuant to Section 7.01(a)(iv)(A) and at such time Seller could have terminated this Agreement pursuant to Section 7.01(a)(v), then Purchaser shall pay or cause to be paid, within five Business Days of such date of termination, to Seller a termination fee of $41,650,000 in cash (the “Termination Fee”) by wire transfer of immediately available funds simultaneously with such termination so long as Seller has provided Purchaser with wire instructions for such payment (or, otherwise, within one Business Day following receipt of such wire instructions), it being understood that in no event shall Purchaser be required to pay or cause to be paid the Termination Fee on more than one occasion.

(b)            Each party hereto acknowledges that the agreements contained in this Section 7.03 are an integral part of the Transactions, and that without these agreements, the other party hereto would not enter into this Agreement.  Accordingly, if Purchaser fails to timely pay or cause to be paid any amount due pursuant to this Section 7.03, and, in order to obtain the payment, Seller commences a Proceeding which results in a judgment against Purchaser for the payment set forth in this Section 7.03, Purchaser shall pay or cause to be paid to Seller its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Proceeding, together with interest thereon, from the date such payment was required to be made until the date of payment, at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

(c)            Subject in all respects to Seller’s injunction, specific performance and equitable relief rights and related rights set forth in Section 9.05 (subject to the limitations contained therein) and the reimbursement and indemnification obligations of Purchaser under Section 5.25(d) and Section 7.03(b) hereof, in the event that this Agreement is terminated and the Termination Fee is paid to Seller in circumstances for which such fee is payable pursuant to Section 7.03(a), payment of the Termination Fee shall be the sole and exclusive damages remedy of Seller and its Affiliates against Purchaser, Guarantor or any of their respective former, current or future general or limited partners, shareholders, managers, members, directors, officers or Affiliates (collectively, the “Purchaser Related Parties”) or the Lender Related Parties for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise relating to or arising out of this Agreement or the Transactions, and upon payment of such amount when due and payable hereunder, none of the Purchaser Related Parties (other than the Purchaser (and the Guarantor to the extent of its Guarantee)) or the Lender Related Parties shall have any liability or obligation relating to or arising out of this Agreement or the Transactions.  While Seller may pursue both a grant of specific performance in accordance with Section 9.05 and the payment of the Termination Fee under Section 7.03, under no circumstances shall Seller be permitted or entitled to receive both a grant of specific performance that results in a Closing and any monetary damages, including all or any portion of the Termination Fee.

ARTICLE VIII

Indemnification

SECTION 8.01                                  General Indemnification by Seller.  (a)  Subject to the terms (including the limitations) set forth in this Article VIII, from and after the Closing, Seller shall (without duplication with respect to any other payment made pursuant to this Agreement) indemnify Purchaser Indemnitees against, and hold them harmless from:

(i)            any loss, liability, claim, damage or expense, including reasonable and documented third party legal fees and expenses (collectively, “Losses”) suffered or incurred by Purchaser, its Affiliates (including the Group Companies) and each of their respective officers, directors, employees, equityholders, agents and representatives (collectively, the “Purchaser Indemnitees”) all Losses (other than any Loss relating to Taxes, for which indemnification is provided under Section 8.03) to the extent arising or resulting from:

(A)            to the extent of any Closing Indebtedness, Closing Transaction Expenses or Closing Change of Control Payments that should have been reflected in the Estimated Closing Statement but were not so reflected; and

(B)            any liability arising out of or relating to the Seller Business (including the ownership or operation thereof), whether any such liability arises before or after Closing, is known or unknown or is contingent or accrued; and

(ii)            the Specified Losses.

(b)            Seller shall not be required to indemnify any Purchaser Indemnitee and shall not have any liability under Section 8.01(a) to the extent the Loss resulted primarily from any breach of a representation, warranty, agreement or covenant made or to be performed by Purchaser in this Agreement.

(c)            Except for (i) any specific enforcement remedy to which a party is entitled pursuant to Section 9.05 and (ii) claims of, or causes of action arising from, Actual Fraud, Purchaser, on behalf of itself and each other Purchaser Indemnitee, agrees that its sole and exclusive remedy after the Closing with respect to any and all claims relating to this Agreement shall be pursuant to the indemnification provisions set forth in this Article VIII.  In furtherance of the foregoing, Purchaser, on behalf of itself and each other Purchaser Indemnitee, hereby waives, from and after the Closing, any and all rights, claims and causes of action (other than those expressly contemplated by clauses (i) and (ii) of the immediately preceding sentence) it or any Purchaser Indemnitee may have against Seller or any of Seller’s Affiliates arising under or based upon this Agreement, any document or certificate delivered in connection herewith or any applicable Law, in each case except pursuant to the indemnification provisions set forth in this Article VIII.  Notwithstanding the foregoing, nothing contained in this Section 8.01(c) shall in any way impair the rights and obligations of Purchaser and Seller to resolve disputes with respect to the Closing Statement and the calculation of the Final Closing Date Amount pursuant to Section 1.04, and the fact that Purchaser may have the right to pursue a claim for indemnification under Article VIII with respect to any facts or circumstances shall not operate to impair the application of Section 1.04 in accordance with its terms; provided, however, that in no event shall Purchaser be entitled to receive indemnification for any Losses (or Taxes) to the extent the amount of such Losses (or Taxes) are reflected in the calculation of Closing Working Capital or Closing Indebtedness and therefore reflected in the calculation of the Final Closing Date Amount.

SECTION 8.02                                  General Indemnification by Purchaser.  (a)  Subject to the terms (including the limitations) set forth in this Article VIII, from and after the Closing, Purchaser shall indemnify Seller against, and hold it harmless from, any Loss suffered or incurred by Seller and its Affiliates and each of their respective officers, directors, employees, equityholders, agents and representatives (collectively, the “Seller Indemnitees”) (other than any

Loss relating to Taxes, for which indemnification is provided under Section 8.03) to the extent arising or resulting from:

(i)            the Assumed Credit Support Obligations; and

(ii)            any liability arising out of or relating to the Business (including the ownership or operation thereof), whether any such liability arises before or after Closing, whether known or unknown or is contingent or accrued (except, with respect to any liabilities arising before the Closing, to the extent any such liabilities result from facts and circumstances that would also constitute a breach of a representation or warranty by Seller under Article II or III of this Agreement).

(b)            Purchaser shall not be required to indemnify any Seller Indemnitee and shall not have any liability under Section 8.02(a) to the extent the Loss resulted primarily from  any breach of a representation, warranty, agreement or covenant made or to be performed by Seller in this Agreement.

(c)            Except for (i) any specific enforcement remedy to which a party is entitled pursuant to Section 9.05 and (ii) claims of, or causes of action arising from, Actual Fraud, Seller, on behalf of itself and each other Seller Indemnitee, agrees that its sole and exclusive remedy after the Closing with respect to any and all claims relating to this Agreement shall be pursuant to the indemnification provisions set forth in this Article VIII.  In furtherance of the foregoing, Seller, on behalf of itself and each other Seller Indemnitee, hereby waives, from and after the Closing, any and all rights, claims and causes of action (other than those expressly contemplated by clauses (i) and (ii) of the immediately preceding sentence) it or any Seller Indemnitee may have against Purchaser or any of Purchaser’s Affiliates arising under or based upon this Agreement, any document or certificate delivered in connection herewith or any applicable Law, in each case except pursuant to the indemnification provisions set forth in this Article VIII.  Notwithstanding the foregoing, nothing contained in this Section 8.02(c) shall in any way impair the rights and obligations of Purchaser and Seller to resolve disputes with respect to the Closing Statement and the calculation of the Final Closing Date Amount pursuant to Section 1.04, and the fact that Seller may have the right to pursue a claim for indemnification under Article VIII with respect to any facts or circumstances shall not operate to impair the application of Section 1.04 in accordance with its terms; provided, however, that in no event shall Seller be entitled to receive indemnification for any Losses (or Taxes) to the extent the amount of such Losses (or Taxes) are reflected in the calculation of Closing Working Capital or Closing Indebtedness and therefore reflected in the calculation of the Final Closing Date Amount.

SECTION 8.03                                  Tax Indemnification.  (a)  Subject to the terms (including the limitations) set forth in this Article VIII, from and after the Closing, Seller shall (without duplication with respect to any other payment made pursuant to this Agreement) indemnify Purchaser and its Affiliates against, and hold them harmless from, any Losses suffered or incurred by Purchaser and its Affiliates to the extent arising or resulting from:

(i)            all Taxes of any Group Company for any Pre-Closing Tax Period;

(ii)              all Taxes resulting from any breach of any covenant or agreement relating to Taxes contained in Section 5.07 made or to be performed by Seller or any of its Affiliates (including the Group Companies solely with respect to periods prior to the Closing);

(iii)            all Taxes (as a result of Treasury Regulation Section 1.1502-6 or any comparable provision of any applicable Tax Law) of any Person other than any Group Company for which any Group Company becomes liable as a result of being or having been, at any time before Closing, part of any consolidated, combined, affiliated, aggregated, unitary or similar group for Tax purposes;

(iv)            all Taxes of any Person other than a Group Company from which any Group Company is or becomes liable as a transferee or successor, or by contract, where such transferee, successor or contractual liability results from a transaction or event occurring prior to the Closing; and

(v)              all Transfer Taxes allocated to Seller pursuant to Section 5.08;

provided that, notwithstanding anything to the contrary in this Agreement, Seller shall not be liable under this Section 8.03 for any such Taxes, fees or expenses to the extent such Taxes, fees or expenses (1) are described in Section 8.03(b) or (2) result from any Purchaser Tax Act.

(b)            Subject to the terms (including the limitations) set forth in this Article VIII, from and after the Closing, Purchaser shall indemnify Seller and its Affiliates against, and hold them harmless from, any Losses suffered or incurred by Seller and its Affiliates to the extent arising or resulting from:

(i)                all Taxes of any Group Company for any Post-Closing Tax Period;

(ii)             all Taxes resulting from any breach of any covenant or agreement relating to Taxes contained in Section 5.07 made or to be performed by Purchaser or any of its Affiliates (including the Group Companies but solely with respect to periods following the Closing);

(iii)            all Taxes resulting from any Purchaser Tax Act; and

(iv)            all Transfer Taxes allocated to Purchaser pursuant to Section 5.08.

(c)            In the case of any Straddle Period:

(i)               Taxes imposed on a periodic basis (such as real, personal and intangible property taxes) for any Pre-Closing Tax Period shall be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period; and

(ii)            Taxes (other than Taxes described in clause (i) above) for any Pre-Closing Tax Period shall be computed (x) as if such taxable period ended as of the close of business on the Closing Date and (y) in the case of any such Taxes attributable to the ownership of any Equity Interest in a partnership, other “flowthrough” entity or “controlled foreign corporation” (within the meaning of Section 957(a) of the Code or any analogous provision of state, local or foreign Law), as if the taxable period of such partnership, “flowthrough” entity or “controlled foreign corporation” ended as of the close of business on the Closing Date; provided, that Taxes attributable to an inclusion under Section 951A of the Code for the Pre-Closing Tax Period shall be computed pursuant to Section 8.03(c) of the Seller Disclosure Letter.

(d)            Any indemnity obligation for Taxes pursuant to this Section 8.03 shall be paid within 30 Business Days after Purchaser or Seller, as applicable, makes written demand upon the other party claiming it is entitled to indemnification under this Section 8.03, but in no case earlier than five Business Days prior to the date on which the relevant Taxes are required to be paid to the relevant Taxing Authority.

SECTION 8.04                                  Calculation of Losses; Mitigation.  (a)  The amount of any Loss (including a Tax) for which indemnification is provided under this Article VIII shall be (i) net of any amounts actually recovered by the indemnified party under insurance policies or otherwise with respect to such Loss (including a Tax) (after taking into account costs of collection and any increase in premium) and (ii) reduced to take account of any Tax benefit actually realized in the year of the incurrence or payment of the applicable Loss, as determined on a with and without basis, by the indemnified party or any of its Affiliates as a result of the incurrence or payment of the applicable Loss (including a Tax). The amount of the Loss (including a Tax) arising out of any item included as a liability in calculating Closing Working Capital or Closing Indebtedness, if any, shall be calculated net of the amount so included.

(b)            Notwithstanding anything to the contrary herein or provided under applicable Law, Losses shall not include Losses that are in the nature of punitive damages except to the extent any such Losses are awarded and paid by an indemnified party with respect to a Third Party Claim.

(c)            Purchaser and Seller shall, and shall cause their respective Affiliates to, cooperate with each other with respect to resolving any claim or liability with respect to which one party is obligated to indemnify the other party or a Seller Indemnitee or Purchaser Indemnitee hereunder, including by using commercially reasonable efforts to (i) resolve any such claim or liability and (ii) after receiving written notice from the other party regarding such claim or liability, mitigate any Loss for which indemnification is sought under this Agreement; provided, however, that the reasonable and documented out-of-pocket costs of such mitigation shall constitute Losses for purposes of this Agreement.

SECTION 8.05                                  Termination of Indemnification.  The obligations to indemnify and hold harmless any party pursuant to Section 8.03 shall terminate upon the expiration of the applicable statute of limitations; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the Person to be indemnified shall have, before the expiration of the applicable period, previously made a good faith claim by delivering a notice of such claim in writing (stating in reasonable detail the basis of such claim) pursuant to Section 8.06 or Section 8.07 to the party to obligated to provide the indemnification.

SECTION 8.06                                  Indemnification Procedures for Other Than Tax Claims.  (a)  Third Party Claims.  In order for a Person (the “indemnified party”) to be entitled to any indemnification provided for under Section 8.01 or Section 8.02 in respect of, arising out of or involving a claim made by any third Person against the indemnified party (a “Third Party Claim”), such indemnified party must notify the party required to provide indemnification therefor (the “indemnifying party”) in writing (and in reasonable detail) of the Third Party Claim within 10 Business Days after receipt by such indemnified party of notice of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been prejudiced as a result of such failure.  Thereafter, the indemnified party shall deliver to the indemnifying party, within five Business Days after the indemnified party’s receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Third Party Claim.

(b)            Assumption.  If a Third Party Claim is made against an indemnified party, the indemnifying party shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the indemnifying party.  Should the indemnifying party so elect in writing to assume the defense of a Third Party Claim, the indemnifying party shall not be liable to the indemnified party for any legal expenses subsequently incurred by the indemnified party in connection with the defense thereof.  If the indemnifying party assumes such defense, the indemnified party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the indemnifying party, it being understood that the indemnifying party shall control such defense.  The indemnifying party shall be liable for the reasonable and documented fees and expenses of counsel employed by the indemnified party for any period during which the indemnifying party has not assumed the defense thereof (other than during any period in which the indemnified party shall have failed to give notice of the Third Party Claim in accordance with Section 8.06(a)).  If the indemnifying party chooses to defend or prosecute a Third Party Claim, all the indemnified parties shall cooperate in the defense or prosecution thereof.  Such cooperation shall include the retention and (upon the indemnifying party’s request) the provision to the indemnifying party of records and information that are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to testify and provide additional information and explanation of any material provided hereunder.  Whether or not the indemnifying party assumes the defense of a Third Party Claim, the indemnified party shall not admit any liability with respect to (other than giving testimony under oath when required to do so), or settle, compromise or discharge, such Third Party Claim without the indemnifying party’s prior written consent.  If the indemnifying party assumes the defense of a Third Party Claim, the indemnified party shall agree to any settlement, compromise or discharge of a Third Party Claim that the indemnifying party may recommend and that by its terms obligates the indemnifying party to pay the full amount of the liability in connection with such Third Party Claim and which releases the indemnified party completely in connection with such Third Party Claim; provided, however, that the indemnifying party shall not, without prior written consent of the indemnified party (which consent shall not be unreasonably withheld, conditioned or delayed), settle, compromise or offer to settle or compromise any Third Party Claim on a basis that would result in (i) injunctive or other nonmonetary relief against the indemnified party, including the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the indemnified party or (ii) a finding or admission of fault or misconduct by the indemnified party.

(c)            Other Claims.  In the event any indemnified party should have a claim against any indemnifying party under Section 8.01 or Section 8.02 that does not involve a Third Party Claim being asserted against or sought to be collected from such indemnified party, the indemnified party shall promptly deliver written notice of such claim (describing such claim in reasonable detail) to the indemnifying party.  Subject to Section 8.05 and Section 8.08, the failure by any indemnified party to so notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have to such indemnified party under Section 8.01 or Section 8.02, except to the extent that the indemnifying party shall have been prejudiced as a result of such failure.  If the indemnifying party does not notify the indemnified party within 60 calendar days following its receipt of such written notice that the indemnifying party disputes its liability to the indemnified party under Section 8.01 or Section 8.02, such claim specified by the indemnified party in such notice shall be conclusively deemed a liability of the indemnifying party under Section 8.01 or Section 8.02 and the indemnifying party shall pay the amount of such liability to the indemnified party on demand or, in the case of any notice in which the amount of the claim (or any portion thereof) is estimated, on such later date when the amount of such claim (or such portion thereof) becomes finally determined.

(d)            Tax Claims.  Tax Claims shall be governed by Section 8.07 and not by this Section 8.06.

(e)            Cybex Claims.  Notwithstanding anything to the contrary contained in this Agreement or any other Transaction Documents, with respect to any Cybex Claims (as defined in the Reorganization Plan), Seller shall not, and shall cause its Affiliates (other than the Group Companies) not to, propose, agree to or enter into any settlement or compromise without the prior written consent of the Purchaser unless such settlement and compromise (i) obligates the Seller to pay the full amount of the liability in connection with such Cybex Claims and the Specified Losses related thereto and releases the Purchaser Indemnitees completely in connection therewith, (ii) would not result in any injunctive or other nonmonetary relief against any Purchaser Indemnitee, including the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of any Purchaser Indemnitee or (iii) involve a finding or admission of fault or misconduct by any Purchaser Indemnitee.

SECTION 8.07                                  Indemnification Procedures for Tax Claims.  (a)If any Taxing Authority makes a claim that, if successful, might result in an indemnity payment pursuant to Section 8.03 (a “Tax Claim”), the indemnified party shall promptly (and in any event within 15 Business Days of receipt of written notice of such Tax Claim) notify the indemnifying party in writing (and in reasonable detail) of such Tax Claim.  If the indemnified party does not provide  notice of a Tax Claim to the indemnifying party within a reasonably sufficient period of time to allow the indemnifying party to effectively contest such Tax Claim, the indemnifying party shall not be liable to any indemnified party for such Tax Claim to the extent that the indemnifying party’s position is prejudiced as a result thereof.

(b)            Except for Tax Claims relating to Straddle Periods, Seller shall have sole control of all Proceedings taken in connection with any Tax Claim relating to Taxes for which Seller has an indemnification obligation pursuant to Section 8.03; provided, that, except with respect to any such Proceeding that relates to Taxes of any Seller Consolidated Group, Seller shall keep Purchaser reasonably informed about the status of such Proceeding and Seller shall permit Purchaser to participate (at Purchaser’s sole expense) in such Proceeding and, if such Proceeding is a material Proceeding that could reasonably be expected to impact a Tax position taken by Purchaser or its Affiliates for a Post-Closing Tax Period, Seller shall not settle any such Proceeding without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed.

(c)            Except for Tax Claims with respect to a Seller Consolidated Group, Purchaser shall control all Proceedings with respect to Taxes of the Group Companies for a Straddle Period; provided, that Purchaser shall keep the Seller reasonably informed about the status of such Proceeding, shall permit Seller to participate (at Seller’s sole expense) in such Proceeding and shall not settle any such Proceeding without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

(d)            If Seller or its designee fail to timely control any Proceeding taken in connection with a Tax Claim relating to Taxes (x) for which Seller has an indemnification obligation pursuant to Section 8.03, (y) that are solely with respect to a Post-Closing Tax Period and (z) that are not related to a Seller Consolidated Group, Purchaser or its designee shall control such Proceeding; provided, that, Purchaser shall (i) keep Seller reasonably informed about the status of such Proceeding, (ii) permit Seller to participate (at Seller’s sole expense) in such Proceeding and (iii) not settle any such Proceeding with the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

SECTION 8.08                                  Survival of Representations and Covenants.  None of the representations, warranties, covenants and agreements contained in this Agreement or any other document contemplated hereby shall survive the Closing, except for (a) the covenants and agreements that by their terms are to be performed in whole or in part at or after the Closing, which covenants and agreements shall survive in accordance with their terms and (b) the covenants and agreements in Section 5.07, which shall survive the Closing until the expiration of the applicable statute of limitations.

ARTICLE IX

General Provisions

SECTION 9.01                                  Amendments and Waivers.  This Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the party against whom such amendment or waiver shall be enforced.  The failure of any party to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at Law or in equity, or to insist upon compliance by any other party with its obligations hereunder, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.  Notwithstanding the foregoing, no amendments or waivers to the provisions of which the Lender Related Parties are expressly made third party beneficiaries pursuant to Section 9.03 shall be permitted in any manner adverse to any Lender Related Party without the prior written consent of such Lender Related Party.

SECTION 9.02                                  Assignment.  This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any party (including by operation of Law in connection with a merger or consolidation of such party) without the prior written consent of the other party (except as provided in Section 1.06).  Any attempted assignment in violation of this Section 9.02 shall be void.

SECTION 9.03                                  No Third-Party Beneficiaries.  This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and their permitted assigns, any legal or equitable rights or remedies hereunder; provided, however, that each of this Section 9.03 and Article VIII is intended to be for the benefit of, and be enforceable by, the Purchaser Indemnitees and the Seller Indemnitees, as applicable; provided further, however, that each of this Section 9.03 and Section 5.15 is intended to be for the benefit of, and be enforceable by, the D&O Indemnitees; provided further, however, that each of this Section 9.03 and Section 5.25(d) is intended to be for the benefit of, and be enforceable by, each Group Company and their respective Affiliates and all of their respective directors, officers, managers, employees and Representatives; provided further, however, that each of this Section 9.03, Section 7.02, Section 7.03(c), Section 9.01, Section 9.11(b), Section 9.12, Section 9.13 and Section 9.14 (and any definition or provision of this Agreement to the extent any amendment or waiver of such definition or provision would modify the substance of this Section 9.03, Section 7.02, Section 7.03(c), Section 9.01, Section 9.11(b), Section 9.12, Section 9.13 or Section 9.14) is intended to be for the benefit of, and be enforceable by, each Lender Related Party; provided further, however, that each of this Section 9.03, Section 7.02 and Section 7.03(c) is intended to be for the benefit of, and be enforceable by, each Purchaser Related Party.

SECTION 9.04                                  Notices.  All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand, sent by email or sent, postage prepaid, by registered, certified or express mail or overnight courier service and shall be deemed given when so delivered by hand or email, or if mailed, three calendar days after mailing (or one Business Day in the case of express mail or overnight courier service), as follows:

(i)	if to Purchaser,

c/o KPS Capital Partners, LP
485 Lexington Avenue, 31st Floor
New York, NY 10017
	Attention:	Jay Bernstein
	Email:	jbernstein@kpsfund.com

with a copy to (which copy alone shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas

New York, New York 10019-6064
	Attention:	Angelo Bonvino, Esq.
	Email:	abonvino@paulweiss.com

(ii)	if to Seller,

Brunswick Corporation
26125 N. Riverwoods Blvd
Suite 500
Mettawa, IL 60045

	Attention:	Chris Decker
	Email:	chris.dekker@brunswick.com

with copies to (which copies alone shall not constitute notice):

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
United States of America
	Attention:	Robert I. Townsend, III, Esq.
O. Keith Hallam, III, Esq.
	Email:	RTownsend@cravath.com
KHallam@cravath.com

SECTION 9.05                                  Right to Specific Performance.  The parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that, subject to this Section 9.05, the parties shall be entitled to equitable relief, including in the form of an injunction or injunctions, to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in an appropriate court of competent jurisdiction as set forth in Section 9.11, this being in addition to any other remedy to which any party is entitled at Law or in equity.  The right to specific enforcement shall include the right of Seller to cause Purchaser to cause the Transactions to be consummated on the terms and subject to the conditions set forth in this Agreement.  The parties hereto further agree (a) to cooperate fully in any attempt by the other party to obtain any such equitable remedy, (b) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy, (c) not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, or to assert that a remedy of monetary damages would provide an adequate remedy and (d) that the provisions set forth in Section 7.03 are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and shall not be construed to diminish or otherwise impair in any respect Seller’s right to specific enforcement.  The parties acknowledge and agree that the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, the parties hereto would not have entered into this Agreement.  Notwithstanding the foregoing, it is explicitly agreed that the right of Seller to seek an injunction, specific performance or other equitable remedies in connection with enforcing Purchaser’s obligation to cause the Equity Financing to be funded to fund the Initial Closing Date Amount and Purchaser’s obligations to effect the Closing (but not the right of Seller to seek injunctions, specific performance or other equitable remedies for any other reason) shall only be available to Seller if and only if (i) all conditions in Section 6.01 and 6.02 were satisfied or waived (other than those conditions which by their terms are to be satisfied at the Closing and which are capable of being satisfied in full at such time) at the time when the Closing would have been required to occur, but for the failure of the Equity Financing to be funded, (ii) the Debt Financing has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Closing if the Equity Financing is funded at the Closing and (iii) Seller has irrevocably confirmed that if the Equity Financing and Debt Financing are funded, then it would take such actions required of it by this Agreement to cause the Closing to occur.

SECTION 9.06                                  Interpretation; Exhibits and Schedules; Certain Definitions.  (a)  The headings contained in this Agreement, in any Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.  The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.  The word “will” shall be construed to have the same meaning and effect as the word “shall”.  Other than with respect to the Outside Date, if any time period for giving notice or taking action hereunder expires on a day which is not a Business Day, the time period shall automatically be extended to the Business Day immediately following such non-Business Day.  Unless the context requires otherwise (i) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified, (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (iv) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, (v) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, (vi) any reference herein to “material to the Business” shall be construed to mean “material to the Business, taken as a whole” (vii) all accounting terms not specifically defined herein shall be construed in accordance with the Accounting Principles, (viii) this Agreement shall be deemed to have been drafted by Purchaser and Seller, and this Agreement shall not be construed against any party as the principal draftsperson hereof, (ix) all references or citations in this Agreement to Laws shall, when the context requires, be considered references or citations to any successor Laws, and shall be deemed to also refer to all rules and regulations promulgated thereunder, (x) the word “or” shall not be exclusive, (xi) the phrase “to the extent” shall mean the degree to which a subject or other item extends and shall not simply mean “if” and (xii) the phrases “provided”, “delivered”, or “made available”, when used in this Agreement, shall mean that the information referred to has been physically or electronically delivered to the relevant parties, including in the case of “made available” to Purchaser prior to Closing, material that has been posted in the “data room” (virtual) and established by Seller or its representatives and to which, and to the extent to which, Purchaser and its representatives have had access at least one Business Day prior to the date of this Agreement.

(b)            For all purposes hereof:

“Accounting Principles” means, except as set forth in Section 9.06(b)(i) of the Seller Disclosure Letter, (i) the accounting practices, principles, policies, procedures and methodologies used in the preparation of the Financial Statements and (ii) to the extent not covered by Section 9.06(b)(i) of the Seller Disclosure Letter or the foregoing clause (i), GAAP in effect as of the date of the Balance Sheet.

“Accrued Income Taxes” shall mean all unpaid Income Taxes with respect to Pre-Closing Tax Periods (which amount (A) shall not take into account any offsets or reductions with respect to the carryforward of any Tax attributes (including loss carryforwards), Tax refunds or overpayments of Tax, and (B) for the avoidance of doubt, shall in no event be less than zero.

“Actual Fraud” means actual and intentional fraud with respect to the representations and warranties expressly set forth in this Agreement that is committed by the party making such representations or warranties.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.  For purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Alternative Proposal” means any inquiry, proposal or offer from any Person (other than Purchaser) relating to any direct or indirect acquisition, in one transaction or a series of transactions, of (i) assets or businesses that constitute or represent 5% or more of the total revenue, net income or assets of the Group Companies, (ii) 5% or more of the outstanding Equity Interests in the Group Companies or (iii) the Business, in each case other than the transactions contemplated hereby.

“Applicable Products” means the Cybex Arm Curl Machines and Cybex Smith Machines.

“Assumed Benefit Plan” means any Benefit Plan or any portion thereof, (i) that is sponsored by any of the Group Companies or (ii) any assets or liabilities of which (A) Purchaser has explicitly agreed to assume pursuant to this Agreement or (B) transfer to Purchaser or its Affiliates under applicable Law as a result of the Transactions.

“Balance Sheet” means the audited carve-out combined balance sheet of the Business as of December 31, 2018.

“Benefit Plan” means (i) any compensation, incentive bonus or other bonus, pension, profit sharing, savings, retirement, supplemental retirement, deferred compensation, incentive compensation, stock ownership, equity-based compensation, paid time off, salary continuation, life, perquisite, fringe benefit, vacation, change of control, severance, retention, disability, death benefit, hospitalization, sick leave, medical, welfare benefit or other plan, program, policy, arrangement, agreement or understanding, including any “employee benefit plan” (as defined in Section 3(3) of ERISA) (whether or not subject to ERISA), in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by Seller or any of its Affiliates or any other person or entity that, together with Seller is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each such person, an “ERISA Affiliate”), for the benefit of one or more current or former Employees  or other service provider of the Business or any of their respective dependents and (ii) all employment, consulting, bonus, incentive compensation, deferred compensation, equity or equity-based compensation, indemnification, severance, retention, change of control or termination agreements or arrangements between Seller or any of its Affiliates and any current or former Employee of the Business, in the case of clauses (i) and (ii), other than (A) any Multiemployer Plan or (B) any arrangement or policy required by applicable Law.

“Business Collective Bargaining Agreement” means any collective bargaining Contract applicable to any Employees of the Business, other than any such agreement mandated by applicable Law.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in New York City are authorized or obligated by applicable Law or executive order to close.

“Cash” means, with respect to the Group Companies, all cash or cash equivalents, including (i) cash in hand, bank balances, term deposits and cash on deposit (including uncleared checks or drafts received or deposited for the account of any Group Company), (ii) short-term investments that are readily convertible to cash, including short-term deposits with original maturities of three months or less, demand deposits, savings accounts, certificates of deposit, money market funds, U.S. treasury bills and other highly liquid marketable securities and (iii) credit card collections in hand, in each case determined in accordance with the Accounting Principles, but excluding (A) any amounts required to cover uncleared checks or drafts issued by any Group Company (to the extent a corresponding amount is not included in accounts payable for purposes of calculating Closing Working Capital), (B) any overdrafts and (C) any amounts held in escrow or trust for any other Person.

“Change of Control Payments” means the aggregate amount of all change of control, bonus, retention, stay or other similar payments that are payable by any Group Company to any Employee of the Business solely as a result of the consummation of the Transactions and not conditioned on any other event), together with the employer portion of any payroll, social security, unemployment or similar Taxes related to any such payments; provided, however, that in no event shall any payments (whether change of control, bonus, retention or otherwise) made pursuant to an offer letter or other agreement or arrangement adopted or entered into by Purchaser (or by the Group Companies at the written direction of Purchaser) whether prior to, on or following the date of this Agreement be considered Change of Control Payments or otherwise reflected as a liability of any Group Company in calculating Working Capital hereunder.  For the avoidance of doubt, Change of Control Payments shall not include any amounts included in the calculation of Indebtedness, Working Capital or Transaction Expenses.

“Code” means the Internal Revenue Code of 1986, as amended.

“Closing Working Capital” means the Working Capital as of the Reference Time, calculated in accordance with the Accounting Principles.

“Closing Working Capital Excess” means the amount, if any, by which Closing Working Capital (as finally determined in accordance with Section 1.04) exceeds the Target Working Capital.

“Closing Working Capital Shortfall” means the amount, if any, by which the Target Working Capital exceeds the Closing Working Capital (as finally determined in accordance with Section 1.04).

“Credit Support Obligations” means letters of credit, guarantees, surety bonds, trust agreements, accounts receivable, factoring, recourse and repurchase agreements, or arrangements and other credit support instruments issued by Seller or any of its Affiliates (including the Group Companies) or third parties on behalf of Seller or the Business.

“Current Assets” means,  as determined in accordance with the Accounting Principles, those consolidated total current assets of the Group Companies, but excluding (x) Cash and (y) all deferred Tax assets, all VAT assets and all Income Tax assets.

“Current Liabilities” means, as determined in accordance with the Accounting Principles, the consolidated total current liabilities of the Group Companies, but excluding (w) Indebtedness, (x) Transaction Expenses, (y) Change of Control Payments and (z) all deferred Tax liabilities, all VAT liabilities and all Income Tax liabilities.

“Employee of the Business” means each employee of Seller or its Affiliates (i) who is primarily dedicated to the Business or (ii) whose employment is expected to transfer to Purchaser or one of its Affiliates on the Closing Date by operation of applicable Law or pursuant to the transfer of the Transferred Equity Interests to Purchaser, including each such employee who as of the Closing Date is on leave of absence (including medical leave, military leave, workers compensation leave and short-term or long-term disability) or vacation; provided that any individual set forth on Section 9.06(b)(ii) of the Seller Disclosure Letter shall not be an “Employee of the Business”.

“Environmental Laws” means any and all applicable Laws and Judgments issued, promulgated or entered into by or with any Governmental Entity relating to pollution, protection of human health and safety (as such relates to the workplace or to exposure to hazardous or toxic substances) or the environment, or preservation or reclamation of natural resources.

“Equity Interest” means any share capital, membership interest, partnership interest or other equity interest in a Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate Liability” means any actual or contingent Liability of Seller or any of its ERISA Affiliates under or in respect of any employee benefit plan pursuant to any statute or regulations that imposes Liability on a “controlled group” or similar basis as a result of being an ERISA Affiliate or successor prior to the Closing Date with respect to any other Person.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Excluded Entity” means Life Fitness (U.K.) II Ltd.

“Existing Seller Equity Award” means any award held by an Employee of the Business outstanding immediately prior to the Closing Date under an equity plan maintained by Seller.

“Final Closing Date Amount” means an amount equal to:

(i)               the Purchase Price; plus

(ii)            Closing Cash;

(iii)            plus Closing Working Capital Excess, if any, or minus Closing Working Capital Shortfall, if any; minus

(iv)            Closing Indebtedness; minus

(v)            Closing Transaction Expenses; minus

(vi)            the Closing Change of Control Payments.

“Financial Statements” means the following audited carve-out financial statements: (a) the combined balance sheets of the Business as of December 31, 2018 and 2017 and (b) the combined statements of operations, comprehensive income, equity and cash flows of the Business for the years ended December 31, 2018, 2017 and 2016.

“Form 10” means the registration statement on Form 10 filed by Life Fitness Holdings, Inc. with the SEC to effect the registration of shares of Life Fitness Holdings, Inc. pursuant to the Exchange Act in connection with Seller’s pro rata distribution of the outstanding shares of Life Fitness Holdings, Inc. to Seller’s stockholders, together with any amendments or supplements thereto.

“GAAP” means generally accepted accounting principles in the United States.

“Government Contract” means a Contract between any Group Company and any Governmental Entity.

“Group Companies” means the Companies and their Subsidiaries, other than the Excluded Entity.

“Group Company Intellectual Property” means all Intellectual Property owned and used by the Group Companies in connection with the operation of the Business as conducted by the Group Companies as of the date of this Agreement, including all Intellectual Property that will be transferred to the Group Companies during the Pre-Closing Reorganization.

“Hazardous Substances” means any petrochemical or petroleum distillate or by-product, radioactive material, polychlorinated biphenyls, asbestos or any other material, substance or waste defined, classified or regulated as “hazardous” or “toxic” or as an environmental “contaminant” or “pollutant” or words of similar meaning and regulatory effect, pursuant to Environmental Law.

“Hungarian VAT Payables” means any and all payables for Taxes (including interest and penalties) or fees in respect of Hungarian VAT Receivables reflected on the books and records, or other accounts, of Protokon or Atlantic BV as of the Closing.

“Hungarian VAT Receivables” means any and all Hungarian VAT of Protokon Kft (“Protokon”) or the Hungarian VAT registration of Life Fitness Atlantic BV (“Atlantic BV”) that (x) is deducted or reclaimed in Hungarian VAT Tax Returns already submitted, (y) Protokon or Atlantic BV is eligible to deduct or reclaim through the refiling of VAT Tax Returns already submitted or (z) Protokon or Atlantic BV is eligible to deduct or reclaim in respect of any amounts reflected on the books and records, or other accounts, of Protokon or Atlantic BV as of the Closing.

“Income Taxes” means any federal, state, local or foreign tax, charge, fee, impost, levy or other assessment which is based upon, measured by, or calculated with respect to net income or profits or gross receipts together with any interest and any penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority with respect thereto.

“Indebtedness” means, as determined in accordance with the Accounting Principles (to the extent applicable), without duplication, the outstanding principal amount of, accrued and unpaid interest on, and other payment obligations (including any prepayment premiums, fees, expenses or penalties payable as a result of the consummation of the Transactions) arising under, any obligations of the Group Companies consisting of (i) indebtedness for borrowed money, (ii) obligations evidenced by bonds, notes, debentures or other similar instruments or by letters of credit (but only to the extent drawn), (iii) purchase money obligations, conditional sale obligations, obligations under any title retention agreement and all other obligations relating to the deferred purchase price of property or services (other than trade payables and accounts receivable recourse and repurchase obligations, in each case incurred in the ordinary course of business consistent with past practice and capital lease obligations), (iv) obligations in respect of amounts outstanding under overdraft or similar lines, (v) capital lease obligations to the extent required to be capitalized as a balance sheet liability in accordance with GAAP, (vi) obligations in respect of interest rate protection agreements, foreign currency exchange agreements or other interest or exchange rate hedging arrangement, (vii) guarantees of obligations of the type described in the foregoing clauses of any other Person, and (viii) all indebtedness of the type described in the foregoing clauses (i) through (vi) above secured by any Lien on property (including accounts and contract rights) owned by any Group Company, even though such Group Company has not assumed or become liable for the payment of such indebtedness.  For the avoidance of doubt, Indebtedness shall not include (A) any Tax reserves or (B) any amounts included in the calculation of Change of Control Payments, Working Capital or Transaction Expenses.

“Independent Expert” means BDO USA, LLP, or if such person is unable or unwilling to serve, another internationally recognized independent public accounting firm agreed upon by Purchaser and Seller in writing.

“Initial Closing Date Amount” means an amount equal to:

(i)               the Purchase Price; plus

(ii)            Estimated Cash;

(iii)            plus Estimated Closing Working Capital Excess, if any, or minus Estimated Closing Working Capital Shortfall, if any; minus

(iv)            Closing Indebtedness; minus

(v)            Closing Transaction Expenses; minus

(vi)            the Closing Change of Control Payments.

“Intellectual Property” means the following, in any and all countries, whether registered or unregistered:  (i) patents and patent applications, patentable inventions, utility models and industrial designs, and all applications and issuances therefor, together with all reissuances, divisions, renewals, revisions, extensions, reexaminations, provisionals, continuations and continuations-in-part with respect thereto; (ii) trademarks, tradenames, servicemarks, trade dress, taglines, social media identifiers (such as a Twitter® Handle) and related accounts, brand names, logos and corporate names and all applications, registrations and renewals therefor, as applicable, together with the goodwill associated with any of the foregoing; (iii) all internet domain names, internet addresses and other computer identifiers; (iv) copyrights, mask works and designs, and any applications and registrations therefor; (v) Software; and (vi) Trade Secrets.

“IT Systems” means all material (i) computer, telecommunications and network equipment and (ii) off-the-shelf, commercially available Software and customized Software developed for a Group Company or developed by a Group Company, in each case used in connection with the Business as of the Closing Date.

“Knowledge” means, with respect to Seller, the actual knowledge of the individuals listed in Section 9.06(b)(iii) of the Seller Disclosure Letter after having made reasonable inquiry of those employees of the Group Companies primarily responsible for the relevant matters, but without a duty to make further investigation by such individuals.

“Lender Related Parties” means the entities, including the Lenders, that have committed to provide or arrange (or in the future commit to provide or arrange) any Debt Financing, including the parties named in any joinder agreements or credit agreements entered into pursuant or relating thereto, their respective Affiliates, and their respective and their Affiliates’ respective former, current and future directors, officers, managers, members, stockholders, partners, employees, advisors and representatives, and successors and permitted assigns of any of the foregoing.

“Liens” means any mortgages, liens, security interests, charges, pledges, claims, options, conditions, covenants, restrictions or similar encumbrances of any kind.

“Material Adverse Effect” means any circumstance, matter, change, development, event, state of facts, occurrence or effect, that, individually or in the aggregate, (a) has had or would reasonably be expected to have a material adverse effect on the business, operations, condition (financial or otherwise) or results of operations, assets or liabilities of the Group Companies or the Business, each taken as a whole or (b) would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions by Seller; provided, however, that the effects of any of the following shall not, alone or in combination, be deemed to constitute, nor be taken into account in determining whether there has been, any such material adverse effect for purposes of clause (a):  (i) any change or prospective change in applicable Law, GAAP or any applicable accounting standards or any interpretation thereof, (ii) general economic, political, social, regulatory or business conditions or changes therein (including the commencement, continuation or escalation of war, terrorism, armed hostilities or national or international calamity) or the conditions of any credit, financial or capital markets, (iii) financial and capital markets conditions, including interest rates, and any changes therein, (iv) currency exchange rates, and any changes therein, (v) any change generally affecting the industry or geographic markets in which the Group Companies operate, (vi) the announcement of the identity of Purchaser, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or Governmental Entities (provided that this clause (vi) shall not apply to the representations and warranties set forth in Section 3.04), (vii)  the taking of any action required by this Agreement (provided that this clause (vii) shall not apply to Seller’s compliance with Section 5.01 or any action taken by Seller in connection therewith), (viii) any act of God, weather-related event, natural disaster, pandemic, force majeure event or other catastrophic similar event, (ix) any act of terrorism or change in geopolitical conditions, (x) any failure of the Business, as the case may be, to meet any projections, forecasts, estimates, budgets, milestones or financial or operational predictions (provided that clause (x) shall not prevent a determination that any change or effect underlying such failure to meet projections, forecasts, estimates, budgets, milestones or financial or operational predictions has resulted in a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect)), or (xi) any changes to the Excluded Entity; provided that the exceptions in clauses (i), (ii), (iii), (iv), (v), (viii) and (ix) above shall not apply to the extent such circumstance, development, effect, change, event, occurrence or state of facts has a disproportionate impact on the Group Companies, taken as a whole, relative to other participants in the industry in which the Group Companies operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect).

“Multiemployer Plan” means a multiemployer plan within the meaning of Section 4001(a)(3) of ERISA.

“Names” means the names, phrases and logos set forth on Section 9.06(b)(iv) of the Seller Disclosure Letter and any other names, phrases or logos including any such word or logo, and any trademarks, service marks, internet domain names, trade names, trade dress, social media identifiers, handles and tags, or other identifiers of source or goodwill containing, incorporating, based on, associated with, confusingly similar to, or dilutive of any of the foregoing, in any jurisdiction in the world.

“Permitted Liens” means any (i) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, for amounts not yet due or payable or that are being contested in good faith by appropriate Proceedings, and in each case for which adequate reserves have been established in accordance with GAAP, and Liens of lessors over assets owned by them and leased to a third party, (ii) solely with respect to personal property, Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (iii) Liens for Taxes, assessments or other governmental charges that are not due and payable or that may be paid without penalty, or that are being contested in good faith by appropriate Proceedings, in each case for which adequate reserves have been established in accordance with GAAP, (iv) Liens arising in connection with the Group Company Contracts (which do not relate to any dispute or Proceeding under such Contracts), (v) easements, covenants, conditions, rights-of-way, leases, restrictions and other similar non-monetary charges and encumbrances or other minor title defects that would not reasonably be expected to materially interfere with the ordinary conduct of the Business, (vi) zoning, building, land use and other similar restrictions, (vii) Liens that have been placed by any developer, owner, landlord or other third party either on any Leased Real Property or on property over which any Group Company has easement rights, or any subordination or similar agreements relating thereto, (viii) nonexclusive licenses of Intellectual Property granted in the ordinary course of business, (ix) Liens that will be released at or prior to the Closing, (x) Liens created by or at the written request of Purchaser or its Affiliates and (xi) other imperfections of title or encumbrances that, individually or in the aggregate, do not materially impair the continued use and operation of the properties and assets to which they relate in the conduct of the business of the Group Companies as conducted as of the date of this Agreement.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Entity or other entity.

“Post-Closing Tax Period” means any taxable period (or portion thereof) that begins after the Closing Date.

“Pre-Closing Separate Return” means any Tax Return required to be filed by or with respect to each Group Company for any taxable period that ends on or before the Closing Date, other than a Tax Return with respect to any Seller Consolidated Group.

“Pre-Closing Tax Period” means any taxable period (or portion thereof) that ends on or before the Closing Date.

“Purchaser Fundamental Representations” means the representations and warranties set forth in Section 4.01, Section 4.02 and Section 4.09.

“Purchaser Shared Customer Contract” means any Shared Contract to which Seller or one of Seller’s Affiliates (including the Group Companies) is a party that relates to the provision of products or services to a third party primarily by the Business.

“Purchaser Tax Act” means (i) any election made by Purchaser or any of its Affiliates under any Tax Law that is effective for (or during) any Pre-Closing Tax Period and (ii) any other action or omission outside of the ordinary course of business by Purchaser or any of its Affiliates (including, after the Closing Date, the Group Companies), in each case excluding any such action or omission (A) expressly required by this Agreement, (B) that is part of Purchaser’s or any of its Affiliates’ Tax Returns solely with respect to any Post-Closing Tax Period, (C) required by applicable law or a final determination within the meaning of Section 1313 of the Code or (D) effected with the written consent of Seller with such consent not to be unreasonably withheld, conditioned or delayed (it being acknowledged that Seller shall not be deemed to have unreasonably withheld, conditioned or delayed its consent if Seller has considered in good faith Purchaser’s tax analysis concerning such action or omission).

“Redacted Fee Letter” means one or more fee letters from a Debt Financing source in which the only redactions are fee amounts, rates, pricing caps, “market flex” and other economic terms that are customarily redacted in connection with agreements of this type are redacted; provided, however, that in each case, such redactions do not relate to any terms that could adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Debt Financing or other funding being made available by such Debt Financing source.

“Reference Time” means 11:59 p.m. (New York City time) on the day immediately preceding the Closing Date.

“Reference Working Capital Statement” means the statement set forth on Exhibit E and which sets forth an example, for illustrative purposes only, of the Working Capital, prepared in accordance with the Accounting Principles.

“Related Parties” means, with respect to any party, such party’s Affiliates and the former, current and future directors, officers, managers, members, stockholders, partners, employees, advisors and representatives, and successors and permitted assigns of such party and its Affiliates.

“Required Regulatory Approvals” means those sanctions, rulings, Consents, exemptions, clearances, written confirmations of no intention to initiate legal Proceedings and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities set forth in Section 9.06(b)(v) of the Seller Disclosure Letter.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Seller Business” means the business and operations of Seller and its Affiliates other than the Business.

“Seller Consolidated Group” means any consolidated, combined, affiliated, aggregated, unitary or similar group for Tax purposes that includes Seller or any of its Affiliates (other than such a group that is solely composed of Group Companies).

“Seller Disclosure Letter” means the disclosure letter dated as of the date of this Agreement and delivered by Seller to Purchaser prior to the execution hereof.

“Seller Fundamental Representations” means the representations and warranties set forth in Section 2.01, Section 2.02, Section 2.04, Section 2.05, Section 3.01(a), Section 3.02 and Section 3.03.

“Seller Shared Customer Contract” means any Shared Contract to which Seller or one of Seller’s Affiliates (including the Group Companies) is a party that relates to the provision of products or services to a third party primarily by the Seller Business.

“Shared Contract” means any Contract pursuant to which Seller or one of its Affiliates (including the Group Companies), on the one hand, and a counterparty, on the other hand, is bound in any material respect of both (i) the Business and (ii) the Seller Business; provided that Seller and Purchaser may, by mutual consent, elect to include in, or exclude from, this definition any Contract.

“Software” means all: (i) computer programs, whether in source code, object code or human readable form; and (ii) all documentation including user manuals and other training documentation relating to any of the foregoing.

“Solvent” when used with respect to any Person, means that, as of any date of determination (i) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (A) the value of all “liabilities of such Person, including contingent and other liabilities”, as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (B) the amount that will be required to pay the probable liabilities of such Person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (iii) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature.  For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

“Specified Losses” has the meaning set forth on Section 9.06(b)(vi) of the Seller Disclosure Letter.

“Split Dollar Policy” means the split dollar life insurance policy with respect to the individual set forth on Section 5.06(i) of the Seller Disclosure Letter.

“Straddle Period” means any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” of any Person means any other Person of which an amount of the securities or interests having by the terms thereof voting power to elect at least a majority of the board of directors or other analogous governing body of such other Person (or, if there are no such voting securities or voting interests, of which at least a majority of the equity interests) is directly or indirectly owned or controlled by such first Person, or the general partner of which is such first Person.

“Target Working Capital” means an amount equal to USD $145,219,000.

“Tax Return” means any return, election, disclosure, estimate, declaration, report, claim for refund, information return or statement relating to Taxes, including any schedule or attachment thereto, filed or maintained or required to be filed or maintained, in connection with the calculation, determination, assessment or collection of any Tax and includes any amended returns required as a result of examination adjustments made by the Internal Revenue Service or other Taxing Authority.

“Taxes” means all taxes or similar duties, fees or charges or assessments thereof including, but not limited to, (i) taxes imposed on, or measured by, income, profits or gross receipts and (ii) custom duties, value added, sales and excise taxes, imposed by a Taxing Authority, in each case in the nature of a tax, including any interest, penalties and additions with respect thereto.

“Taxing Authority” means any Governmental Entity exercising tax regulatory authority.

“Trade Secrets” means any trade secrets (as defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common law) and non-public know-how, including inventions, processes, procedures, databases, and other business information that meets the requirements of such definitions.

“Transaction Agreements” means this Agreement, the Transition Services Agreement, the Trademark License Agreement, the Reorganization Plan and any other agreements and instruments to be executed and delivered in connection with the transactions contemplated by this Agreement.

“Transaction Expenses” means the aggregate amount of all fees, costs and expenses incurred by the Group Companies prior to the Closing, regardless of when payable (including the fees, costs and expenses of any financial advisor, legal counsel, accountant, agent, auditor, broker, expert or other advisor or consultant retained by or on behalf of the Group Companies), arising out of or in connection with this Agreement or the Transactions.  For the avoidance of doubt, Transaction Expenses shall not include (i) any amounts payable to directors, officers or consultants or Employees of the Business, in each case, as a result of any actions taken by Purchaser or any of its Affiliates at or following the Closing, (ii) any fees, costs or expenses incurred by Purchaser or any of its Affiliates in connection with the Transactions whether or not billed or accrued (including any fees, costs and expenses of any financial advisor, legal counsel, accountant, agent, auditor, broker, expert or other advisor or consultant retained by or on behalf of Purchaser), (iii) any amounts included in the calculation of Indebtedness, Change of Control Payments or Working Capital or (iv) any fees, costs or expenses incurred by the Group Companies after the Closing.

“Transfer Taxes” means all transfer, documentary, sales, value added, use, stamp, registration, recordation, excise, conveyance and other similar Taxes.

“USD” or “$” means the lawful currency of the United States.

“VAT” means any value added or similar Tax.

“Workers’ Compensation Claim” means a claim for workers’ compensation benefits asserted by a Continuing Employee who is employed primarily in the U.S.

“Workers’ Compensation Event” means, with respect to a Continuing Employee, the occurrence of an event, injury, illness or condition giving rise to a Workers’ Compensation Claim.

“Working Capital” means Current Assets minus Current Liabilities, determined in accordance with the Accounting Principles.  For the avoidance of doubt, Working Capital shall not include any amounts included in the calculation of Indebtedness, Change of Control Payments or Transaction Expenses or any liabilities that are the subject of Sections 5.06(e), 5.06(g)(ii) (except in the case of any Assumed Benefit Plans referenced therein), 5.06(h) or 5.06(j).  For illustrative purposes only, attached as Exhibit E is the Reference Working Capital Statement.

SECTION 9.07                                  Conflicts; Privilege.  (a)  Purchaser agrees, on its own behalf and on behalf of its Affiliates (including, after the Closing, any Group Company) and its and their respective managers, directors, members, partners, officers and employees, and each of their successors and assigns (all such parties, the “Purchaser Parties”), that Cravath, Swaine & Moore LLP (“Cravath”) may serve as counsel to, and Deloitte & Touche LLP (“Deloitte”) may provide professional services to, Seller, on the one hand, and the Group Companies, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement, the other Transaction Agreements and the consummation of the Transactions (the “Current Representation”), and that, following consummation of the Transactions, Cravath may serve as counsel to, and Deloitte may provide professional services to, Seller or any of its Affiliates or any of their respective managers, directors, members, partners, officers or employees, in each case, in connection with any dispute, litigation, claim, Proceeding or obligation arising out of or relating to this Agreement, the other Transaction Agreements or the Transactions (any such representation, the “Post-Closing Representation”), notwithstanding such representation (or any continued representation) of the Group Companies, and Purchaser on behalf of itself and the Purchaser Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto.  Purchaser acknowledges that the foregoing provision applies whether or not Cravath provides legal services to, and whether or not Deloitte provides professional services to, any Group Company after the Closing Date.

(b)            Purchaser, on behalf of itself and the Purchaser Parties, hereby irrevocably acknowledges and agrees that all communications between or among the Group Companies prior to the Closing, Seller and their counsel (including Cravath) made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Proceeding arising out of or relating to, this Agreement or the Transactions, or any matter relating to the foregoing, are privileged communications between Seller and such counsel and the expectation of client confidence belongs to, and shall be controlled by, Seller (notwithstanding that any Group Company participated in, was party to or was furnished such communications nor that any Group Company is also a client of such counsel), and from and after the Closing, neither Purchaser nor any Group Company nor any Person purporting to act on behalf of or through Purchaser or any Group Company, will seek to obtain the same by any process.  From and after the Closing, Purchaser, on behalf of itself and the Purchaser Parties, waives and will not assert any attorney-client privilege with respect to any communication between Cravath, the Group Companies or Seller occurring prior to the Closing in connection with the Current Representation or any Post-Closing Representation, and the expectation of client confidence belongs to Seller and shall be controlled by Seller and shall not pass to or be claimed by Purchaser, any Group Company or any of their respective Affiliates.  In connection with any dispute or Proceeding that may arise between Seller, on the one hand, and Purchaser or, after the Closing, any Group Company, on the other hand, Seller (and not Purchaser or any Group Company) will have the right to decide whether or not to waive any attorney-client privilege that may apply to any communications between Cravath and any Group Company that occurred before the Closing.  Notwithstanding the foregoing, in the event a dispute arises between Purchaser or the Group Companies, on the one hand, and a Person other than Seller (or any Affiliate thereof), on the other hand, after the Closing, the Group Companies may assert the attorney-client privilege to prevent disclosure of confidential communications by Cravath to such Person; provided, however, that no Group Company may waive such privilege without the prior written consent of Seller (which may not be unreasonably withheld, delayed or conditioned).

(c)            In the event that any third party commences Proceedings seeking to obtain from Purchaser or its Affiliates (including, after the Closing, any Group Company) attorney-client communications involving Cravath in connection with the Current Representation, Purchaser shall promptly notify in writing Seller so as to permit Seller to participate in any such Proceedings.

SECTION 9.08                                  Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each party and delivered to the other party.  Delivery of an executed counterpart of a signature page of this Agreement by electronic image scan transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 9.09                                  Entire Agreement.  This Agreement, the other Transaction Agreements, the Financing Letters, the Guarantee and the Confidentiality Agreement, along with the Schedules and Exhibits hereto and thereto, contain the entire agreement and understanding among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings relating to such subject matter.  None of the parties shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein or in the other Transaction Agreements or the Confidentiality Agreement.  In the event of any conflict between the provisions of this Agreement, on the one hand, and the provisions of any of the other Transaction Agreements or the Confidentiality Agreement, on the other hand, the provisions of this Agreement shall control.

SECTION 9.10                                  Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found to be invalid or unenforceable in any jurisdiction, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid or enforceable, such provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

SECTION 9.11                                  Consent to Jurisdiction.

(a)            Each party irrevocably and unconditionally submits to the exclusive jurisdiction of the Supreme Court of the State of New York, New York County, the United States District Court for the Southern District of New York and any appellate courts thereof with respect to any appeals for the purposes of any suit, action or other Proceeding related to or arising out of this Agreement or the Transactions, and irrevocably and unconditionally waives any objection to the laying of venue of any such suit, action or Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suit, action or Proceeding has been brought in an inconvenient forum.  Each party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 9.04 shall be effective service of process for any such suit, action or Proceeding.

(b)            Each of the parties hereto agrees that it will not bring, support the bringing of, or permit any of its Related Parties to bring, and if commenced agrees to dismiss or otherwise terminate (to the extent within such person’s control), and not to assist (and to cause its Related Parties to dismiss, terminate and not to assist), any suit, action or other Proceeding of any kind or description, whether in Law or in equity, whether in Contract or tort or otherwise, against any Lender Related Party arising out of or relating to Section 9.14, the Debt Financing, the Debt Commitment Letter, the definitive agreements providing for the Debt Financing or the performance thereof in any forum other than the Supreme Court of the State of New York, New York County or the United States District Court for the Southern District of New York and any appellate courts thereof and irrevocably and unconditionally waives any objection to the laying of venue of any such suit, action or other Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suit, action or other Proceeding has been brought in an inconvenient forum.

SECTION 9.12                                  WAIVER OF JURY TRIAL.  EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY SUIT, ACTION OR OTHER PROCEEDING RELATED TO OR ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS (INCLUDING ANY SUIT, ACTION OR OTHER PROCEEDING INVOLVING ANY LENDER RELATED PARTY OR RELATED TO OR ARISING OUT OF THE FINANCING, THE FINANCING LETTERS, THE DEFINITIVE AGREEMENTS PROVIDING FOR THE FINANCING OR THE PERFORMANCE THEREOF).

SECTION 9.13                                  Governing Law.

(a)            This Agreement, and all matters, claims or causes of action (whether in contract or tort) based upon, arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

(b)            Seller covenants and agrees that it shall not institute, and shall cause its Representatives and controlled Affiliates not to institute any Legal Proceeding (whether at law or in equity, whether based on contract, tort, fraud, strict liability, other Legal Requirements or otherwise) arising under or in connection with, this Agreement, the Debt Commitment Letters or the Transactions against any of the Lender Related Parties and the Lender Related Parties shall not have any liability or obligations (whether contract, tort, fraud, strict liability, other laws or otherwise) to Seller or any of its Affiliates arising out of or relating to this Agreement, the Debt Commitment Letters or the Transactions.

SECTION 9.14                                  No Recourse.  Notwithstanding anything that may be expressed or implied in this Agreement, each of the parties hereto acknowledges and agrees, on behalf of itself and its Related Parties, that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had, and waives any rights or claims it may have, against any Person not a party hereto or thereto, including any past, present or future director, officer, partner, agent or employee of any past, present or future member of Purchaser, Seller, any Group Company or of any Affiliate or assignee thereof, any Lender Related Parties or any Guarantor, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any past, present or future director, officer, partner, agent or employee of any past, present or future member of Purchaser, Seller, any Group Company or of any Affiliate or assignee thereof, as such, or any Lender Related Party, for any obligation under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation; provided, however, that, notwithstanding the foregoing, nothing in this Section 12.16 shall in any way limit or modify the rights and obligations of any Lender Related Parties’ obligations to Purchaser under the Debt Commitment Letter.

[remainder of page intentionally blank; signature pages follow]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

Brunswick Corporation, as Seller,

By:	/s/ Randall S. Altman
	Name:	Randall S. Altman
	Title:	Vice President & Treasurer

Lumos International Holdings B.V., as Purchaser,

By:	/s/ F. Küppers
	Name:	F. Küppers
	Title:	Managing Director

[SIGNATURE PAGE TO EQUITY PURCHASE AGREEMENT]